   As filed with the Securities and Exchange Commission on September 5, 1997
                                                      Registration No. 333-31009

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------

                                Amendment No. 1
                                       to
                                   Form S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------

                        COMCAST CELLULAR HOLDINGS, INC.
            (Exact Name of Registrant as Specified in Its Charter)

       Delaware                             4812                   23-2687447
- -----------------------------  -----------------------------   -----------------
(State or Other Jurisdiction   (Primary Standard Industrial   (I.R.S. Employer
    of Incorporation               Classification Code       Identification No.)
    or Organization)                    Number)

                     1105 North Market Street, Suite 1219
                          Wilmington, Delaware 19801
                                (302) 427-8991
(Address, including zip code, and telephone number, including area code, of principal executive offices)

                        Comcast Delaware Services, Inc.
                     1105 North Market Street, Suite 1219
                          Wilmington, Delaware 19801
                                (302) 427-8991
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                  Copies to:
                           Richard D. Truesdell, Jr.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                                --------------
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /
                                --------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 1997
PROSPECTUS
     , 1997
                               Offer to Exchange


                    9 1/2% Senior Notes due 2007, Series B
      for Any and All Outstanding 9 1/2% Senior Notes due 2007, Series A
                                      of
                        Comcast Cellular Holdings, Inc.
                 The Exchange Offer will expire at 5:00 P.M.,
               New York City time, on     , 1997 unless extended

     Comcast Cellular Holdings, Inc. (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of 9 1/2% Senior Notes due 2007, Series B (the "New Notes") for each $1,000 principal amount of the issued and outstanding 9 1/2% Senior Notes due 2007, Series A (the "Old Notes" and, together with the New Notes, the "Notes") of the Company. As of the date of this Prospectus, there were outstanding $1,000,000,000 principal amount of Old Notes. The terms of the New Notes are identical in all material respects to those of the Old Notes, except that the offer of the New Notes will have been registered under the Securities Act of 1933, as amended (the "Securities Act") and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes. This Prospectus and Letter of Transmittal will be
first sent to all Holders of Old Notes on or about    , 1997.

     The New Notes will bear interest from May 8, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from May 8, 1997 to the date of the issuance of the New Notes. Interest on the New Notes is payable semi-annually on May 1 and November 1 of each year, commencing November 1, 1997, accruing from May 8, 1997.

     The Notes will be redeemable, in whole or in part, at the option of the Company at any time after May 1, 2002 at a redemption price set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to May 1, 2000, the Company may redeem the Notes at a price equal to 108.5% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, with the net cash proceeds of one or more Public Equity Offerings (as defined); provided, however, that at least 65% of the originally issued principal amount of the Notes would remain outstanding after giving effect to any such redemption. See "Description of the Notes--Optional Redemption." The Company currently has no Indebtedness outstanding other than the Old Notes. The Company is a holding company and, therefore, upon consummation of the Exchange Offer, the New Notes will be effectively subordinated to all liabilities (including trade payables) of the Company's subsidiaries. As of June 30, 1997, the outstanding liabilities of the Company's subsidiaries reflected on the Company's balance sheet was $689.9 million.

     The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under the Registration Rights Agreement, dated May 8, 1997, among the Company and the other signatories thereto (the "Registration Rights Agreement"). Based upon interpretations set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (collectively, the "Exchange Offer No-Action Letters"), by the staff of the Securities and Exchange Commission (the "Commission"), the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the New Notes received in exchange of the Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 90 days after the consummation of the Exchange Offer, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined). In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return tendered Old Notes to the Holders thereof. See "The Exchange Offer."

     Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance than an active public market for the New Notes will develop.
                                --------------

     See "Risk Factors" beginning on page 11 for a discussion of certain risk factors that should be considered by Holders prior to tendering their Old Notes in the Exchange Offer.
                                --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a registration statement (the "Registration Statement," which term shall encompass any amendments thereto) filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto, and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     As a result of this Exchange Offer, the Company will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file periodic reports and other information with the Commission. Such reports and other information can be inspected and copied at the addresses, and may be accessed electronically at the Internet address set forth above. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to The Bank of New York, as trustee and to any Holder or beneficial owner of Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere in this Prospectus. Comcast Cellular Holdings, Inc. is a newly formed wholly owned subsidiary of Comcast Corporation ("Comcast") which, prior to the Formation referred to below, had no assets or liabilities. Immediately prior to the closing of the offering of the Old Notes, Comcast contributed all of the outstanding capital stock of its wholly owned subsidiary, Comcast Cellular Corporation ("Comcast Cellular"), to Comcast Cellular Holdings, Inc. (the "Formation"). Unless otherwise indicated, all references herein to the Company refer to Comcast Cellular Holdings, Inc. and its subsidiaries (after giving effect to the Formation), including Comcast Cellular and Comcast Cellular Communications, Inc. ("CCCI"). Operating cash flow for any period is defined for purposes of this Prospectus as operating income before depreciation and amortization for such period. For a definition of certain terms, see "Certain Terms."

                                  THE COMPANY

     The Company is one of the largest independent operators of cellular telephone systems in the United States based on its 8.1 million aggregate Net Pops. The Company serves approximately 768,000 subscribers in a large contiguous area which comprises the Philadelphia, Pennsylvania area, Delaware and significant portions of New Jersey. The Company's wireless products and services are currently distributed under the Comcast Metrophone(SM) and Comcast CELLULARONE(R) brand names. For the six months ended June 30, 1997 and for the year ended December 31, 1996, the Company had net service income of $220.3 million and $426.1 million, respectively, and operating cash flow of $86.6 million and $154.0 million, respectively.

     The Company's markets are primarily in urban and suburban areas with above-average population density and per capita income. The Company's geographic footprint includes a significant portion of the heavily traveled I-95 corridor connecting New York, Philadelphia and Baltimore/Washington D.C. The Company believes that its ability to offer service over a wide contiguous geographic area will continue to attract new customers and retain existing customers. The Company's contiguous markets allow its systems to realize operating efficiencies due to increased utilization and effectiveness of equipment, personnel, and marketing and advertising resources. The Company's subscriber base grew from approximately 116,000 as of December 31, 1991 to approximately 768,000 as of June 30, 1997. Net service income grew from $142.9 million in 1992 to $426.1 million in 1996, while operating cash flow grew from $58.8 million to $154.0 million over the same period.

     Since January 1, 1995, the Company has invested over $400.0 million to rebuild and expand the capacity of its network, to upgrade network system security, to increase its direct distribution capabilities and for other capital expenditures. The Company intends to further expand the capacity and improve the quality of its network by deploying Time Division Multiple Access ("TDMA") digital cellular technology throughout its entire coverage area commencing in the third quarter of 1997. As a result of the Company's continued expansion of its network and its anticipated deployment of digital technology, the Company believes that its network will have sufficient capacity to accommodate continued subscriber growth, as well as any increase in subscriber minutes.


Business Strategy

     The Company's objective is to continue to pursue growth in subscribers, revenues and operating cash flow. The Company intends to achieve this objective by providing a broad range of high quality integrated wireless communications products and services. Key elements of the Company's strategy include:

     Enhance Wireless Network. The Company has continually improved its cellular network in order to better serve its customers and position itself to offer competitive services and features. The Company's significant investment in switching and cell site equipment manufactured by Lucent Technologies, Inc. has positioned it to efficiently deploy TDMA digital cellular technology throughout its network. The Company currently anticipates deploying TDMA technology commencing in the third quarter of 1997, which will permit its subscribers and roamers to use both analog and TDMA services throughout its coverage area. It is anticipated that a substantial portion of the increased capacity for subsequent traffic and subscriber growth will be accommodated using the lower cost digital technology. The Company intends to continue expanding and upgrading its cellular network in order to improve coverage and capacity as required. A subsidiary of Comcast was the high bidder on twelve 10-MHz PCS licenses covering the Philadelphia, PA MTA and the Allentown, PA BTA, all of which have been awarded. Subject to the approval of the FCC, Comcast intends to transfer the PCS licenses to the Company at Comcast's cost of $17.5 million. These PCS licenses will provide the Company with additional spectrum capacity and serve as a resource for future enhancement of its network.

     Emphasize Customer Service. The Company places a priority on providing consistently high quality customer service through on-line customer support 24 hours a day, 7 days a week. The Company utilizes a third party billing and customer care platform in conjunction with an internally developed management information system. Together, these systems enable the Company to provide prompt, high quality services to its expanding customer base and afford the Company access to detailed customer data which it uses to facilitate its marketing efforts.

     Grow Direct Distribution Channels. The Company distributes its products and services through its direct distribution network (direct sales force, retail stores and telemarketing) as well as through third party or indirect distribution channels (national retailers, local agencies and automotive dealers). The Company's long-term emphasis is on the development of direct distribution channels, particularly its own retail outlets. The Company believes that direct distribution offers substantial benefits, including lower costs, greater effectiveness in selling to higher margin customers, a consistent point of customer contact and greater ongoing satisfaction for customers generated both indirectly and directly. The Company currently operates 48 retail outlets in its markets and anticipates building additional retail outlets, as well as upgrading existing outlets in the future. The Company also intends to maintain significant indirect sales distribution channels.

     Capitalize on Regional Brand. The Company currently markets its services under the Comcast Metrophone(SM) and Comcast CELLULARONE(R) brand names. The Company believes that the Comcast name has particular regional benefits due to the Company's telecommunications presence, Comcast's ownership of extensive cable television facilities in Philadelphia and New Jersey, and Comcast's interest in the Philadelphia 76ers NBA franchise, the Philadelphia Flyers NHL franchise and two sports arenas.

     Expand Product Offering. The Company continues to offer new and innovative products and services in order to increase the value of the basic voice product to its customers, broaden distribution, increase airtime revenues and differentiate the Company. Among other products and services, the Company has developed GroupTalk(R), a cellular dispatch service which enables work groups to communicate among themselves at reduced airtime rates, and has begun to offer paging services to the customers within its systems. In addition to providing enhanced cellular voice service packages, the Company has begun to offer data transmission, through both its existing analog network and the Cellular Digital Packet Data protocol ("CDPD"). With the integration of digital technology, the Company will be able to offer a variety of additional services such as caller identification, short messaging and call encryption.

     The Company and Comcast Cellular are Delaware corporations formed in 1997 and 1992, respectively. Both the Company and Comcast Cellular have their principal executive offices at 1105 North Market Street, Wilmington, Delaware 19801 ((302) 427-8991).

                                THE REFINANCING

     In May 1997, the Company issued $1.0 billion principal amount of Old Notes for net proceeds of approximately $971.2 million. Such net proceeds were contributed to Comcast Cellular and were used by

Comcast Cellular to redeem (the "Zero Coupon Note Redemption") in full on May 19, 1997, all of Comcast Cellular's outstanding Series A Senior Participating Redeemable Zero Coupon Notes due 2000 and Series B Senior Participating Redeemable Zero Coupon Notes due 2000 (collectively the "Zero Coupon Notes"). The redemption price of the Zero Coupon Notes on the redemption date was approximately $742.4 million, which represented their accreted value on such date. Approximately $628.3 million of the net proceeds from the offering of the Old Notes was used to redeem the Zero Coupon Notes, net of approximately $114.1 million for redemption of Zero Coupon Notes owned by CCCI and eliminated in consolidation.


     The remaining net proceeds of approximately $228.8 million were contributed by Comcast Cellular to CCCI, which used such amount, together with the $114.1 million received by it in the Zero Coupon Redemption, to repay a portion of the amount outstanding under its existing credit agreement with certain banks (the "Credit Agreement"), which provides for a term loan in the principal amount of $300.0 million (the "Term Loan") and a reducing revolving credit facility of up to $1.0 billion (the "Revolving Credit Loan"). Comcast Financial Corporation ("CFC"), a wholly owned subsidiary of Comcast, owned $217.7 million principal amount of Zero Coupon Notes and used the $161.5 million received by it in the Zero Coupon Note Redemption to purchase from the Company an equal amount of mandatorily redeemable preferred stock (the "Series A Preferred Stock") of the Company. The Company contributed the $161.5 million received from the sale of its Series A Preferred Stock to CCCI, which used such amount, as well as available cash, to further reduce the amount outstanding under the Credit Agreement, resulting in a total reduction in borrowings under the Credit Agreement of $505.0 million. The foregoing transactions are collectively referred to in this Prospectus as the "Refinancing."


     The approximate sources and uses of funds in connection with the Refinancing are set forth below (in millions):


       Sources of funds:
         Old Notes .............................................   $  998.4
         Series A Preferred Stock issued to CFC  ...............      161.5
         Available cash  .......................................        0.6
                                                                   ---------
          Total sources  .......................................   $1,160.5
                                                                   =========
       Uses of funds:
         Redeem Zero Coupon Notes held by non-affiliates  ......   $  466.8
         Redeem Zero Coupon Notes held by CFC ..................      161.5
         Repay bank debt .......................................      505.0
         Estimated fees and expenses ...........................       27.2
                                                                   ---------
          Total uses  ..........................................   $1,160.5
                                                                   =========


Dividends on the Series A Preferred Stock accrue at 12% per annum, payable semi-annually in arrears. At the option of the Company, dividends on the Series A Preferred Stock may be paid in additional shares of Series A Preferred Stock instead of cash through May 1, 2007. The Series A Preferred Stock is mandatorily redeemable after the final maturity of the Notes and, subject to the restricted payment provisions of the Indenture for the Notes, is redeemable at the option of the Company at any time.

     CCCI expects to enter into a new revolving credit facility of up to $400.0 million with a group of banks (the "New Bank Facility"). Borrowings under the New Bank Facility will be used to repay all amounts remaining outstanding under the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing" for further information regarding the New Bank Facility. It is expected that the Company will merge into

Comcast Cellular following complete repayment of all amounts outstanding under the Credit Agreement, in which event the New Notes and, following the Exchange Offer, any Old Notes which remain outstanding, will become direct obligations of Comcast Cellular. The Indenture does not permit Comcast Cellular to incur any other indebtedness prior to the merger.

                              THE EXCHANGE OFFER

     The following summary description of the Exchange Offer is qualified in its entirety by the more detailed information contained elsewhere in this Prospectus.


Notes Offered............   Up to $1,000,000,000 principal amount of 9 1/2%
                            Senior Notes due 2007, Series B. The terms of the
                            New Notes and the Old Notes are identical in all material respects, except that the offer of the New
                            Notes will have been registered under the Securities
                            Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes.

The Exchange Offer ......   The Company is offering, upon the terms and
                            subject to the conditions of the Exchange Offer, to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes. See "The
                            Exchange Offer" for a description of the procedures for tendering Old Notes. The Exchange Offer is intended to satisfy obligations of the Company under the Registration Rights Agreement.

Tenders, Expiration Date;
 Withdrawal  ............   The Exchange Offer will expire at 5:00 p.m., New
                            York City time, on         , 1997, or such later
                            date and time to which it is extended. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.
                            Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange
                            Offer.

Federal Income Tax
 Consequences............   The exchange pursuant to the Exchange Offer will
                            not result in any income, gain or loss to the Holders or the Company for federal income tax purposes. See "Certain Federal Income Tax
                            Consequences."

Use of Proceeds .........   There will be no proceeds to the Company from the
                            issuance of the New Notes pursuant to the Exchange
                            Offer.

Exchange Agent  .........   The Bank of New York is serving as Exchange Agent
                            in connection with the Exchange Offer.

                      CONSEQUENCE OF EXCHANGING OLD NOTES
                        PURSUANT TO THE EXCHANGE OFFER


     Based upon interpretations by the staff of the Commission, as set forth in the Exchange Offer No-Action Letters, the Company believes that, generally, any Holder of Old Notes (other than a broker-dealer, as set forth below, and any Holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges its Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, or otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the Holder's business and such Holder has no arrangement or understanding with any person to participate in a distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdiction. If a Holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Any Holder who tenders in the Exchange Offer with the intention to participate, or for the purpose or participating, in a distribution of New Notes could not rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Failure to comply with such requirements in such instance may result in such Holder incurring liability under the Securities Act for which the Holder is not indemnified by the Company. See "The Exchange Offer--Consequences of Failure to Exchange" and "Registration Rights; Liquidated Damages."

                     SUMMARY DESCRIPTION OF THE NEW NOTES

     The terms of the New Notes and the Old Notes (collectively, the "Notes") are identical in all material respects, except that the offer of the New Notes will have been registered under the Securities Act and, therefore, the New Notes will not be subject to certain transfer restrictions, registration rights and related liquidated damages provisions applicable to the Old Notes. The Old Notes were originally issued to certain initial purchasers pursuant to Section 4(2) of the Securities Act who privately sold them only (i) in the United States to qualified institutional buyers as defined in Rule 144A under the Securities Act in compliance with Rule 144A to a limited number of institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or
(7) under the Securities Act) and (ii) outside the United States in accordance with Regulation S under the Securities Act. The following summary description of the New Notes is qualified in its entirety by the more detailed information set forth under the caption "Description of the Notes" contained elsewhere in this Prospectus.


New Notes Offered  ......   Up to $1,000,000,000 aggregate principal amount of
                            9 1/2% Senior Notes due 2007, Series B.

Maturity Date............   May 1, 2007.

Scheduled Interest Payment
 Dates ..................   May 1 and November 1, commencing November 1, 1997.
                            The New Notes will bear interest from May 8, 1997.
                            Holders of Old Notes
                            whose Old Notes are accepted for exchange in the Exchange Offer will be deemed to have waived the right to receive any payment in respect of interest on such Old Notes accrued from May 8, 1997 (the original issue date of the Old Notes) to the date of the issuance of the New Notes. Consequently, Holders who exchange their Old Notes for New Notes will receive the same interest payment on November
                            1, 1997 (the first interest payment date with respect to the Old Notes and the New Notes following consummation of the Exchange Offer) that they would have received had they not accepted the Exchange Offer.


Ranking..................   The New Notes will be general unsecured
                            obligations of the Company ranking senior to all Subordinated Indebtedness (as defined) of the Company and pari passu in right of payment with all other existing and future unsecured and unsubordinated Indebtedness (including any Old Notes not exchanged pursuant to the Exchange Offer) and other liabilities of the Company. As of the date of this Prospectus, the Company has no Indebtedness outstanding other than the Old Notes. The Company is a holding company and, therefore, the New Notes will be effectively subordinated to all liabilities
                            (including trade payables) of the Company's subsidiaries. As of June 30, 1997, the outstanding liabilities of the Company's subsidiaries reflected on the Company's balance sheet was $689.9 million.
                            See "Description of the Notes -- Ranking."


Optional Redemption......   The New Notes are redeemable, in whole or in part,
                            at the option of the Company at any time after May
                            1, 2002 at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption.

                            In addition, prior to May 1, 2000, the Company may redeem the Notes at a redemption price equal to 108.5% of the principal amount so redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption, with the net cash proceeds of one or more Public Equity Offerings resulting in aggregate gross cash proceeds to the Company of at least $100.0 million; provided, however, that at least 65% of the originally issued principal amount of the Notes would remain outstanding immediately after giving effect to any such redemption (excluding any Notes owned by the Company or any of its Affiliates (as defined)). Notice of any such redemption must be given within 60 days after the date of the last Public Equity Offering resulting in gross cash proceeds to the Company, when aggregated with all prior Public Equity Offerings, of at least $100.0 million.

Change of Control  ......   Upon the occurrence of a Change of Control
                            Triggering Event (as defined), each Holder of New
                            Notes will have the right to require the Company to repurchase such Holder's New Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the repurchase date.

Certain Covenants  ......   The Indenture imposes certain limitations on the
                            ability of the Company and its Restricted
                            Subsidiaries (as defined) to, among other things, incur Indebtedness, make Restricted Payments (as defined), effect certain Asset Sales (as defined), enter into certain transactions with affiliates, merge or consolidate with any other person or transfer all or substantially all of their properties and assets. See "Description of the Notes
                            -- Certain Covenants."

     The New Notes are obligations only of the Company and are not guaranteed by, and do not otherwise constitute obligations of, Comcast.

                                 RISK FACTORS

     Prior to tendering Old Notes in the Exchange Offer, Holders should carefully consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."


                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA


     The following table sets forth summary consolidated financial and other data for the Company as of and for the six months ended June 30, 1997 and 1996 and as of and for each of the years in the five-year period ended December 31, 1996. The financial and other data (other than total Pops, total subscribers at period end and penetration) as of and for each of the five years in the period ended December 31, 1996 have been derived from the annual consolidated financial statements of the Company. The financial and other data (other than total Pops, total subscribers at period end and penetration) as of and for the six months ended June 30, 1997 and 1996 have been derived from the unaudited condensed consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited condensed consolidated financial data reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of operating results for the full year. The following data should be read in conjunction with "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company included elsewhere herein.





                                                       Six Months
                                                     Ended June 30,
                                              ----------------------------
                                                1997(1)        1996(1)
                                              -------------  -------------
                                                 (Dollars in thousands)
Statement of Operations Data:
Service income, net ........................  $  220,273     $  207,096
Operating expenses  ........................      18,931         17,295
Selling, general and administrative
 expenses  .................................     114,747        123,284
Depreciation and amortization   ............      61,449         56,769
Operating income (loss)   ..................      25,146          9,748
Interest expense ...........................      61,165         55,678
Loss before extraordinary items and
 cumulative effect of accounting changes         (24,708)       (44,322)
Extraordinary items ........................      (7,313)
Cumulative effect of accounting changes(4)
Net loss   .................................     (32,021)       (44,322)
Balance Sheet Data (at period end):
Working capital (deficiency)    ............  $  (70,238)    $    8,905
Property and equipment, net  ...............     379,224        305,212
Total assets  ..............................   1,461,880      1,430,371
Long-term debt, less current portion  ......   1,149,679      1,237,892
Long-term investment in and due to
 affiliates   ..............................     114,437        144,087
Stockholder's (deficiency) equity  .........    (390,137)      (330,593)
Other Data:
Total Pops (000s)(5)   .....................       8,080          8,119
Total subscribers at period end (000s)(5)            768            746
Penetration(5)   ...........................         9.5%           9.2%
Operating income before depreciation and
 amortization(6) ...........................  $   86,595     $   66,517
Net cash provided by operating
 activities(7)   ...........................  $   73,628     $   17,741
Capital expenditures   .....................  $   57,897     $   36,610
Ratio of earnings to fixed charges(8) ......

RESTUBBED TABLE

                                                                       Year Ended December 31,
                                              -------------------------------------------------------------------------
                                                1996(1)      1995(1)(2)      1994(1)         1993(3)        1992(3)
                                              -------------  ------------  --------------  -------------  -------------
Statement of Operations Data:
Service income, net ........................  $  426,053     $ 374,880      $  286,137     $  202,030     $  142,926
Operating expenses  ........................      36,876        28,923          22,684         16,997         12,457
Selling, general and administrative
 expenses  .................................     235,176       212,657         154,011         97,210         71,697
Depreciation and amortization   ............     117,225       205,733          89,916         84,740         66,785
Operating income (loss)   ..................      36,776       (72,433)         19,526          3,083         (8,013)
Interest expense ...........................     116,297        97,694          83,338         77,744         59,937
Loss before extraordinary items and
 cumulative effect of accounting changes         (69,584)     (109,779)        (55,089)       (65,924)       (79,971)
Extraordinary items ........................                    (3,047)         (6,072)
Cumulative effect of accounting changes(4)                                                   (425,106)
Net loss   .................................     (69,584)     (112,826)        (61,161)      (491,030)       (79,971)
Balance Sheet Data (at period end):
Working capital (deficiency)    ............  $  (66,619)    $ (86,843)     $  (15,593)    $   23,727     $   18,131
Property and equipment, net  ...............     353,414       286,681         221,945        186,833        169,352
Total assets  ..............................   1,428,182     1,431,386       1,283,028      1,277,641      1,293,364
Long-term debt, less current portion  ......   1,259,325     1,068,104         869,605        844,589        798,167
Long-term investment in and due to
 affiliates   ..............................     108,804       133,239         110,173         90,711         74,772
Stockholder's (deficiency) equity  .........    (355,855)     (286,271)       (173,445)      (112,284)       378,746
Other Data:
Total Pops (000s)(5)   .....................       8,164         7,859           7,332          7,332          7,256
Total subscribers at period end (000s)(5)            762           665             501            323            230
Penetration(5)   ...........................         9.3%          8.5%            6.8%           4.4%           3.2%
Operating income before depreciation and
 amortization(6) ...........................  $  154,001     $ 133,300      $  109,442     $   87,823     $   58,772
Net cash provided by operating
 activities(7)   ...........................  $  122,096     $  69,340      $   79,664     $   65,942     $   36,249
Capital expenditures   .....................  $  116,018     $ 228,706      $   71,943     $   50,488     $   40,243
Ratio of earnings to fixed charges(8) ......

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of events which affect the comparability of the information reflected in the above summary consolidated financial and other data.

(2) In 1995, in connection with the Cellular Rebuild (as defined), the Company made capital expenditures of $172.0 million and charged $110.0 million to depreciation expense, which represented the difference between the net book value of the equipment replaced and the residual value realized upon its disposal.

(3) Comparability of the information presented for the years ended December 31, 1993 and 1992 is affected by the Company's acquisition of AWACS, Inc. ("AWACS"), the non-wireline cellular telephone system serving the Philadelphia, PA MSA, from Metromedia Company in March, 1992.

(4) Relates principally to the adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(5) Includes only the Company's consolidated systems. See "Business -- Summary Market Data."

(6) Operating income before depreciation and amortization is commonly referred to in the Company's industry as "operating cash flow." Operating cash flow is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of the cellular industry and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow is frequently used as one of the bases for evaluating cellular businesses. Operating cash flow does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements as an indicator of the Company's performance.


(7) Represents net cash provided by operating activities as presented in the Company's consolidated statement of cash flows.

(8) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of distributions from Garden State Cablevision and income
    (loss) before extraordinary items and cumulative effect of accounting changes, income tax expense (benefit), equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense. For the six months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995, 1994, 1993 and 1992, earnings, as defined above, were inadequate to cover fixed charges by $34.9 million, $68.1 million, $65.6 million, $163.1 million, $68.8 million, $73.6 million and $67.9 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

                                 RISK FACTORS

     In addition to the other matters described in this Prospectus, Holders of the Old Notes should consider the specific factors set forth below before accepting the Exchange Offer.

     This Prospectus contains statements which constitute forward looking statements. Those statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers primarily with respect to the future operating performance of the Company. Holders of the Old Notes are cautioned that any such forward looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth below and the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," identifies important factors that could cause such differences.

Consequences of Failure to Exchange

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon, and, except in certain limited circumstances, will no longer have any registration rights with respect to the Old Notes or be entitled to any liquidated damages with respect to the Old Notes. See "Registration Rights-- Liquidated Damages." In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations contained in letters issued to third parties by the staff of the Commission, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company in the Letter of Transmittal that such conditions have been met and must represent, if such Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, that neither such Holder nor the person receiving such New Notes, if other than the Holder, is engaged in or intends to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must represent that the Old Notes tendered in exchange therefor were acquired as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, prior to the 91st day after the consummation of the Exchange Offer, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any such jurisdictions. In addition, the tender of Old Notes pursuant to the Exchange Offer will reduce the principal amount of the Old Notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the Old Notes due to a reduction in liquidity.

Leverage; Ability to Service Debt

     The Company has been and will continue to be highly leveraged. For the six months ended June 30, 1997 and for the year ended December 31, 1996, the Company's earnings (deficit) were inadequate to cover fixed charges by $34.9 million and $65.6 million, respectively. As of June 30, 1997 the Company's total long-term debt was $1.1 billion and the Company's ratio of total debt to total capitalization was 124.5%. The degree to which the Company is leveraged could have important consequences to Holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flows from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations and expansion plans; and
(iii) the Company may be more vulnerable to a downturn in general economic conditions or its business. The discretion of the Company's management with respect to certain business matters will be limited by covenants contained in the Indenture and future debt instruments. Among other things, the covenants contained in the Indenture restrict, condition or prohibit the Company from incurring additional indebtedness, creating liens on its assets, making certain asset dispositions and entering into transactions with affiliates. In addition, CCCI's existing Credit Agreement contains, and the New Bank Facility (as defined) is expected to contain, financial and operating covenants and prohibitions, including requirements that CCCI maintain certain financial ratios and use a portion of excess cash flow (as defined) and proceeds of assets sales to repay indebtedness under such facility. There can be no assurance that the Company's leverage and such restrictions will not materially and adversely affect the Company's ability to finance its future operations or capital needs or to engage in other business activities. Moreover, a failure to comply with the obligations contained in the Indenture or any other agreements with respect to additional financing (including the Credit Agreement or the New Bank Facility) could result in an event of default under such agreements, which could permit acceleration of the related debt and acceleration of debt under future debt agreements that may contain cross-acceleration or cross-default provisions. See "Description of the Notes."

     The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control and to the ability of the Company to access payments and advances from its subsidiaries in amounts and at times sufficient to fund its debt obligations. There can be no assurance that the Company's operating results or access to payments and advances from its subsidiaries will be sufficient for payment of the Company's indebtedness, including the Notes. See "--Holding Company Structure; Dependence upon Payments from Subsidiaries; Effective Subordination."

Holding Company Structure; Dependence upon Payments from Subsidiaries; Effective Subordination

     The Company is a holding company and conducts all of its operations through subsidiaries. Consequently, the ability of the Company to pay its obligations, including its obligation to pay interest on and principal of the Notes, whether at the maturity thereof or upon an earlier redemption or purchase at the option of the Company or the Holders of the Notes, will be dependent on the ability of the Company to receive dividends and other payments or advances from its subsidiaries or to obtain additional capital or other payments or advances, in cash or otherwise from Comcast (which has no obligation to provide such capital, payments or advances) or from another source. Comcast Cellular, CCCI and its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make funds available therefor. The ability of Comcast Cellular and CCCI to pay dividends or for Comcast Cellular or CCCI or its subsidiaries to make other payments or advances to the Company will depend upon the operating results of Comcast Cellular, CCCI and CCCI's subsidiaries and any restrictions on paying such dividends or making such payments or advances as may be applicable to Comcast Cellular, CCCI or any of CCCI's subsidiaries.

     The Indenture permits the Company and its subsidiaries to incur substantial indebtedness. The Indenture permits the instruments governing such indebtedness to restrict the ability of the Company's subsidiaries to pay dividends or make other payments or advances to the Company and CCCI's existing Credit Agreement contains, and the New Bank Facility is expected to contain, such restrictions. There can be no assurance that, in the absence of other sources of liquidity, such restrictions, including restrictions pursuant to the Credit Agreement and those likely to exist under the New Bank Facility, will not have a material adverse effect on the ability of the Company to service its indebtedness, including the Notes.


     The right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization (and the consequent right of Holders to participate in those assets) of such subsidiary will be subject to the prior claims of that subsidiary's creditors (including trade creditors) and preferred stockholders. Accordingly, the New Notes effectively will be subordinated to all liabilities of the Company's subsidiaries, including trade payables and the liquidation value of preferred stock of the Company's subsidiaries, if any, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary, and any indebtedness of such subsidiary senior to that held by the Company. The Indenture will not limit the incurrence by Unrestricted Subsidiaries (as defined) of additional indebtedness or the issuance of preferred stock. The aggregate amount of liabilities of the Company's subsidiaries that effectively would have ranked senior to the Old Notes would have been approximately $689.9 million as of June 30, 1997.


     The Indenture will permit the incurrence by the Company of certain secured indebtedness (without providing for the equal and ratable securing of the Notes) and any such secured indebtedness would be effectively senior to the Notes to the extent of the assets securing such indebtedness (which may be all of the Company's assets). In addition, the indebtedness of CCCI under the Credit Agreement is, and it is expected that borrowings under the New Bank Facility may be, secured by the pledge of the capital stock of each of CCCI's direct subsidiaries.

Limited Operating History; Net Losses

     The Company and Comcast Cellular were formed in March 1997 and 1992, respectively. In May 1997, Comcast contributed all of the outstanding capital stock of Comcast Cellular to the Company. This contribution has been accounted for in a manner similar to a pooling of interests. Since its formation, Comcast Cellular has concentrated on the acquisition, exchange, construction, operation and development of its cellular telephone systems. Comcast Cellular has experienced significant losses since its inception. For the six months ended June 30, 1997 and the year ended December 31, 1996, the Company incurred net losses of $32.0 million and $69.6 million, respectively, and as of June 30, 1997, had an accumulated deficit of $888.3 million. The Company anticipates that for the foreseeable future, depreciation, amortization and interest expense will continue to be significant and will have a significant adverse effect on the Company's ability to realize net earnings. See "Summary Consolidated Financial and Other Data," "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General."


Relationship with Comcast; Possible Conflicts of Interest

     The interests of Comcast and the Company may conflict and there can be no assurance that any such conflict will be resolved in favor of the Company. All of the directors and certain of the officers of the Company are directors, officers, or both, of Comcast. All of the officers and directors of the Company, when acting in such capacity, have a fiduciary duty to the Company and to its sole stockholder, Comcast. Officers and directors generally do not have fiduciary duties to holders of debt securities such as the Notes. See "Management."

Possible Disposition of the Company by Comcast

     Over the past several years, Comcast has considered various transactions involving the sale or other disposition (including a possible spin-off) of its interest in the Company. While Comcast is not currently considering any such transaction, no assurance can be given that the Company will remain a wholly owned subsidiary of Comcast. See "-- Change of Control" below.

Issues Related to Brand Names

     The Company currently markets its services under the Comcast Metrophone(SM) brand name in the Philadelphia, PA MSA and under the Comcast CELLULARONE(R) brand name in its other markets in New Jersey and

Delaware. The Company intends to consolidate the provision of its services under a single brand. There is no assurance that the Company will continue its use of either brand name or that any change in brand name would not have a material adverse effect on the Company's financial position, results of operations or liquidity.


     The Company does not own or have the contractual right to use the "Comcast" name, which belongs to Comcast. While Comcast currently permits and currently intends to continue to permit the Company to use the "Comcast" name in marketing its products and services, there can be no assurance that Comcast will continue to permit the Company to use the "Comcast" name or that any loss of or limitation on the Company's right to use the "Comcast" name would not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Competition

     The FCC generally grants two licenses to operate cellular telephone systems in each market. One of the two licenses was initially awarded to a company or group affiliated with a local landline telephone carrier in the market (the "wireline" license), and the other license was initially awarded to a company, individual or a group not affiliated with any landline telephone carrier (the "non-wireline" license). The Company's systems are all non-wireline systems and compete directly with the wireline licensee in each market in attracting and retaining cellular telephone customers and dealers. The Company's principal wireline competitor has a larger coverage area and may have access to more substantial financial resources than the Company. Competition between wireless operators in each market is principally on the basis of services and enhancements offered, technical quality of the system, quality and responsiveness of customer service, pricing and coverage area.


     In recent years, new mobile telecommunications service providers have entered the market and created additional competition in the wireless telecommunications business. Many of such providers have access to substantial capital resources and operate, or through affiliates operate, cellular telephone systems, thus bringing significant wireless experience to the new marketplace. While there are only two cellular providers licensed in a given area, new competitors continue to emerge utilizing different frequencies and new technologies, including personal communications services ("PCS"), Specialized Mobile Radio ("SMR") and Enhanced SMR. Winners of the auctions for the 30-MHz licenses for PCS in the Company's Philadelphia market were AT&T Wireless Services, Inc. and PhillieCo, L.P., an affiliate of Sprint PCS (see below). PhillieCo, L.P. and Nextel Communications, Inc. (an Enhanced SMR operator) have each recently begun offering their wireless services in the Philadelphia, PA area. Additional companies recently were granted 10-MHz PCS licenses authorizing their operation throughout the Company's cellular service area. The Company is unable to predict whether such competing technologies will be successful and as a result will provide significant competition for the Company.

     Comcast, Tele-Communications, Inc. ("TCI"), Cox Communications, Inc. ("Cox") and Sprint Corporation ("Sprint"), through certain subsidiaries, engage in the wireless communications business through a limited partnership known as "Sprint Spectrum" or "Sprint PCS," a development stage enterprise through June 30, 1997. Comcast owns 15% of Sprint PCS (other than with respect to the markets operated by the Company in the Philadelphia, PA MTA). Pursuant to the Sprint PCS limited partnership agreements, Comcast and its subsidiaries, including the Company, are prohibited from acquiring any interest in Commercial Mobile Radio Service ("CMRS") licenses or businesses beyond a predetermined cellular footprint, consisting of the Philadelphia, PA MTA and the Allentown, PA BTA. Such limitations reduce the Company's ability to expand the geographic scope of its existing cellular telephone network.


     The Company has entered into various reciprocal agreements among cellular telephone system operators to allow their respective subscribers ("roamers") to place and receive calls in other markets. Roamers are charged rates that are generally at a premium to the regular service rate. While the Company believes that it will maintain its ability to offer the ability to roam outside its network to its customers, it also anticipates that increased competition will both place downward pressure on roaming rates paid by other carriers to the Company and permit a number of the cellular telephone providers who currently allow their customers to roam on the Company's systems to migrate such roaming to the systems of other providers. See "Business--Competition."

Change of Control

     Upon a Change of Control Triggering Event, each holder of the Notes will have the right to require the Company to repurchase any or all of the Notes owned by such holder at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest. A Change of Control Triggering Event requires both a Change of Control (as defined) and a Ratings Decline (as defined). However, the Company's ability to repurchase the Notes upon a Change of Control Triggering Event may be limited by the terms of then existing contractual obligations of the Company and its subsidiaries. As of June 30, 1997, the outstanding liabilities of the Company's subsidiaries reflected on the Company's balance sheet was $689.9 million. Although the Company does not currently have any indebtedness containing change of control provisions which indebtedness ranks pari passu with the Notes, the Indenture does not prohibit the Company in the future from incurring indebtedness otherwise permitted by the Indenture that contains such provisions. Furthermore, CCCI's existing Credit Agreement ($160.0 million outstanding thereunder as of June 30, 1997) has, and the New Bank Facility is expected to have, change of control provisions that would require CCCI to repay indebtedness thereunder before any funds from CCCI would be available to the Company to satisfy its obligations under the Notes. CCCI expects the New Bank Facility will provide for a revolving credit line of up to $400.0 million. In addition, the Company may not have adequate financial resources to effect such a repurchase, and there can be no assurance that the Company would be able to obtain such resources through a refinancing of the Notes to be repurchased or otherwise. If the Company fails to repurchase all of the Notes tendered for purchase upon the occurrence of a Change of Control Triggering Event, such failure will constitute an Event of Default under the Indenture. See "--Leverage; Ability to Service Debt" above.


     With respect to the sale of assets referred to in the definition of Change of Control, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a Change of Control has occurred and whether the Notes are subject to an offer to purchase.

     The Change of Control provision may not necessarily afford the Holders protection in the event of a highly leveraged transaction, including a reorganization, restructuring, merger or other similar transaction involving the Company that may adversely affect the Holders, because such transactions may not involve a shift in voting power or beneficial ownership or, even if they do, may not involve a shift of the magnitude required under the definition of Change of Control to trigger such provisions. Except as described under "Description of the Notes -- Offer to Purchase upon Change of Control Triggering Event," the Indenture does not contain provisions that permit the Holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Potential for Adverse Regulatory Change and Need for Regulatory Approvals

     The FCC regulates the licensing, construction, operation, acquisition and sale of cellular systems, as well as the number of cellular and other wireless licensees permitted in each market. All cellular licenses in the United States were initially granted for a ten-year term. The FCC's current rules establish a presumption in favor of the renewal of licenses that have complied with their regulatory obligations during the initial license period. While the Company believes that each of its licenses will be renewed based upon the FCC's rules, there can be no assurance that all of the Company's licenses will be renewed on favorable terms or at all. The Company's license for the Trenton, NJ MSA expires in 1997. The balance of the Company's licenses expire from 1998 through 2006.

     The FCC also regulates the ability of cellular operators to bundle the provision of service with hardware, the resale of cellular service by third parties and the coordination of frequency usage with other cellular licensees. Cellular systems also are subject to Federal Aviation Administration and FCC regulations concerning the siting, construction, marking and lighting of cellular transmitter towers and antennae and FCC regulations concerning base station transmitting facilities and signal emissions. In addition, the FCC regulates the employment practices of cellular operators. Changes in the regulation of cellular activities, in the activities of other wireless carriers, or with respect to other matters ancillary to the wireless business could have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Cellular Business and Non-Diversification

     The Company through its subsidiaries is engaged in a single line of business, the cellular communications business. The Company is, therefore, subject to the risks of a non-diversified business.

     The Company's assets consist principally of intangible assets in the form of investments in cellular telephone system licenses and licensees. The future value of the Company's cellular interests depends significantly upon the success of the Company's cellular telephone system operations and the growth of the industry in general. The cellular communications industry may be affected by, among other things, (a) changes in governmental regulation, (b) changes in the competitive environment, (c) changes in technology and (d) changes in banking regulations relating to highly leveraged transactions and market conditions that may adversely affect the availability of debt and equity financing. As a consequence, the value of such assets in the future may be significantly lower than at present. In addition, any transfer of control of an entity holding a license to offer cellular telephone communications services is subject to prior approval of the FCC. There can be no assurance that, in the event of default on indebtedness of the Company or any other event that may result in the sale or liquidation of the Company's assets, the proceeds of such sale or liquidation will be sufficient to pay the Company's obligations. In addition, all of the Company's licenses are held by direct and indirect subsidiaries of CCCI. All the capital stock of CCCI's direct subsidiaries have been pledged to secure the existing Credit Agreement and may be pledged to secure the New Bank Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

Equipment Failure; Natural Disaster

     Although the Company carries "business interruption" insurance, a major equipment failure or a natural disaster affecting any one of the Company's central switching offices or certain of its cell sites could have a significant, adverse effect on the Company's financial position, results of operations and liquidity.

Radio Frequency Emission Concerns

     Media reports have suggested that certain radio frequency ("RF") emissions from portable cellular telephones may be linked to cancer and interfere with heart pacemakers and other medical devices. Concerns over RF emissions and interference may have the effect of discouraging the use of cellular telephones, which could have an adverse effect upon the Company's business. In August 1996, the FCC adopted new guidelines and methods for evaluating the environmental effects of RF emissions. The updated guidelines generally are more stringent than the previous rules, based on recommendations of federal health and safety agencies, including the Environmental Protection Agency and the Food and Drug Administration. Among the guidelines are limits for specific absorption rates for evaluating certain hand-held devices such as cellular telephones, as well as guidelines for the evaluation of cellular transmitting facilities. The Company believes that the cellular telephones currently marketed and in use by the Company's customers, as well as the Company's transmitting facilities, comply with the new standards. Moreover, the FCC preempted state and local government regulation of cellular and other personal wireless services facilities based on RF emissions. Potential interference with medical devices involves primarily digital transmissions rather than analog. Industry, government, and medical experts have been conducting tests and developing methods for reducing or eliminating such interference.

Adoption of New Technologies; Technological Obsolescence

     The Company's commercial networks currently utilize analog technology. The Company intends to deploy TDMA as its digital technology, utilizing the more recently developed A-CELP vocoder, in 1997. The deployment of new technologies incorporate certain inherent risks both from the standpoint of the Company's transition of its operations and in the effectiveness of such technologies. In addition, other digital technologies, including Code Division Multiple Access ("CDMA"), may ultimately provide substantial advantages over TDMA or analog technology and, as these advantages become more established, the Company may be at a competitive disadvantage and competitive pressures may force the Company to implement CDMA or another digital technology at substantially increased costs. However, as a result of the recent rebuild and enhancement of its network, the Company could deploy CDMA digital radio technology in its network in lieu of TDMA. In addition, other wireless communications companies may implement digital technology before the Company, and consequently such companies may be able to provide enhanced services and/or superior quality compared with that which the Company is able to provide through its existing analog technologies. There can be no assurance that the Company could respond to such competitive pressures and implement digital technology on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may not be preferred by its customers or may become obsolete at some time in the future, which in either case, could have a material adverse effect on the Company's financial condition, results of operations and liquidity. There can be no assurance that the Company's ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks.

Operating Costs Due to Fraud

     As do most companies in the cellular industry, the Company incurs costs associated with the unauthorized use of its network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming. During 1995, the Company experienced for the first time significant costs associated with the fraudulent use of its system.

     Since that time, the Company has adopted a variety of fraud protection measures which have decreased the incidence of fraudulent use of its systems. Among these are personal identification numbers ("PINs"), which are required to be used by the majority of the Company's customers, and the Company's Security Zone feature, which restricts customer usage outside of the Company's service areas by customers who do not routinely roam outside of the Company's markets.

     In addition, the Company has implemented authentication and RF fingerprinting technologies which associate electronic serial number ("ESN")/mobile identification number ("MIN") combinations to particular cellular telephone units. The use of digital radio technology also purportedly will make it more difficult to commit cellular fraud with respect to ESN/MIN combinations. However, fraudulent use of the Company's systems remains a significant concern, and there can be no assurance that the Company will not incur substantial costs due to fraud in the future.

Absence of Public Market

     The New Notes are a new issue of securities for which there is currently no trading market. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. There can be no assurance that an active trading market for the New Notes will develop. If any of the New Notes are traded after their initial issuance, they may trade at a discount from their principal amount, depending upon prevailing interest rates, the market for the Company's securities and other factors, including general economic conditions and the financial condition, performance of, and prospects for, the Company. The liquidity of, and trading markets for, the New Notes may also be adversely affected by declines in the market for high yield securities generally.

                                CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company as of June 30, 1997. See "Prospectus Summary -- The Refinancing." This table should be read in conjunction with the consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.




                                                                               As of June 30, 1997
                                                                               --------------------
                                                                                (In thousands)
Long-term debt, less current portion:
 Old Notes   ...............................................................       $  998,384
 Revolving Credit Loan (1)  ................................................          150,000
 Other    ..................................................................            1,295
                                                                                   ----------
   Total long-term debt, less current portion    ...........................        1,149,679
                                                                                   ----------
Series A Preferred Stock held by CFC    ....................................          163,739
                                                                                   ----------
Stockholder's deficiency:
 Common stock, $.01 par value, authorized, 1,000 shares; issued, 100 shares
 Additional capital   ......................................................          498,164
 Accumulated deficit (2) ...................................................         (888,301)
                                                                                   ----------
   Total stockholder's deficiency    .......................................         (390,137)
                                                                                   ----------
    Total capitalization ...................................................       $  923,281
                                                                                   ==========


- ------------


(1) The maximum principal amount of the Revolving Credit Loan is reduced in quarterly installments, which increase annually, commencing September 30, 1998 and continuing through 2004. Outstanding amounts under the Revolving Credit Loan as of June 30, 1997 are due in quarterly installments commencing in 2002. Interest rates are based on a base, London Interbank Offered Rate or Certificate of Deposit rate, plus a percentage that varies as the ratio of total indebtedness to annual operating cash flow (as defined) varies. As of June 30, 1997, the effective weighted average interest rate on amounts outstanding under the Credit Agreement was 6.69%. The amount outstanding under the Revolving Credit Loan is expected to be refinanced with borrowings under the New Bank Facility. The Company expects to expense unamortized debt acquisition costs of $5.5 million, resulting in an extraordinary loss, net of tax, of $3.6 million in connection with such refinancing. For a discussion of the proposed New Bank Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing."

(2) Does not give effect to an extraordinary loss, net of tax, of $3.6 million in connection with the expected refinancing of the Revolving Credit Loan (see Note 1). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing."

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA



     The following table sets forth selected consolidated financial and other data for the Company as of and for the six months ended June 30, 1997 and 1996 and as of and for each of the years in the five-year period ended December 31, 1996. The financial and other data (other than total Pops, total subscribers at period end and penetration) as of and for each of the five years in the period ended December 31, 1996 have been derived from the annual consolidated financial statements of the Company. The financial and other data (other than total Pops, total subscribers at period end and penetration) as of and for the six months ended June 30, 1997 and 1996 have been derived from the unaudited condensed consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited condensed consolidated financial data reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of operating results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto of the Company included elsewhere herein.




                                          Six Months
                                        Ended June 30,
                                 ----------------------------
                                   1997(1)        1996(1)
                                 -------------  -------------
                                    (Dollars in thousands)
Statement of
 Operations Data:
Service income, net   .........  $  220,273     $  207,096
Operating expenses    .........      18,931         17,295
Selling, general and
 administrative expenses    ...     114,747        123,284
Depreciation and
 amortization   ...............      61,449         56,769
Operating income (loss)  ......      25,146          9,748
Interest expense   ............      61,165         55,678
Loss before extraordinary
 items and cumulative
 effect of accounting
 changes  .....................     (24,708)       (44,322)
Extraordinary items   .........      (7,313)
Cumulative effect of
 accounting changes(4)   ......
Net loss  .....................     (32,021)       (44,322)
Balance Sheet Data
 (at period end):
Working capital (deficiency)     $  (70,238)    $    8,905
Property and equipment, net ...     379,224        305,212
Total assets ..................   1,461,880      1,430,371
Long-term debt, less current
 portion  .....................   1,149,679      1,237,892
Long-term investment in and
 due to affiliates    .........     114,437        144,087
Stockholder's (deficiency)
 equity   .....................    (390,137)      (330,593)
Other Data:
Total Pops (000s)(5)  .........       8,080          8,119
Total subscribers at period
 end (000s)(5)  ...............         768            746
Penetration(5)  ...............         9.5%           9.2%
Operating income before
 depreciation and
 amortization(6)   ............  $   86,595     $   66,517
Net cash provided by
 operating activities(7).......  $   73,628     $   17,741
Capital expenditures  .........  $   57,897     $   36,610
Ratio of earnings to fixed
 charges(8)  ..................


RESTUBBED TABLE


                                                          Year Ended December 31,
                                 -------------------------------------------------------------------------
                                   1996(1)      1995(1)(2)      1994(1)         1993(3)        1992(3)
                                 -------------  ------------  --------------  -------------  -------------
Statement of
 Operations Data:
Service income, net   .........  $  426,053     $ 374,880      $  286,137     $  202,030     $  142,926
Operating expenses    .........      36,876        28,923          22,684         16,997         12,457
Selling, general and
 administrative expenses    ...     235,176       212,657         154,011         97,210         71,697
Depreciation and
 amortization   ...............     117,225       205,733          89,916         84,740         66,785
Operating income (loss)  ......      36,776       (72,433)         19,526          3,083         (8,013)
Interest expense   ............     116,297        97,694          83,338         77,744         59,937
Loss before extraordinary
 items and cumulative
 effect of accounting
 changes  .....................     (69,584)     (109,779)        (55,089)       (65,924)       (79,971)
Extraordinary items   .........                    (3,047)         (6,072)
Cumulative effect of
 accounting changes(4)   ......                                                 (425,106)
Net loss  .....................     (69,584)     (112,826)        (61,161)      (491,030)       (79,971)
Balance Sheet Data
 (at period end):
Working capital (deficiency)     $  (66,619)    $ (86,843)     $  (15,593)    $   23,727     $   18,131
Property and equipment, net ...     353,414       286,681         221,945        186,833        169,352
Total assets ..................   1,428,182     1,431,386       1,283,028      1,277,641      1,293,364
Long-term debt, less current
 portion  .....................   1,259,325     1,068,104         869,605        844,589        798,167
Long-term investment in and
 due to affiliates    .........     108,804       133,239         110,173         90,711         74,772
Stockholder's (deficiency)
 equity   .....................    (355,855)     (286,271)       (173,445)      (112,284)       378,746
Other Data:
Total Pops (000s)(5)  .........       8,164         7,859           7,332          7,332          7,256
Total subscribers at period
 end (000s)(5)  ...............         762           665             501            323            230
Penetration(5)  ...............         9.3%          8.5%            6.8%           4.4%           3.2%
Operating income before
 depreciation and
 amortization(6)   ............  $  154,001     $ 133,300      $  109,442     $   87,823     $   58,772
Net cash provided by
 operating activities(7)         $  122,096     $  69,340      $   79,664     $   65,942     $   36,249
Capital expenditures  .........  $  116,018     $ 228,706      $   71,943     $   50,488     $   40,243
Ratio of earnings to fixed
 charges(8)  ..................

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of events which affect the comparability of the information reflected in the above selected consolidated financial and other data.

(2) In 1995, in connection with the Cellular Rebuild, the Company made capital expenditures of $172.0 million and charged $110.0 million to depreciation expense, which represented the difference between the net book value of the equipment replaced and the residual value realized upon its disposal.

(3) Comparability of the information presented for the years ended December 31, 1993 and 1992 is affected by the Company's acquisition of AWACS, the non-wireline cellular telephone system serving the Philadelphia, PA MSA, from Metromedia Company in March, 1992.

(4) Relates principally to the adoption of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

(5) Includes only the Company's consolidated systems. See "Business -- Summary Market Data."

(6) Operating income before depreciation and amortization is commonly referred to in the Company's industry as "operating cash flow." Operating cash flow is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of the cellular industry and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow is frequently used as one of the bases for evaluating cellular businesses. Operating cash flow does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements as an indicator of the Company's performance.


(7) Represents net cash provided by operating activities as presented in the Company's consolidated statement of cash flows.

(8) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of distributions from Garden State Cablevision and income
    (loss) before extraordinary items and cumulative effect of accounting changes, income tax expense (benefit), equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense. For six months ended June 30, 1997 and 1996 and for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, earnings, as defined above, were inadequate to cover fixed charges by $34.9 million, $68.1 million, $65.6 million, $163.1 million, $68.8 million, $73.6 million and $67.9 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
Overview

     Comcast Cellular Holdings, Inc. (the "Company"), a Delaware corporation incorporated on March 27, 1997, is a direct wholly owned subsidiary of Comcast Corporation ("Comcast") and is a holding company that conducts all of its operations through its wholly owned subsidiaries, Comcast Cellular Corporation ("Comcast Cellular"), Comcast Cellular Communications, Inc. ("CCCI") and CCCI's subsidiaries. On May 7, 1997, Comcast contributed all 100 of Comcast Cellular's issued and outstanding shares of common stock held by it to the Company. This contribution has been accounted for in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of the Company include the accounts of Comcast Cellular for all periods presented. The Company is principally engaged in the development, management and operation of cellular telephone communications systems located in Pennsylvania, New Jersey and Delaware.


     The Company's business is capital intensive and continually requires cash for development, expansion and debt service. The Company has historically met its cash needs for operations through its cash flows from operating activities. Cash requirements for acquisitions and capital expenditures have been provided through the Company's financing activities, as well as its existing cash and cash equivalents.

General Developments of Business

 Cellular Retail Stores

     In August 1996, the Company acquired twelve cellular retail stores and direct sales locations located in Pennsylvania, New Jersey and Delaware, and related assets from Advanced Telecomm, Inc. for $6.5 million in cash, subject to certain purchase price adjustments. The Company accounted for the acquisition under the purchase method.

 Delaware 1 RSA

     In May 1996, the Company and Southwestern Bell Mobile Systems, through a partnership owned 50% by each of them, purchased the remaining 84% limited partnership interests of the Delaware 1 Rural Statistical Area ("RSA") Limited Partnership, the licensee of the non-wireline cellular license for the Kent and Sussex, DE RSA (the "Delaware 1 RSA") for $44.1 million in cash, of which the Company's share was $22.1 million. The surviving entity, C-SW Cellular Partnership, a Delaware general partnership, now holds the cellular license for the Delaware 1 RSA. American Cellular Network Corporation ("Amcell"), an indirect wholly owned subsidiary of the Company, manages the daily operations of the C-SW Cellular Partnership's interest in the Delaware 1 RSA. The Company's investment of $29.3 million, $29.8 million and $5.5 million as of June 30, 1997, December 31, 1996 and December 31, 1995, respectively, is accounted for under the equity method and is classified as investment in affiliate in the Company's consolidated balance sheet.


 Ocean County RSA

     In 1995, the Company completed its exchange agreement with McCaw Cellular Communications, Inc. whereby the Company acquired a 100% interest in the entity that held the Ocean County, NJ RSA (the "Ocean County RSA") non-wireline cellular license in exchange for the Company's Hunterdon County, NJ RSA cellular license and related assets, and $55.2 million in cash.

 Vineland/Atlantic City MSA


     In June 1995, the Company purchased all of the outstanding stock of United States Cellular Operating Company of Vineland, Inc. ("USCC/Vineland") from United States Cellular Corporation ("USCC") for $21.2 million in cash. USCC/Vineland held an approximate 80.4% interest in the Vineland Cellular Telephone Company, Inc. ("VCTC"), which holds the license to operate the non-wireline cellular telephone system serving the Vineland, NJ Metropolitan Statistical Area ("MSA"), and an approximate 9.3% interest in the non-wireline cellular telephone system for the Atlantic City, NJ MSA (the "Atlantic City Cellular System"). The entire cost of the acquisition of these interests was funded with the proceeds of a loan from Comcast, which was repaid during 1995 in connection with the Company's refinancing of certain indebtedness. See "Results of Operations -- Years Ended December 31, 1996, 1995 and 1994 -- Extraordinary Items." As of June 30, 1995, the Company began consolidating VCTC.

     In June 1996, the Company completed the acquisition of the license to operate the Atlantic City Cellular System for $7.5 million in cash. The Company accounted for the acquisition under the purchase method and began consolidating the Atlantic City Cellular System effective June 1, 1996.

 LCH Preferred Stock Redemption


     In June 1994, LCH Communications, Inc. ("LCH") redeemed the Class A Redeemable Preferred Stock (the "LCH Preferred Stock") held by CCCI through the transfer to CCCI of 100% of the capital stock of LIN Cellular Communications Corporation. As a result of such redemption, the Company owns 100% of the common stock of AWACS, a wholly owned subsidiary of CCCI. Since the Company has historically accounted for the purchase of AWACS as if it had acquired a 100% direct interest, the redemption of the LCH Preferred Stock had no effect on the Company's accounting for AWACS.

     In addition to the interest in AWACS, the redemption of the LCH Preferred Stock entitled the Company to an interest in certain publishing and broadcasting operations. CCCI issued to Metromedia Company participating preferred stock which had economic attributes based on the performance and ultimate value of the publishing and broadcasting operations. In June 1997, CCCI redeemed the participating preferred stock in exchange for such assets. As these operations are excluded from the Company's consolidated financial statements, the redemption of the participating preferred stock had no financial statement effect.


     The Company in its normal course of business considers potential acquisitions of cellular telephone systems and other related assets and business opportunities as such opportunities arise.


Liquidity and Capital Resources


 Cash and Cash Equivalents


     The Company's cash equivalents are recorded at cost which approximates their fair value. As of June 30, 1997, December 31, 1996 and December 31, 1995, cash and cash equivalents were $29.0 million, $5.0 million, and $19.6 million, respectively.

 Capital Expenditures

     It is anticipated that during 1997, the Company will incur approximately $143.0 million of capital expenditures for the upgrading of its cellular communications systems. This amount includes the Company's purchase of twelve 10-MHz PCS licenses from Comcast, at Comcast's cost of $17.5 million. Such purchase is subject to the FCC's approval of their transfer to the Company. During the six months ended June 30, 1997, the Company incurred capital expenditures of $57.9 million. The amount of capital expenditures for years subsequent to 1997 will depend upon numerous factors, many of which are beyond the Company's control, including competition, new product offerings and other factors. The Company, however, anticipates that capital expenditures for years subsequent to 1997 will continue to be significant. The Company believes it will be able to meet its requirements for capital expenditures from cash generated from operations and through borrowings under the New Bank Facility (see "--Financing"). As of June 30, 1997, the Company does not have any significant contractual obligations for capital expenditures.

 Financing

     In May 1997, the Company completed the sale of $1.0 billion principal amount of 9 1/2% Senior Notes due 2007 (the "Old Notes") through a private offering with registration rights (the "Offering").

     Interest on the Old Notes is payable in cash semi-annually on May 1 and November 1 of each year, commencing on November 1, 1997. The Old Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after May 1, 2002 at a redemption price, initially of 104.75% of the principal amount of the Old Notes and declining annually to 100% on May 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to May 1, 2000, the Company may redeem the Old Notes at a price equal to 108.5% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from one or more Public Equity Offerings (as defined); provided, however, that at least 65% of the originally issued principal amount of the Old Notes would remain outstanding after giving effect to any such redemption. Upon the occurrence of a Change of Control Triggering Event (as defined), each holder of the Old Notes will have the right to require the Company to repurchase such holder's Old Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

     The Old Notes are general unsecured obligations of the Company ranking senior to all subordinated Indebtedness (as defined) of the Company and pari passu in right of payment with all other existing and future unsecured unsubordinated Indebtedness (as defined) and other liabilities of the Company. The Old Notes are subordinate to all liabilities, including trade payables, of the Company's subsidiaries.

     The indenture for the Old Notes imposes certain limitations on the ability of the Company and its Restricted Subsidiaries (as defined) to, among other things, incur Indebtedness (as defined), make Restricted Payments (as defined), including the payment of cash dividends on the Company's Series A Preferred Stock (see below), effect certain Asset Sales (as defined), enter into certain transactions with affiliates, merge or consolidate with any other person or transfer all or substantially all of their properties and assets.

     In May 1997, the Company contributed the net proceeds of $971.2 million from the Offering to Comcast Cellular. On May 19, 1997 (the "Redemption Date"), Comcast Cellular used such proceeds to redeem all of its Series A Senior Participating Redeemable Zero Coupon Notes Due 2000 and Series B Senior Participating Redeemable Zero Coupon Notes Due 2000 (together, the "Zero Coupon Notes"), including the Zero Coupon Notes held by CCCI and Comcast Financial Corporation ("CFC"), a wholly owned subsidiary of Comcast. Unamortized debt acquisition costs related to the Zero Coupon Notes were not significant. As of the Redemption Date, the Zero Coupon Notes had an aggregate accreted value of $742.4 million, including the Zero Coupon Notes held by CCCI and CFC with accreted values of $114.1 million and $161.5 million, respectively. On the Redemption Date, CFC used the $161.5 million received upon redemption of the Zero Coupon Notes held by it to purchase 1,614,775 shares of the Company's newly authorized $.01 par value, Series A Preferred Stock (see below). The Company contributed the $161.5 million received from the sale of its Series A Preferred Stock to Comcast Cellular, which in turn contributed such amount and the remaining net proceeds from the Offering, totaling $228.8 million, to CCCI to repay a portion of the amounts outstanding under its $1.3 billion credit agreement with certain banks (the "Credit Agreement").


     The Credit Agreement provides for a term loan in the principal amount of $300.0 million due 2004 (the "Term Loan") and a reducing revolving credit facility of up to $1.0 billion (the "Revolving Credit Loan", and together with the Term Loan, the "Loans"). Interest is payable quarterly at rates based on a base, London Interbank Offered Rate or Certificate of Deposit rate, plus a percentage which varies as the ratio of total indebtedness to annual operating cash flow (as defined) varies. In May 1997, subsequent to the Offering, CCCI canceled $575.0 million of its Revolving Credit Loan, thereby reducing the $1.0 billion commitment to $425.0 million. CCCI used the amounts contributed by Comcast Cellular and the proceeds received upon redemption of the Zero Coupon Notes held by it (aggregating $504.4 million), as well as available cash, to repay the Term Loan and $205.0 million under the Revolving Credit Loan. In connection with the repayment of the Term Loan and the reduction of the Revolving Credit Loan commitment, during the second quarter of 1997, the Company expensed unamortized debt acquisition costs of $11.3 million, resulting in an extraordinary loss, net of tax, of $7.3 million. As of June 30, 1997, CCCI had outstanding $160.0 million under its Revolving Credit Loan. In July 1997, the Company made an optional debt repayment on the Revolving Credit Loan of $10.0 million with existing cash and cash equivalents. Current portion of long-term debt as of June 30, 1997 includes such amount.

     At the option of the Company, by declaration of the Company's Board of Directors, dividends on the Series A Preferred Stock may be paid in additional shares of Series A Preferred Stock (the "Additional Shares") instead of cash through May 1, 2007. To the extent dividends are paid in Additional Shares, such Additional Shares shall be valued at $100 per share with a liquidation value of $100 per share. The Series A Preferred Stock is redeemable, at the option of the Company at any time prior to May 2, 2007, at a redemption price of $100 per share, plus accrued and unpaid dividends, and is mandatorily redeemable on May 2, 2007, after final maturity of the Old Notes, subject to certain conditions. The Series A Preferred Stock is generally non-voting.

     During the third quarter of 1997, the Company expects to amend the Revolving Credit Loan or to enter into a new revolving credit facility of up to $400.0 million with a group of banks (the "New Bank Facility"), although there can be no assurance that any such financing will be available on acceptable terms and conditions. The New

Bank Facility is expected to be used to repay all amounts outstanding under the Revolving Credit Loan, to fund capital expenditures and for subsidiary general purposes. In connection with the repayment of the Revolving Credit Loan, during the third quarter of 1997, the Company expects to expense unamortized debt acquisition costs of approximately $5.5 million, resulting in an extraordinary loss, net of tax, of approximately $3.6 million.


     Borrowings under the New Bank Facility would be effectively senior to the Old Notes and are expected to be secured by a pledge of the capital stock of CCCI's subsidiaries. The arrangement of the New Bank Facility is subject to the satisfaction of a number of significant conditions, including (i) reaching an agreement in principle regarding the terms of the New Bank Facility, (ii) the banks' credit committee approval, (iii) the negotiation and execution of a definitive credit agreement and related documents satisfactory to the Company and the banks, and (iv) the completion of due diligence satisfactory to the banks. The Company can give no assurance that any such conditions will be satisfied or that the New Bank Facility will be entered into.

     The Company expects that the New Bank Facility will contain various covenants, including financial covenants restricting changes in control (or making such an event of default), restricting the payment of dividends or distributions by CCCI, or the making of loans or advances to the Company.

     During the third quarter of 1997, upon amendment or repayment of the Revolving Credit Loan, it is expected that the Company will be merged with and into Comcast Cellular, with Comcast Cellular being the surviving entity. Upon consummation of the merger, the Notes will become direct obligations of Comcast Cellular.

     As of June 30, 1997, December 31, 1996 and December 31, 1995, the Company's long-term debt, including current portion, was $1.162 billion, $1.261 billion and $1.070 billion, respectively, of which 9.5%, 48.0% and 44.5%, respectively, was at variable rates. The Company's long-term debt had estimated fair values of $1.113 billion and $1.178 billion as of December 31, 1996 and 1995, respectively. The Company's weighted average interest on the Loans was 6.74%, 6.85%, 6.72% and 6.83%, during the six and three months ended June 30, 1997 and 1996, respectively, and 6.84%, 7.17% and 7.33% during the years ended December 31, 1996, 1995 and 1994, respectively. The Company continually evaluates its debt structure with the intention of reducing its debt service requirements when desirable.


     The Company is a holding company and conducts all of its operations through subsidiaries of CCCI. Consequently, the ability of the Company to pay its obligations, including its obligation to pay interest on and principal of the Notes, whether at the maturity thereof or upon an earlier redemption at the option of the Company or the holders of the Notes, will be dependent on the ability of the Company to receive dividends and other payments or advances from its subsidiaries or to obtain additional capital or other payments or advances, in cash or otherwise from Comcast (which has no obligation to provide such capital, payments or advances) or from another source. Comcast Cellular, CCCI and its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make funds available therefor. The ability of Comcast Cellular or CCCI to pay dividends or for Comcast Cellular, CCCI or its subsidiaries to make other payments or advances to the Company will depend upon the operating results of Comcast Cellular, CCCI and its subsidiaries and any restrictions on paying such dividends or making such payments or advances as may be applicable to Comcast Cellular, CCCI or any of its subsidiaries, such as those contained in the Credit Agreement or expected to be contained in the New Bank Facility. There can be no assurance that the Company will be able to improve its results of operations or that funds will be available to the Company from Comcast, Comcast Cellular, CCCI or other sources on satisfactory terms or at all.

 Interest Rate Risk Management

     The Company is exposed to market risk, including changes in interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Positions are monitored using techniques including market value and sensitivity analyses. The Company does not hold or issue any derivative financial instruments for trading purposes and is not a party to leveraged instruments. The credit risks associated with the Company's derivative financial instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

     The use of interest rate risk management instruments, such as interest rate exchange agreements ("Swaps") and interest rate collar agreements ("Collars"), is required under the terms of the Credit Agreement and is expected to be required under the New Bank Facility. The Company's policy is to manage interest costs using a mix of fixed and variable rate debt. Using Swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Collars limit the Company's exposures to and benefits from interest rate fluctuations on variable rate debt to within a range of rates.

     The following table summarizes the terms of the Company's existing Swap and Collars as of December 31, 1996 and 1995 (dollars in millions):



                                  Notional                      Average
                                  Amount       Maturities     Interest Rate
As of December 31, 1996
Variable to Fixed Swap   ......    $ 50.0        1998          5.65%
Collars   .....................     220.0        1997         6.78%/5.38%
As of December 31, 1995
Variable to Fixed Swap   ......    $ 50.0        1998          5.65%
Collar    .....................      50.0        1997         6.27%/5.00%

     The notional amounts of interest rate agreements, as presented in the above table, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The difference between the carrying values and estimated fair values of the Company's derivative financial instruments was not significant as of December 31, 1996 and 1995, and has been estimated based upon amounts at which such items could be settled. While Swaps and Collars represent an integral part of the Company's interest rate risk management program, their incremental effect on interest expense for the years ended December 31, 1996, 1995 and 1994 was not significant.


     Of the existing derivative financial instruments as of December 31, 1996, $170.0 million notional amount of Collars with an average interest rate of 6.93%/5.52% expired during the six months ended June 30, 1997.


     The Company believes that it will be able to meet its current and long-term liquidity and capital requirements, including fixed charges, through its cash flows from operating activities, existing cash and cash equivalents and lines of credit and other external financing.

Statement of Cash Flows

Six Months Ended June 30, 1997 and 1996

     Cash and cash equivalents increased $24.0 million as of June 30, 1997 from December 31, 1996 and increased $5.6 million as of June 30, 1996 from December 31, 1995. Increases in cash and cash equivalents resulted from cash flows from operating, financing and investing activities which are explained below.

     Net cash provided by operating activities was $73.6 million and $17.7 million for the six months ended June 30, 1997 and 1996, respectively. The increase of $55.9 million from 1996 to 1997 is due primarily to the increase in the Company's operating income before depreciation and amortization expense and the effects of changes in working capital as a result of the timing of receipts and disbursements.

     Net cash provided by financing activities was $9.4 million and $55.5 million for the six months ended June 30, 1997 and 1996, respectively. During the six months ended June 30, 1997, the Company incurred $998.4 million of indebtedness in connection with the Offering and borrowed $20.0 million under the Revolving Credit Loan, and repaid $1.143 billion of long-term borrowings, including $628.3 million of Zero Coupon Notes, the $300.0 million Term Loan and $215.0 million under its Revolving Credit Loan. In addition, during the six months ended June 30, 1997, the Company received $161.5 million from the issuance of its Series A Preferred Stock. Deferred financing costs incurred during the six months ended June 30, 1997 were related to the issuance of the Old Notes. During the six months ended June 30, 1996, the Company borrowed $140.0 million under the Revolving Credit Loan and paid $85.4 million for equipment purchased during 1995 subject to a deferred payment plan.

     Net cash used in investing activities was $59.0 million and $67.6 million for the six months ended June 30, 1997 and 1996, respectively. The decrease of $8.6 million from 1996 to 1997 is due to the effects of the Delaware RSA 1 and Atlantic City Cellular System acquisitions in 1996, offset by an increase in capital expenditures of $21.3 million from 1996 to 1997.


Years Ended December 31, 1996, 1995 and 1994

     Cash and cash equivalents decreased $14.7 million as of December 31, 1996 from December 31, 1995 and increased $11.6 million as of December 31, 1995 from December 31, 1994. Changes in cash and cash equivalents resulted from cash flows from operating, financing and investing activities which are explained below.

     Net cash provided by operating activities amounted to $122.1 million, $69.3 million and $79.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. The increase of $52.8 million from 1995 to 1996 and the decrease of $10.4 million from 1994 to 1995 is due primarily to the effects of changes in working capital as a result of the timing of receipts and disbursements and the increase in the Company's operating income before depreciation and amortization expense.


     Net cash (used in) provided by financing activities was ($18.1) million, $232.4 million and ($24.4) million for the years ended December 31, 1996, 1995 and 1994, respectively. During 1996, the Company borrowed $166.9 million and repaid $36.5 million under the Credit Agreement. In addition, during 1996, the Company paid $120.2 million for equipment purchased during 1995 subject to a deferred payment plan and repaid $35.5 million of its long-term due to affiliate with the proceeds from distributions from Garden State Cablevision L.P. ("Garden State Cablevision"). During 1995, the Company borrowed $553.6 million and repaid $423.4 million, primarily in connection with the refinancing of its credit facility (see "Results of Operations -- Years Ended December 31, 1996, 1995 and 1994 -- Extraordinary Items") and to fund the USCC/Vineland acquisition. In addition, during 1995, the Company borrowed $134.6 million for equipment purchases subject to a deferred payment plan and incurred deferred financing costs of $20.4 million in connection with the refinancing of its credit facility. During 1994, the Company borrowed $70.0 million and repaid $95.0 million under its credit facility.


     Net cash used in investing activities was $118.6 million, $290.2 million and $54.8 million for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease of $171.6 million from 1995 to 1996 is due to the effects of the Cellular Rebuild in 1995 (as described below), a $61.8 million decrease from 1995 to 1996 in net cash used for acquisitions and distributions of $35.5 million received from Garden State Cablevision in 1996. The $235.4 million increase from 1994 to 1995 results primarily from the effects of the Cellular Rebuild in 1995, the proceeds of $25.7 million on the sales of short-term investments in 1994 and net cash used for acquisitions of $75.8 million in 1995 (principally the Ocean County RSA and USCC/Vineland acquisitions).

Results of Operations

Six and Three Months Ended June 30, 1997 and 1996

     Summarized consolidated financial information for the Company for the six and three months ended June 30, 1997 and 1996 is as follows (dollars in millions, "NM" denotes percentage is not meaningful):


                                                 Six Months Ended June 30,      Increase/(Decrease)
                                                 -------------------------   -------------------------
                                                   1997          1996           $             %
Service income, net   ........................     $220.3        $207.1       $ 13.2            6.4%
Operating, selling, general and administrative
 expenses    .................................      133.7         140.6         (6.9)          (4.9)
                                                   -------       -------
Operating income before depreciation and
 amortization (1)  ...........................       86.6          66.5         20.1           30.2
Depreciation and amortization  ...............       61.5          56.8          4.7            8.3
                                                   -------       -------
Operating income   ...........................       25.1           9.7         15.4          NM
                                                   -------       -------
Interest expense   ...........................       61.2          55.7          5.5            9.9
Investment income  ...........................       (1.6)         (1.6)
Equity in net losses of affiliates   .........        3.5           3.5
Litigation settlement    .....................                     21.6        (21.6)         NM
Other  .......................................        0.4           2.1         (1.7)         (81.0)
Income tax benefit    ........................      (13.7)        (27.3)       (13.6)         (49.8)
Extraordinary item ...........................       (7.3)                       7.3          NM
                                                   -------       ------
 Net loss    .................................    ($ 32.0)      ($ 44.3)     ($ 12.3)         (27.8)%
                                                   =======       =======




                                               Three Months Ended June 30,    Increase/(Decrease)
                                               ---------------------------    ---------------------
                                                   1997         1996         $           %
Service income, net   ........................    $116.2       $108.9      $  7.3         6.7%
Operating, selling, general and administrative
 expenses    .................................      66.7         67.0        (0.3)       (0.4)
                                                  -------       ------
Operating income before depreciation and
 amortization (1)  ...........................      49.5         41.9         7.6        18.1
Depreciation and amortization  ...............      31.5         26.9         4.6        17.1
                                                  -------       ------
Operating income   ...........................      18.0         15.0         3.0        20.0
                                                  -------       ------
Interest expense   ...........................      31.7         29.1         2.6         8.9
Investment income  ...........................      (1.1)        (1.2)       (0.1)       (8.3)
Equity in net losses of affiliates   .........       1.4          1.3         0.1         7.7
Other  .......................................       0.3                      0.3         NM
Income tax benefit    ........................      (5.1)        (5.4)       (0.3)       (5.6)
Extraordinary item ...........................      (7.3)                     7.3         NM
                                                  -------       -----
 Net loss    .................................   ($ 16.5)      ($ 8.8)     $  7.7        87.5%
                                                  =======       ======

- ------------
(1) Operating income before depreciation and amortization is commonly referred to in the cellular industry as "operating cash flow." Operating cash flow is a measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. In part due to the capital intensive nature of the cellular industry and the resulting significant level of non-cash depreciation and amortization expense, operating cash flow is frequently used as one of the bases for evaluating cellular businesses. Operating cash flow does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements as an indicator of the Company's performance. See "-- Statement of Cash Flows" above for a discussion of net cash provided by operating activities.

 Service Income, net

     Of the respective $13.2 million and $7.3 million increases in service income for the six and three month periods from 1996 to 1997, $14.6 million and $6.1 million are attributable to the Company's subscriber growth and $7.3 million and $4.9 million are attributable to roamer growth. Offsetting these increases are decreases of $8.7 million and $3.7 million resulting primarily from a reduction in the average rate per minute of use and the average minutes of use per subscriber from 1996 to the same periods in 1997.


  Operating, Selling, General and Administrative Expenses


     The respective $6.9 million and $0.3 million decreases in operating, selling, general and administrative expenses for the six and three month periods from 1996 to 1997 are primarily attributable to expense reductions achieved through implementation of fraud management programs and a reduction in commission costs resulting from fewer gross sales in 1997 as compared to the same periods in 1996. These reductions were partially offset by increases in volume related expenses resulting from subscriber growth.

     Comcast and CCCI were parties to a management agreement (the "Old Management Agreement") pursuant to which Comcast managed the business and operations of CCCI. In May 1997, subsequent to the redemption of the Zero Coupon Notes, the Old Management Agreement was terminated and replaced with a new management agreement (the "New Management Agreement") which provides for an annual management fee of 1.5% of revenues. The New Management Agreement eliminated the prior management fee which was limited to $5.0 million, subject to annual increases based on the consumer price index. The New Management Agreement has a ten year term. Management fees of $3.0 million, $2.8 million, $1.6 million and $1.4 million were charged to selling, general and administrative expenses during the six and three months ended June 30, 1997 and 1996 (on a pro forma basis, giving effect to the New Management Agreement, management fees for the six and three months ended June 30, 1997 and 1996 would have been $3.3 million, $3.1 million, $1.7 million and $1.6 million, respectively). As of June 30, 1997 and December 31, 1996, deferred management fees payable, which are included in long-term investment in and due to affiliates in the Company's condensed consolidated balance sheet, totaled $17.7 million and $14.7 million, respectively. The Company intends to pay all previously deferred management fees as of the date the Credit Agreement is amended or refinanced with the New Credit Facility.


 Interest Expense


     The respective $5.5 million and $2.6 million increases in interest expense for the six and three month periods from 1996 to 1997 are primarily due to the issuance of the Old Notes in May 1997, offset by the effects of lower levels of debt outstanding under the Credit Agreement as a result of the repayment of the Term Loan in May 1997 and the effects of compounding of interest on the Zero Coupon Notes.

     In 1992, a subsidiary of AWACS, Inc., an indirect subsidiary of the Company, issued a note (the "AWACS Note") with an initial principal amount of $51.0 million to purchase, from a subsidiary of Comcast, a 40% limited partnership interest in Garden State Cablevision L.P. ("Garden State Cablevision"). The AWACS Note bears interest at a rate of 11% per annum. Interest is payable on a quarterly basis to the extent of available cash, with any unpaid interest added to principal. Interest expense on the AWACS Note was $2.5 million, $4.0 million, $1.3 million and $2.0 million during the six and three months ended June 30, 1997 and 1996, respectively. From the date of issuance through June 30, 1997, $35.5 million of principal and interest has been paid on the AWACS Note with the proceeds from distributions from Garden State Cablevision. The balance of the AWACS Note is due on September 30, 1997, and, accordingly, has been classified as current in the Company's condensed consolidated balance sheet.


 Equity in Net Losses of Affiliates


     Under the terms of the partnership agreement, 49.5% of Garden State Cablevision's net losses are allocated to the Company. During the six and three months ended June 30, 1997 and 1996, the Company recognized equity in net losses of Garden State Cablevision of $3.0 million, $3.8 million, $1.1 million and $1.6 million, respectively. While no assurances can be given, the Company expects to transfer its interest in Garden State Cablevision to Comcast subsequent to the refinancing of the Credit Agreement.


 Litigation Settlement

     The Company was involved in various civil lawsuits and administrative proceedings regarding the ownership, operation and transfer of the license for the Atlantic City Cellular System. In March 1995, the Company, Comcast, Telephone and Data Systems, Inc. ("TDS"), United States Cellular Corporation, Ellis Thompson and

Ellis Thompson Corporation entered into a Settlement Agreement (the "Settlement Agreement") with respect to outstanding civil litigation. During the six months ended June 30, 1996, the Company recorded $21.6 million of estimated litigation settlement expense in its condensed consolidated statement of operations and accumulated deficit. In June 1996, the Company paid such amount to TDS under the Settlement Agreement.

 Earnings to Fixed Charges


     For the six and three months ended June 30, 1997 and 1996, the Company's income (loss) before extraordinary item, income tax benefit, equity in net losses of affiliates and fixed charges (interest expense) was $26.3 million, ($12.4) million, $18.9 million and $16.2 million, respectively. Such amounts were not adequate to cover the Company's fixed charges of $61.2 million, $55.7 million, $31.7 million and $29.1 million for these periods, respectively. Fixed charges include non-cash interest expense of $28.0 million, $33.8 million, $10.5 million and $17.2 million for the six and three months ended June 30, 1997 and 1996, respectively. The inadequacy of the Company's income (loss) to cover fixed charges is primarily due to substantial non-cash charges for depreciation and amortization expense of $61.5 million, $56.8 million, $31.5 million and $26.9 million during the six and three months ended June 30, 1997 and 1996, respectively, and litigation settlement expense during the six months ended June 30, 1996.


Results of Operations

Years Ended December 31, 1996, 1995 and 1994


     Summarized consolidated financial information for the Company for the three years ended December 31, 1996 is as follows (dollars in millions, "NM" denotes percentage is not meaningful):



                                                  Year Ended December 31,       Increase/(Decrease)
                                                 --------------------------   -----------------------
                                                   1996          1995            $            %
Service income, net   ........................     $426.1       $ 374.9       $  51.2         13.7%
Operating, selling, general and administrative
 expenses    .................................      272.1         241.6          30.5         12.6
                                                   -------      --------
Operating income before depreciation and
 amortization(a)   ...........................      154.0         133.3          20.7         15.5
Depreciation and amortization  ...............      117.2         205.7         (88.5)       (43.0)
                                                   -------      --------
Operating income (loss)  .....................       36.8         (72.4)        109.2          NM
                                                   -------      --------
Interest expense   ...........................      116.3          97.7          18.6         19.0
Investment income  ...........................       (2.5)         (3.3)         (0.8)       (24.2)
Equity in net losses of affiliates   .........        6.6           9.6          (3.0)       (31.3)
Litigation settlement    .....................       21.6                        21.6          NM
Other  .......................................        2.5          (3.7)          6.2        167.6
Income tax benefit    ........................      (38.1)        (62.9)         24.8         39.4
Extraordinary items   ........................                     (3.0)         (3.0)         NM
                                                   -------      --------
 Net loss    .................................    ($ 69.6)     ($ 112.8)      $  43.2         38.3%
                                                   =======      ========

                                                  Year Ended December 31,       Increase/(Decrease)
                                                 --------------------------   -----------------------
                                                   1995           1994           $            %
Service income, net   ........................    $ 374.9         $286.1       $ 88.8          31.0%
Operating, selling, general and administrative
 expenses    .................................      241.6          176.7         64.9          36.7
                                                  --------        -------
Operating income before depreciation and
 amortization(a)   ...........................      133.3          109.4         23.9          21.8
Depreciation and amortization  ...............      205.7           89.9        115.8         128.8
                                                  --------        -------
Operating (loss) income  .....................      (72.4)          19.5        (91.9)         NM
                                                  --------        -------
Interest expense   ...........................       97.7           83.3         14.4          17.3
Investment income  ...........................       (3.3)          (1.4)         1.9         135.7
Equity in net losses of affiliates   .........        9.6            8.2          1.4          17.1
Other  .......................................       (3.7)           6.4        (10.1)       (157.8)
Income tax benefit    ........................      (62.9)         (21.9)       (41.0)       (187.2)
Extraordinary items   ........................       (3.0)          (6.1)         3.1          50.8
                                                  --------        -------
 Net loss    .................................   ($ 112.8)       ($ 61.2)     ($ 51.6)         84.3%
                                                  ========        =======


- ------------

(a) See footnote (1) on page 27.

 Service Income, net

     Of the respective increases of $51.2 million and $88.8 million in service income from 1995 to 1996 and 1994 to 1995, $69.6 million and $99.6 million are attributable to the Company's subscriber growth. Offsetting the increases from 1995 to 1996 and 1994 to 1995 are decreases of $19.3 million and $25.0 million, respectively, resulting from reductions in the average rate per minute of use in these respective periods. The remaining changes from 1995 to 1996 and 1994 to 1995 are attributable to growth in roamer revenue and other products of $0.9 million and $14.2 million, respectively. The Company expects that the decrease in average minutes-of-use per subscriber will continue in the future, which is consistent with industry trends.

  Operating, Selling, General and Administrative Expenses


     Of the respective $30.5 million and $64.9 million increases in operating, selling, general and administrative expenses from 1995 to 1996 and 1994 to 1995, $24.3 million and $38.2 million, respectively, are related to subscriber growth, including the costs to acquire and service subscribers. The remaining increases of $6.2 million from 1995 to 1996 and $26.7 million from 1994 to 1995 are due to increases in other expenses, including subscriber retention costs, administrative costs, bad debt expense resulting from a marketing campaign in 1996 and theft of service in 1995.

     Pursuant to the Old Management Agreement, management fees were $5.5 million, $5.5 million and $5.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. During the years ended December 31, 1995 and 1994, CCCI was charged additional management fees (the "Additional Management Fees") of $2.7 million and $2.5 million, respectively. Pursuant to the Old Management Agreement, annual cash payments of management fees were limited to $5.0 million, subject to annual increases in proportion to the increase in the consumer price index (eliminated by the New Management Agreement -- see below). In certain circumstances, the Credit Agreement may further limit the payment of management fees. As of December 31, 1996 and 1995, deferred management fees payable, which are included in long-term investment in and due to affiliates in the Company's consolidated balance sheet, totaled $14.7 million and $9.2 million, respectively. The Company intends to pay all previously deferred management fees as of the date the Credit Agreement is amended or refinanced with the New Bank Facility. On a pro forma basis, giving effect to the New Management Agreement, management fees for the years ended December 31, 1996, 1995 and 1994 would have been $6.4 million, $5.6 million and $4.3 million, respectively.


 Depreciation and Amortization Expense

     The $88.5 million decrease from 1995 to 1996 and the $115.8 million increase from 1994 to 1995 in depreciation and amortization expense is principally due to the effects of the Cellular Rebuild, as described below, and the effects of capital expenditures during the respective periods.

     In 1995, the Company purchased $172.0 million of switching and cell site equipment which replaced the existing switching and cell site equipment (the "Cellular Rebuild"). The Company substantially completed the Cellular Rebuild during 1995. Accordingly, during 1995, the Company charged $110.0 million to depreciation expense, which represented the difference between the net book value of the equipment replaced and the residual value realized upon its disposal.

 Interest Expense

     The increases in interest expense of $18.6 million from 1995 to 1996 and $14.4 million from 1994 to 1995 are primarily due to higher levels of debt outstanding under the Company's credit agreements during the years ended December 31, 1996 and 1995 as compared to the prior year periods and the effects of compounding of interest on the Zero Coupon Notes.

     Interest expense on the AWACS Note was $8.2 million, $7.5 million and $6.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. From the date of issuance through December 31, 1996, $35.5 million of principal and interest has been paid on the AWACS Note with the proceeds from distributions from Garden State Cablevision. The balance of the AWACS Note is due on September 30, 1997, and, accordingly, has been classified as current in the Company's consolidated balance sheet as of December 31, 1996.

 Equity in Net Losses of Affiliates


     During the years ended December 31, 1996, 1995 and 1994, the Company recognized equity in net losses of Garden State Cablevision of $6.8 million, $10.2 million and $8.9 million, respectively. While no assurances can be given, the Company expects to transfer its interest in Garden State Cablevision to Comcast subsequent to the refinancing of the Credit Agreement.


 Litigation Settlement

     The Company was involved in various civil lawsuits and administrative proceedings regarding the ownership, operation and transfer of the license for the Atlantic City Cellular System. In March 1995, the Company, Comcast, TDS, USCC, Ellis Thompson and Ellis Thompson Corporation entered into the Settlement Agreement with respect to outstanding civil litigation. In June 1996, the Company paid $21.6 million to TDS under the Settlement Agreement. The Company has recorded the expenses related to the Settlement Agreement in its 1996 consolidated statement of operations and accumulated deficit.

 Extraordinary Items


     In September 1995, the Company refinanced a portion of its outstanding debt with the proceeds from the Credit Agreement. In connection with that refinancing, the Company expensed unamortized debt acquisition costs of $4.7 million during 1995, resulting in an extraordinary loss, net of tax, of $3.0 million.

     In 1994, CCCI purchased $153.8 million principal amount ($85.7 million accreted value at that date) of Series A Zero Coupon Notes from a wholly owned subsidiary of Comcast for $95.0 million. The premium paid in excess of the accreted value of the Series A Zero Coupon Notes at the date of purchase of $9.3 million resulted in an extraordinary loss, net of tax, of $6.1 million, in the Company's 1994 consolidated statement of operations and accumulated deficit.


 Earnings to Fixed Charges

     For the years ended December 31, 1996, 1995 and 1994, the Company's distributions from Garden State Cablevision and income (loss) before extraordinary items, income tax benefit, equity in net losses of affiliates and fixed charges (interest expense) was $50.7 million, ($65.4) million and $14.5 million, respectively. Such amounts were not adequate to cover the Company's fixed charges of $116.3 million, $97.7 million and $83.3 million for these periods, respectively. Fixed charges include non-cash interest expense of $69.4 million, $62.5 million and $62.4 million for the years ended December 31, 1996, 1995 and 1994, respectively. The inadequacy of the Company's distributions from Garden State Cablevision and (loss) income to cover fixed charges is primarily due to substantial non-cash charges for depreciation and amortization expense of $117.2 million, $205.7 million and $89.9 million during the years ended December 31, 1996, 1995 and 1994, respectively. Included in depreciation and amortization expense for the year ended December 31, 1995 is a one time charge of $110.0 million relating to the Cellular Rebuild. See "--Depreciation and Amortization Expense."

General

     The Company anticipates that, for the foreseeable future, depreciation, amortization and interest expense will continue to be significant and will have a significant adverse effect on the Company's ability to realize net earnings. The Company believes that its losses will not significantly affect the performance of its normal business activities because of its existing cash and cash equivalents, its ability to generate operating income before depreciation and amortization and its ability to obtain external financing.

     The Company believes that its operations are not materially affected by inflation.

                              THE EXCHANGE OFFER

Terms of the Exchange Offer; Period for Tendering Old Notes

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m.,
New York City time, on        , 1997; provided, however, that if the Company,
in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $1,000,000,000 aggregate principal amount of the Old Notes were outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about the date set forth on the cover page to all Holders of Old Notes at the addresses set forth in the security register with respect to Old Notes maintained by The Bank of New York, as trustee (the "Trustee"). The Company's obligations to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "--Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance of any Old Notes, by giving oral or written notice of such extension to the Exchange Agent (as defined below) and notice of such extension to the Holders as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

     Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

     Holders tendering Old Notes held in global form shall receive New Notes in global form and Holders tendering Old Notes held directly in certificated form shall receive New Notes in certificated form, in each case unless otherwise specified in the Letter of Transmittal.

Procedures for Tendering Old Notes

     The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at one of the addresses set forth below under "--Exchange Agent" on or prior to the Expiration Date. In addition, (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association (an "Eligible Institution"). If Old Notes are registered in the name of a person other than the person signing the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by, a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder and signed exactly as the name or names of the registered Holder or Holders that appear on the Old Notes and with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal or any Old Notes or separate written instruments of transfer or exchange are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by the Company, proper evidence satisfactory to the Company of its authority to so act must be submitted.

     By tendering, each Holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, (iii) if the Holder is not a broker-dealer, or is a broker-dealer but will not receive New Notes for its own account in exchange for Old Notes, neither the Holder nor any such other person is engaged in or intends to participate in the distribution of such New Notes and (iv) neither the Holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the tendering Holder is a broker-dealer, whether or not it is also an "affiliate," that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. By acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, the Holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Acceptance of Old Notes for Exchange; Delivery of New Notes

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if certificates representing Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfers into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

Interest on the New Notes

     The New Notes will bear interest from May 8, 1997 (the original issue date of the Old Notes), payable semiannually on May 1 and November 1, of each year commencing on November 1, 1997. Holders of Old Notes whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from May 8, 1997 until the date of the issuance of the New Notes. Consequently, Holders who exchange their Old Notes for New Notes will receive the same interest payment on November 1, 1997 (the first payment date with respect to the Old Notes and the New Notes following the consummation of the Exchange Offer) that they would have received had they not accepted the Exchange Offer.

Book-Entry Transfer

     The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account in accordance with the Book-Entry Transfer Facility's Automated Tender Offer Program ("ATOP") procedures for transfer. However, the exchange for the Old Notes so tendered will only be made after timely confirmation of such book-entry transfer of Old Notes into the Exchange Agent's account, and timely receipt by the Exchange Agent of an Agent's Message (as such term is defined in the next sentence) and any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility and received by the Exchange Agent and forming a party of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant tendering Old Notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that the Company may enforce such agreement against such participant.

Guaranteed Delivery Procedures

     If a registered Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates of all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

     Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "--Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), include a statement that such a Holder is withdrawing its election to have such Old Notes exchanged, and the name of the registered Holder of such Old Notes, and be signed by the Holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Old Notes being withdrawn. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

Certain Conditions to the Exchange Offer

     Notwithstanding any other provisions of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, such acceptance or issuance would violate applicable law or any interpretation of the staff of the Commission.

     The foregoing condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA").

Exchange Agent

     The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

                                  Deliver To:

                     The Bank of New York, Exchange Agent

By Hand Or Overnight Delivery:          By Registered or Certified Mail:

The Bank of New York                    The Bank of New York
101 Barclay Street                      101 Barclay Street, 7B
Corporate Trust Services Window         New York, New York 10286
Ground Level                            Attention: Reorganization Section,
Attention: Reorganization Section,              Odell Romeo
        Odell Romeo


                           Facsimile Transmissions:
                         (Eligible Institutions Only)
                                (212) 815-6339
                            To Confirm by Telephone
                           or for Information Call:
                                (212) 815-6337


     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

     The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates. No additional compensation will be paid to any such officers and employees who engage in soliciting tenders. The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $600,000.

Transfer Taxes

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer to be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax thereon.

Consequences of Failure to Exchange

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon and, except in certain limited circumstances, will no longer have any registration rights or be entitled to the related liquidated damages with respect to the Old Notes. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. The Company believes that, based upon interpretations by the staff of the Commission, set forth in the Exchange Offer No-Action Letters. New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by each Holder thereof (other than a broker-dealer, as set forth below, and any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such Holder's business and such Holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. If any Holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretation of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company does not currently intend to take any action to register or qualify the New Notes for resale in any jurisdiction.

                                   BUSINESS

General


     The Company is one of the largest independent operators of cellular telephone systems in the United States based on its 8.1 million aggregate Net Pops. The Company serves approximately 768,000 subscribers in a large contiguous area which comprises the Philadelphia, Pennsylvania area, Delaware and significant portions of New Jersey. The Company's wireless products and services are currently distributed under the Comcast Metrophone(SM) and Comcast CELLULARONE(R) brand names. For the six months ended June 30, 1997 and for the year ended December 31, 1996, the Company had net service income of $220.3 million and $426.1 million, respectively, and operating cash flow of $86.6 million and $154.0 million, respectively.

     The Company's markets are primarily in urban and suburban areas with above-average population density and per capita income. The Company's geographic footprint includes a significant portion of the heavily traveled I-95 corridor connecting New York, Philadelphia and Baltimore/Washington D.C. The Company believes that its ability to offer service over a wide contiguous geographic area will continue to attract new customers and retain existing customers. The Company's contiguous markets allows its systems to realize operating efficiencies due to increased utilization and effectiveness of equipment, personnel, and marketing and advertising resources. The Company's subscriber base grew from approximately 116,000 as of December 31, 1991 to approximately 768,000 as of June 30, 1997. Net service income grew from $142.9 million in 1992 to $426.1 million in 1996, while operating cash flow grew from $58.8 million to $154.0 million over the same period.

     Since January 1, 1995, the Company has invested over $400.0 million to rebuild and expand the capacity of its network, to improve network system security, to increase its direct distribution capabilities and for other capital expenditures. The Company intends to further expand the capacity and improve the quality of its network by deploying TDMA digital cellular technology throughout its entire coverage area commencing in the third quarter of 1997. As a result of the Company's continued expansion of its network and its anticipated deployment of digital technology, the Company believes that its network will have sufficient capacity to accommodate continued subscriber growth, as well as any increase in subscriber minutes.


Business Strategy

     The Company's objective is to continue to pursue growth in subscribers, revenues and operating cash flow. The Company intends to achieve this objective by providing a broad range of high quality integrated wireless communications products and services. Key elements of the Company's strategy include:

     Enhance Wireless Network. The Company has continually improved its cellular network in order to better serve its customers and position itself to offer competitive services and features. The Company's significant investment in switching and cell site equipment manufactured by Lucent Technologies, Inc. has positioned it to efficiently deploy TDMA digital cellular technology throughout its network. The Company currently anticipates deploying TDMA technology commencing in the third quarter of 1997, which will permit its subscribers and roamers to use both analog and TDMA services throughout its coverage area. It is anticipated that a substantial portion of the increased capacity for subsequent traffic and subscriber growth will be accommodated using the lower cost digital technology. The Company intends to continue expanding and upgrading its cellular network in order to improve coverage and capacity as required. A subsidiary of Comcast was the high bidder on twelve 10-MHz PCS licenses covering the Philadelphia, PA MTA and the Allentown, PA BTA, all of which have been awarded. Subject to the approval of the FCC, Comcast intends to transfer the PCS licenses to the Company at Comcast's cost of $17.5 million. These PCS licenses will provide the Company with additional spectrum capacity and serve as a resource for future enhancement of its network.

     Emphasize Customer Service. The Company places a priority on providing consistently high quality customer service through on-line customer support 24 hours a day, 7 days a week. The Company utilizes a third party billing and customer care platform in conjunction with an internally developed management information system. Together, these systems enable the Company to provide prompt, high quality services to its expanding customer base and afford the Company access to detailed customer data which it uses to facilitate its marketing efforts.

     Grow Direct Distribution Channels. The Company distributes its products and services through its direct distribution network (direct sales force, retail stores and telemarketing) as well as through third party or indirect distribution channels (national retailers, local agencies and automotive dealers). The Company's long-term emphasis is on the development of direct distribution channels, particularly its own retail outlets. The Company believes that direct distribution offers substantial benefits, including lower costs, greater effectiveness in selling to higher margin customers, a consistent point of customer contact and greater ongoing satisfaction for customers generated both indirectly and directly. The Company currently operates 48 retail outlets in its markets and anticipates building additional retail outlets, as well as upgrading existing outlets in the future. The Company also intends to maintain significant indirect sales distribution channels.

     Capitalize on Regional Brand. The Company currently markets its services under the Comcast Metrophone(SM) and Comcast CELLULARONE(R) brand names. The Company believes that the Comcast name has particular regional benefits due to the Company's telecommunications presence, Comcast's ownership of extensive cable television facilities in Philadelphia and New Jersey and Comcast's interest in the Philadelphia 76ers NBA franchise, the Philadelphia Flyers NHL franchise and two sports arenas.

     Expand Product Offering. The Company continues to offer new and innovative products and services in order to increase the value of the basic voice product to its customers, broaden distribution, increase airtime revenues and differentiate the Company. Among other products and services, the Company has developed GroupTalk(R), a cellular dispatch service which enables work groups to communicate among themselves at reduced airtime rates, and has begun to offer paging services to the customers within its systems. In addition to enhanced cellular voice service packages, the Company has begun to offer data transmission, through both its existing analog network and CDPD. With the integration of digital technology, the Company will be able to offer a variety of additional services such as caller identification, short messaging and call encryption.

Summary Market Data

     The table below sets forth, as of December 31, 1996, (i) the markets in which the Company owns an interest in a cellular system, (ii) the Company's ownership percentage of the system, (iii) total Pops and (iv) the Company's Pops based on its ownership percentage.


                                Approximate     Approximate     Approximate
Market                          Ownership        Pops(1)        Net Pops
                                                       (In thousands)
MSAs:
 Atlantic City, NJ  .........         97%             333            323
 Aurora-Elgin, IL   .........         82%              48             39
 Joliet, IL   ...............         84%              36             30
 Long Branch, NJ    .........        100%             591            591
 New Brunswick, NJ  .........        100%             703            703
 Philadelphia, PA   .........        100%           4,894          4,894
 Trenton, NJ  ...............         85%             331            281
 Vineland, NJ    ............         95%             139            132
 Wilmington, DE  ............        100%             618            618
                                                    ------         ------
                                                    7,693          7,611
                                                    ------         ------
RSAs:
 Ocean County, NJ   .........        100%             471            471
 Kent and Sussex, DE   ......         50%             257            129
                                                    ------         ------
                                                      728            600
                                                    ------         ------
                                                    8,421          8,211
                                                    ======         ======

- ------------
(1) Source: 1997 Rand McNally Commercial Atlas & Marketing Guide.


     As of June 30, 1997, the Company's consolidated cellular telephone business had approximately 768,000 subscribers in the markets listed above, which number does not include approximately 19,000 subscribers in the Delaware 1 RSA. Provisions in the limited partnership agreements among Comcast, TCI, Cox and Sprint limit the Company's ability to expand the geographic scope of its existing cellular telephone network. See "Risk Factors -- Competition."

General Developments of Business; Acquisitions

 Cellular Retail Stores

     In August 1996, the Company acquired twelve cellular retail stores and direct sales locations in Pennsylvania, New Jersey and Delaware, and related assets, from Advanced Telecomm, Inc. for $6.5 million in cash, subject to certain purchase price adjustments.

 Delaware 1 RSA

     In May 1996, the Company and Southwestern Bell Mobile Systems, through a partnership owned 50% by each of them, purchased the remaining 84% limited partnership interest of the Delaware 1 RSA Limited Partnership, the licensee of the non-wireline cellular license for the Kent and Sussex, DE RSA (the "Delaware 1 RSA") for $44.1 million in cash, of which the Company's share was $22.1 million. The surviving entity, C-SW Cellular Partnership, a Delaware general partnership, now holds the cellular license for the Delaware 1 RSA. Amcell manages the daily operations of the C-SW Cellular Partnership's interest in the Delaware 1 RSA.

 Ocean County RSA

     In 1995, the Company completed its exchange agreement with McCaw Cellular Communications, Inc. whereby the Company acquired a 100% interest in the entity that held the Ocean County RSA non-wireline cellular license in exchange for the Company's Hunterdon County RSA cellular license and related assets, and $55.2 million in cash.

 Vineland/Atlantic City MSA

     In June 1995, the Company purchased all of the outstanding stock of United States Cellular Operating Company of Vineland, Inc. ("USCC/Vineland") from United States Cellular Corporation for $21.2 million in cash. USCC/Vineland held an approximate 80.4% interest in Vineland Cellular Telephone Company, Inc. ("VCTC"), which holds the license to operate the non-wireline cellular telephone system serving the Vineland, NJ MSA and an approximate 9.3% interest in the non-wireline cellular telephone system for the Atlantic City, NJ MSA (the "Atlantic City Cellular System"). The acquisition of these interests was funded with the proceeds of a loan from Comcast, which was repaid during 1995. As of June 30, 1995, the Company began consolidating VCTC.

     In June 1996, the Company completed the acquisition of the license to operate the Atlantic City Cellular System for $7.5 million in cash. The Company holds an approximate 97% interest in the Atlantic City Cellular System.

     The Company in its normal course of business considers potential acquisitions of cellular telephone systems and other related assets and business opportunities as such opportunities arise.

Subscribers

     The Company believes that its subscribers are primarily businesses and consumers who utilize cellular telephone service to improve productivity. Historically, the Company's business users were individuals who worked extensively from their cars, in such professions as sales, construction and real estate, and high end consumers. As a result of the growing acceptance of cellular communications and the declining cost of portable and transportable phones, as well as the Company's marketing efforts, the Company's users now are drawn from a wider range of occupations and are increasingly from consumer segments. Business users normally generate more revenue than non-business consumers. While the Company anticipates increasing consumer acceptance of cellular telephone service, business users are expected to generate the majority of the Company's revenues for the foreseeable future.

     The following table sets forth the aggregate number of subscribers and penetration in the Company's consolidated systems:




                                     At June 30,                          At December 31,
                                     -------------   ---------------------------------------------------------
                                        1997          1996        1995        1994        1993        1992
                                     -------------   ---------   ---------   ---------   ---------   ---------
Subscribers (in thousands)  ......        768           762         665         501         323         230
Penetration  .....................        9.5%          9.3%        8.5%        6.8%        4.4%        3.2%

     The Company believes that subscriber growth and increased penetration since December 31, 1992 were products of the growing acceptance of cellular communications, declining cost and availability of portable and transportable phones, the Company's marketing efforts, in particular its expansion of indirect distribution in that period, and to a lesser extent acquisitions. During 1996, the Company endeavored to reduce its costs of acquiring new subscribers who were determined to be low end users with less potential for revenue generation, consumer loyalty or growth. The Company intends to continue attempting to balance subscriber growth and growth in revenues with the costs of acquiring new subscribers or maintaining existing subscribers, and to develop more efficient means of offering its products and services to businesses and consumers.

Products and Services

     The Company provides services to its cellular telephone subscribers similar to those provided by conventional landline telephone systems, including custom calling features such as call forwarding, call waiting, conference calling, directory assistance and voice mail. The Company is responsible for the quality, pricing and packaging of cellular telephone service for each of the systems it owns or controls.

     Reciprocal agreements between the cellular telephone systems in which the Company has an interest and other cellular telephone systems allow their respective subscribers to receive and place calls in most service areas throughout the country. The Company also services roamers when they place or receive calls on the Company's systems. Roamers are charged rates which are generally at a premium to the regular service rate.

     With respect to certain markets, the Company charges its customers who roam out of the Company's systems only the rates it charges in its own markets, rather than passing through higher roaming rates customarily charged by many cellular carriers. This billing practice creates a marketing advantage by providing the customer with an apparently broader service area but also results in increased costs for the Company. The Company has been reducing these costs through the continued negotiation of more favorable roaming agreements with cellular service providers in relevant markets.

     The Company has offered and will continue to offer new and innovative products and services in order to increase the value of the basic voice product to the customer and to increase airtime revenues. Recent or near term service additions include (i) GroupTalk(R), a cellular dispatch service which enables work groups to communicate among themselves using the cellular system at reduced airtime rates, (ii) paging services, (iii) enhanced directory assistance and concierge services, which permit category searches of listings and direct connections of cellular calls, (iv) personal numbering services, which consolidate access to multiple communications numbers into a single number, (v) QuickLink(R), which offers businesses four digit dialing capability with their company's PBX, (vi) Voice Connect(R), which is a switch based voice activated dialing system (requiring no special user equipment), (vii) enhanced voice mail, which includes pager notification upon the receipt of voice mail entries, and (viii) Prepaid Advanced Cellular(SM) or PAC(SM), through which customers can purchase increments of cellular usage in advance, thereby reducing the Company's risk of collection for applicable usage.

     The Company now offers data transmission over its existing cellular network, which allows the rapid transfer of data to and from personal computers, personal digital assistants ("PDAs") and other devices. In addition, the Company has deployed CDPD, an advanced data transmission method, in select portions of its systems. The Company is anticipating the deployment of the TDMA digital protocol in 1997 throughout its contiguous networks. Digital technology will allow the Company to offer additional services such as caller identification, short messaging, message waiting indicators and enhanced voice privacy through call encryption. See "--Cellular Telephone Communications" below.

     The Company is in the course of conducting trials of cellular-based vehicle location technologies, and is also exploring the possibility of offering long distance telephone service as an agent or reseller in order to further enhance its overall product and service offerings.

Marketing and Distribution

     The Company currently markets its services under the Comcast Metrophone(SM) brand name in the Philadelphia, PA MSA and under the Comcast CELLULARONE(R) brand name in its other markets in New Jersey and

Delaware. The Company intends to consolidate the provision of its services under a single brand. In particular, the Company believes that the "Comcast" name has particular regional benefits due to the Company's telecommunications presence, Comcast's extensive cable television facilities in the Philadelphia area and New Jersey and Comcast's more recent acquisition of a 66% interest in Comcast Spectacor, L.P., the assets of which consist of the Philadelphia 76ers NBA franchise, the Philadelphia Flyers NHL franchise, and two sports arenas. See "Risk Factors -- Relationship with Comcast; Possible Conflicts of Interest," "--Issues Related to Brand Names," and "--Possible Disposition of the Company by Comcast."


     Among other things, the Company currently leverages the Comcast brand name through a credit card loyalty rewards program developed in conjunction with Advanta Corp. known as "Comcast Rewards." Through the program holders of the co-branded Comcast Rewards Visa(R) card (the "Card") can accumulate rewards points through their use of their cellular telephone and the Card. In addition, selected premium customers who do not obtain the Card can accumulate rewards points through their use of their cellular telephone. Rewards points may be redeemed for the Company's products and services, cellular telephone and paging equipment, tickets, sporting and entertainment events and other prizes.

     The Company uses multiple distribution channels throughout its contiguous markets to provide effective and extensive marketing of its products and services and to reduce reliance on any single distribution source. These distribution channels fall into two broad categories: direct channels (direct sales force, retail stores and telemarketing) and indirect channels (national retailers, local agencies and automotive dealers).

     The Company's long-term emphasis is on the development of its direct distribution channels, particularly its own retail outlets and telemarketing, as a means to reduce the cost and improve the quality of new subscribers. The Company's retail stores have been a historically low-cost distribution channel once established, and telemarketing has been particularly effective at reducing the cost of incremental sales. Also, Company sales representatives are most effective in selling to the high-end customers and businesses, which tend to provide the Company with the highest profit margins. The Company believes that cellular customers increasingly prefer to deal directly with sales representatives employed by the Company, particularly as the features and services offered become more varied. In addition, Company stores provide an ongoing point of contact with subscribers regardless of whether the point of purchase was direct or indirect. The Company operates 48 retail outlets in its markets and anticipates building additional retail outlets, as well as upgrading its existing retail outlets in the future.

     The Company maintains a knowledgeable, customer-oriented sales force. The Company has developed and administers its own sales training program designed to educate sales representatives for its markets. The program offers a curriculum that highlights mobile technologies, sales techniques and the customer service process. The Company believes that, following the program, sales representatives are better able to address existing and potential customers' needs in a professional, knowledgeable and productive manner.

     The Company has relied, upon its indirect distribution network to generate a significant percentage of its subscriber growth. The Company's indirect channels consist of independent contractors paid solely on a commission basis, with portions of the commission dependent upon the subscribers maintaining service for a specified period of time. The Company intends to maintain significant indirect sales distribution channels.

     The Company sells cellular telephone equipment to its customers in order to encourage use of its services. The Company's practice, typical in the industry, is to sell telephones at or below cost in response to competitive pressures.

     The Company's current marketing strategy is to generate continued net subscriber growth by offering a wide range of pricing plans so that customers are able to choose the plan that best fits their calling needs. The offering of digital telephones and service will further enhance customer choice. The use of digital technology results in more efficient use of the Company's networks thereby permitting an even broader range of more competitive pricing plans and features. The Company's pricing plans currently, and in the future will, combine different charges for monthly access, usage, customer calling features, and, in some cases, varying amounts of pre-paid minutes of usage. The Company periodically reviews its pricing and promotional offers and, when it believes appropriate, revises, develops or terminates its strategies or programs. As part of its efforts to reduce subscriber cancellations, the Company generally requires new customers to enter into one year agreements for cellular service.

Customer Service

     The Company places a priority on providing consistently high quality customer service. In 1996 the Company consolidated its Delaware operations, including customer care operations, into the operations of the Philadelphia market. The Company is currently consolidating its New Jersey operations, including customer care operations, into the operations of the Philadelphia market. The Company's sales and marketing presence (including through the Company's direct sales group and retail stores) and customer and dealer support will be maintained throughout the systems. In addition to overall reductions in operating costs and increases in operational efficiencies, such consolidations permit an increased emphasis by the Company upon more uniform, efficient and cost effective delivery of customer service and support from the Company's offices in Wayne, Pennsylvania. The Company will continue to seek ways of improving its delivery of customer service and support to its customers while driving operating efficiencies.

     The Company utilizes the MacroCell(R) billing and customer care platform developed and licensed by Cincinnati Bell Information Systems, Inc. Customer service representatives are able to access current billing information quickly in order to respond promptly to customer inquiries. In addition, the Company is continually improving its management information systems in order to enhance internal operations and the customer service function. To supplement the Company's customer service operations, Company telemarketers contact customers periodically to determine their satisfaction with the Company's service and to identify problems that can lead to subscriber cancellations.

Cellular Telephone Communications

     The Company is engaged in the development, management and operation of cellular telephone communications systems in various service areas pursuant to licenses granted by the FCC. Each service area is divided into segments referred to as "cells" equipped with a receiver, signaling equipment and a low-power transmitter. The use of low-power transmitters and the placement of cells close to one another permits re-use of frequencies, thus substantially increasing the volume of calls capable of being handled simultaneously over the number handled by prior generation systems. Each cell has a coverage area generally ranging from one to more than 300 square miles. A cellular telephone system includes one or more computerized central switching facilities known as mobile switching centers ("MSC"), which control the automatic transfer of calls, coordinate calls to and from cellular telephones and connect calls to the local exchange carrier ("LEC") or to an interexchange carrier. An MSC also records information on system usage and subscriber statistics.

     Each cell's facilities monitor the strength of the signal returned from the subscriber's cellular telephone. When the signal strength declines to a predetermined level and the transmission strength is greater at another cell in or interconnected with the system, the MSC automatically and instantaneously passes the mobile user's call in progress to the other cell without disconnecting the call ("hand off"). Interconnection agreements between cellular telephone system operators and various LECs and interexchange carriers establish the manner in which the cellular telephone system integrates with other telecommunications systems.

     As required by the FCC, all cellular telephones are designed for compatibility with cellular systems in all markets within the United States so that a cellular telephone may be used wherever cellular service is available. Each cellular telephone system in the United States uses one of two groups of channels, termed "Block A" and "Block B," which the FCC has allotted for cellular service. Minor adjustments to cellular telephones may be required to enable the subscriber to change from a cellular system on one frequency block to a cellular system on the other frequency block.

     While most MSCs process information digitally, most radio transmission of cellular telephone calls is done on an analog basis. Digital transmission of cellular telephone calls offers advantages, including larger system capacity and the potential for lower incremental costs for additional subscribers. The FCC allows carriers to provide digital service and requires cellular carriers to provide analog service. The Company's implementation of digital radio technology is expected to commence in the third quarter of 1997. It is anticipated that a substantial portion of increased capacity for subsequent traffic and subscriber growth will be accommodated using the lower cost digital technology.

     Reciprocal agreements among cellular telephone system operators allow roamers to place and receive calls in most service areas throughout the country. Roamers are charged rates which are generally at a premium to the regular service rate. In recent years, cellular carriers have experienced increased fraud associated with roamer service, including ESN cloning. The Company and other carriers have implemented a number of features which have decreased the incidents of fraudulent use of their systems. Among these are PINs, which are required to be used by a majority of the Company's customers, and the Company's Security Zone feature which restricts customer usage outside of the Company's service areas.

     In addition, the Company has implemented authentication and RF fingerprinting technologies which associate ESN/MIN combinations with particular cellular telephone units. The use of digital radio technology also purportedly will make it more difficult to commit cellular fraud. However, fraudulent use of the Company's systems remains a significant concern.

Certain Anticipated Asset Transfers


     The Company through a wholly owned subsidiary has a 40% limited partnership interest in Garden State Cablevision. The Company acquired its interest in Garden State Cablevision in 1992 from Comcast for $51.0 million through the issuance of a note bearing interest at 11% per annum and payable in September 1997. See Note 3 of notes to condensed consolidated financial statements for the quarter ended June 30, 1997 and 1996 and Note 5 of notes to consolidated financial statements for the years ended December 31, 1996, 1995 and 1994 included elsewhere herein. While no assurance can be given, the Company expects to transfer its interest in Garden State Cablevision to Comcast subsequent to the refinancing of the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


     The Company through a wholly owned subsidiary has a 51% interest in a partnership that provides directory assistance services to the public. A subsidiary of Comcast owns the remaining 49% interest. Although no assurance can be given, the Company expects to transfer its interest in the partnership to Comcast some time after the Expiration Date of the Exchange Offer.

     The Company's interests in the foregoing entities and assets will constitute Unrestricted Subsidiaries for purposes of the Indenture relating to the Notes. See "Description of the Notes -- Certain Covenants -- Designation of Unrestricted Subsidiaries."

Competition

     The FCC generally grants two licenses to operate cellular telephone systems in each market. One of the two licenses was initially awarded to a company or group affiliated with the local landline telephone carriers in the market (the "wireline" license), and the other license was initially awarded to a company, individual, or group not affiliated with any landline telephone carrier (the "non-wireline" license). The Company's systems are all non-wireline systems and compete directly with the wireline licensee in each market in attracting and retaining cellular telephone customers and dealers. The wireline licensee in the Company's principal markets is Cellco Partnership, a joint venture between Bell Atlantic Mobile Systems, Inc. and NYNEX Mobile Communications Co. The Company's principal wireline competitor has a larger coverage area and may have access to more substantial financial resources than the Company.

     In recent years, new mobile telecommunications service providers have entered the market and created additional competition in the wireless telecommunications business. Many of such providers have access to substantial capital resources and operate, or through affiliates operate, cellular telephone systems, bringing significant wireless experience to the new marketplace. Accordingly, while there are only two cellular providers licensed in a given area, new competitors continue to emerge utilizing different frequencies and new technologies. Competition between wireless operators in each market is principally on the basis of services and enhancements offered, technical quality of the system, quality and responsiveness of customer service, price and coverage area.

     The most prominent new providers are the PCS operators. PCS is used to describe a variety of digital, wireless communications systems currently primarily suited for use in densely populated areas. At the power levels that the FCC's rules now provide, each cell of a PCS system would have more limited coverage than a cell in a cellular telephone system. The FCC has allocated spectrum and adopted rules for both narrow and broadband PCS services. In 1994, the FCC completed a spectrum auction for nationwide narrowband PCS licenses, undertook the first regional narrowband PCS auction, and began the first auction of broadband PCS spectrum. All of the 30-MHz MTA licenses for PCS were issued by June 1995 and PCS licensees are required to construct their networks to be capable of covering one-third of their service area population within five years of the date of licensing. Winners in the Company's Philadelphia markets were AT&T Wireless Services, Inc. and PhillieCo L.P., an affiliate of Sprint PCS. Broadband PCS service likely will become a direct competitor to cellular service. PhillieCo, L.P. has recently begun offering its wireless services in the Philadelphia, PA area. In September 1996, the FCC granted, through a bidding process, additional 30-MHz BTA PCS licenses, designated for license to small businesses, rural telephone companies and other entrepreneurs. Additional auctions for 10-MHz blocks of PCS spectrum (including licenses designated for small businesses) were concluded in January 1997. An affiliate of the Company was the high bidder on twelve 10-MHz licenses covering the Philadelphia MTA and the Allentown BTA, all of which have been awarded. Subject to the approval of the FCC, Comcast intends to transfer the PCS licenses to the Company at Comcast's cost of $17.5 million.

     Cellular telephone systems, including the Company's systems, also face actual or potential competition from other current and developing technologies. SMR systems, such as those used by taxicabs, as well as other forms of mobile communications service, may provide competition in certain markets. SMR systems are permitted by FCC rules to be interconnected to the public switched telephone network and are significantly less expensive to build and operate than cellular telephone systems. SMR systems are, however, licensed to operate on substantially fewer channels per system than cellular telephone systems and currently lack cellular's ability to expand capacity through frequency re-use by using many low-power transmitters and to hand-off calls. Nextel Communications, Inc., in which Comcast holds an equity interest, has begun to implement its proposal to use its available SMR spectrum in various metropolitan areas more efficiently to increase capacity and to provide a broad range of mobile radio communications services. This proposal, known as Enhanced SMR service, could provide additional competition to existing cellular carriers, including the Company. Nextel Communications, Inc. has recently begun offering its wireless services in the Philadelphia, PA area. In 1994, the FCC decided to license SMR systems in the 800-MHz bands for wide-area use, thus increasing potential competition with cellular. The FCC has also decided to license SMR spectrum in contiguous blocks via the competitive bidding process. The first auction of SMR spectrum is scheduled for October 1997.


     One-way paging or beeper services that feature voice message, data services and tones are also available in the Company's markets. These services may provide adequate capacity and sufficient mobile capabilities for some potential cellular subscribers, thus providing additional competition to the Company's systems.

     The FCC requires cellular licensees to provide service to resellers of cellular service which purchase cellular service from licensees, usually in the form of blocks of numbers, then resell the service to the public. Thus, a reseller may be both a customer and a competitor of a licensed cellular operator. The FCC currently is seeking comment on whether resellers should be permitted to install separate switching facilities in cellular systems, although it has tentatively concluded not to require such interconnections. The FCC is also considering whether resellers should receive direct assignments of telephone numbers from LECs.


     In April 1997, the FCC concluded auctioning spectrum for "Wireless Communications Services" which broadly encompasses all wireless services. Another subsidiary of Comcast was the high bidder on 17 of the "WCS" licenses auctioned in April. These WCS licenses were granted on July 21, 1997. It is likely that the FCC will offer additional spectrum for wireless mobile CMRS licenses in the future. Applicants also have received and others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low earth orbit satellites. In addition, the 1993 Budget Act provided, among other things, for the release of 200-MHz of Federal government spectrum for commercial use over a fifteen-year period. These developments and further technological advances may make available other alternatives to cellular service, thereby creating additional sources of competition.


     In February 1997, the U.S. government entered into a World Trade Organization agreement with respect to telecommunications. When it becomes effective on January 1, 1998, the agreement will require the United States, among other things, to afford "national" treatment to foreign investors seeking indirect ownership of CMRS licenses in the United States. These changes may permit additional foreign investment and participation in the United States' wireless marketplace and therefore may enhance competition. The FCC has instituted a rule making proceeding to develop policies for implementing the agreement.

Legislation and Regulation

     FCC Regulation. The FCC regulates the licensing, construction, operation and acquisition of cellular telephone systems pursuant to the Communications Act of 1934 (the "Communications Act"). For licensing purposes, the FCC divided the United States into separate markets: 306 MSAs and 428 RSAs. In each market, the allocated cellular frequencies are divided into two blocks: Block A, initially awarded for utilization by non-wireline entities such as the Company, and Block B, initially awarded for utilization by affiliates of local exchange wireline telephone companies. There is no technical or operational difference between wireline and non-wireline systems other than different frequencies.

     Under the Communications Act, no party may transfer control of or assign a cellular license without first obtaining FCC consent. FCC rules (i) prohibit an entity controlling one system in a market from holding any interest in the competing cellular system in the market and (ii) prohibit an entity from holding non-controlling interests in more than one system in any market, if the common ownership interests present anti-competitive concerns under FCC policies. Cellular radio licenses generally expire on October 1 of the tenth year following grant of the license in the particular market and are renewable for periods of ten years upon application to the FCC. Licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that competing renewal applications for cellular licenses will be considered in comparative hearings, and establish the qualifications for competing applications and the standards to be applied in such hearings. Under current policies, the FCC will grant incumbent cellular licensees a "renewal expectancy" if the licensee has provided substantial service to the public, substantially complied with applicable FCC rules and policies and the Communications Act and is otherwise qualified to hold an FCC license. The FCC has granted renewal of the Company's licenses for the Philadelphia, PA, Wilmington, DE and New Brunswick and Long Branch, NJ MSAs. The Company's license for the Trenton, NJ MSA expires in 1997. The balance of the Company's licenses expire from 1998 through 2006.

     The FCC regulates the ability of cellular operators to bundle the provision of service with hardware, the resale of cellular service by third parties and the coordination of frequency usage with other cellular licensees. The FCC also regulates the height and power of base station transmitting facilities and signal emissions in the cellular system. Cellular systems also are subject to Federal Aviation Administration and FCC regulations concerning the siting, construction, marking and lighting of cellular transmitter towers and antennae. In addition, the FCC also regulates the employment practices of cellular operators.


     The Communications Act currently restricts foreign ownership or control over commercial mobile radio licenses, which include cellular radio service licenses. The FCC recently decided to consider the opportunities that other nations provide to U.S. companies in their communications industries as a factor in deciding whether to permit higher levels of indirect foreign ownership in companies controlling common carrier and certain other radio licenses. The 1996 Telecom Act relaxed these restrictions by eliminating the statutory provisions restricting foreign officers and directors in licensees and their parent corporations.

     In February 1997, the U.S. government entered into a World Trade Organization agreement with respect to telecommunications. Upon its effectiveness, the agreement will require the United States, among other things, to afford "national" treatment to foreign investors seeking indirect ownership of CMRS licenses in the United States. These changes may permit additional foreign investment and participation in the United States' wireless marketplace and therefore may enhance competition. The FCC has instituted a rulemaking proceeding to develop policies for implementing the agreement.


     Allegations of harmful effects from the use of hand-held cellular phones have caused the cellular industry to fund additional research to review and update previous studies concerning the safety of the emissions of electromagnetic energy from cellular phones. In August 1996, however, the FCC adopted new standards for evaluating the extent to which wireless facilities will expose both employees and the public to RF radiation. At that time, the FCC determined that state and local regulation of RF radiation from facilities used to provide "personal wireless services," including cellular and PCS, is preempted to the extent the facilities comply with the FCC's RF exposure limits.

     The FCC also requires LECs in each market to offer reasonable terms and facilities for the interconnection of both cellular telephone systems in that market to the LECs' landline network. Cellular telephone companies affiliated with the LEC are required to disclose how their systems will interconnect with the landline network. The licensee not affiliated with the LEC has the right to interconnect with the landline network in a manner no less favorable than that of the licensee affiliated with the LEC. In addition, the licensee not affiliated with the LEC may, at its discretion, request reasonable interconnection arrangements that are different than those provided to the affiliated licensee in that market, and the LEC must negotiate such requests in good faith. The FCC reiterated its position on interconnection issues in a declaratory ruling which clarified that LECs are expected to provide, within a reasonable time, the agreed-upon form of interconnection. In June 1996, the FCC adopted a national regulatory framework for implementing the local competition provisions of the 1996 Telecom Act, including adoption of rules delineating interconnection obligations of incumbent LECs, ("ILECs"), unbundling requirements for ILECs, network elements, requirements for access to local rights-of-way, dialing parity and telephone numbering and number portability, and requirements for resale of and non-discriminatory access to ILEC services. In many instances, the FCC left the task of implementing the FCC's regulatory standards to the individual states, but the FCC also established a national regulatory framework that set pricing standards and negotiation and arbitration guidelines. The U.S. Court of Appeals for the Eighth Circuit vacated the FCC's national standards and guidelines on the grounds that the FCC lacked the authority to bind state regulators on the matter of local pricing of interconnection. The FCC attempted to set a national framework for landline interconnection pricing and related issues. As a result of the Eighth Circuit's decision, however, these matters will be left to state-by-state determinations. The Eighth Circuit in its decision also determined that the FCC had special authority over CMRS carriers and their interconnection to incumbent LECs. Thus, according to the Eighth Circuit decision, national interconnection rules will be maintained for the Company's existing CMRS operations.

     Prior to the Eighth Circuit ruling, the Company renegotiated its interconnection contracts with Bell Atlantic pursuant to the 1996 Telecom Act. The agreements, covering Pennsylvania, New Jersey, Delaware and Maryland, provide for the reciprocal transport and termination of CMRS traffic by Bell Atlantic and the Company at substantially reduced rates. These agreements all have been approved by the four applicable state public utility commissions and are in effect.

     To date, the FCC has undertaken significant efforts to reconsider the regulation of CMRS providers in the wake of competitive developments in the telecommunications marketplace. For instance, in June 1996, the FCC eliminated the cellular/PCS cross-ownership rule in favor of a single, generally applicable, CMRS spectrum cap rule. The change permits cellular providers to hold attributable interests in 20-MHz of PCS spectrum (e.g., two 10-MHz licenses) in areas where there is significant service area overlap. The FCC has not thus far imposed a requirement that all CMRS providers provide interconnection to all other CMRS providers, but has stated that it will consider interconnection complaints on a case-by-case basis and that it may consider in the future whether to impose more general interconnection obligations on CMRS operators.

     The FCC recently established new federal universal service mechanisms that will affect cellular and other wireless operators. Under the new rules, wireless service providers gain access to universal service subsidies for the first time; however, they also are required to contribute to both federal and state universal service funds. The new rules have been appealed in numerous jurisdictions throughout the country. A judical determination of the legality of the rules will determine the extent to which cellular and other wireless service providers will be required to support state universal service programs. The FCC on July 18, 1997 determined that the National Exchange Carrier Association ("NECA") will be the temporary administrator of the universal service program. All entities potentially contributing to the program must file a revenue worksheet with NECA by September 1, 1997 and NECA will calculate amounts owed for universal service support. The first of four quarterly payments will be due January 1, 1998. The extent of the Company's universal service payment obligations cannot be predicted with accuracy at this time, but may be substantial. A number of parties have challenged the FCC's universal service order and the cases have been consolidated in the U.S. Court of Appeals for the Fifth Circuit in New Orleans.


     The FCC also recently promulgated rules to reform its system of interstate access charges to make it compatible with the 1996 Telecom Act and with federal and state actions to open local networks to competition. The new rules establish a transition to an access charge structure that more closely reflects the economic costs of accessing landline networks for the termination of long distance calls. These rules also have been appealed, principally by incumbent local exchange carriers. Judicial resolution of the issues raised in the litigation will affect the costs of interstate access to local telecommunications networks. Wireless carriers indirectly are affected by these costs to the extent they provide cellular long distance and other offerings that package or utilize long distance services for the convenience and benefit of their customers. Further, the FCC is considering new rules to govern how customer proprietary network information ("CPNI") may be used by telecommunications carriers, including the BOCs in marketing a broad range of telecommunications services to their customers, and the customers of affiliated companies. Resolution of the issues raised in these proceedings may affect the costs of providing cellular service and the way in which the Company conducts its business. However, the Company does not anticipate that resolution of these issues will result in a significant adverse impact on its financial position, results of operations or liquidity.


     Finally, the 1996 Telecom Act relieved cellular providers affiliated with a BOC of their equal access obligations. As such, BOC-affiliated carriers are afforded greater flexibility in contracting with interexchange carriers for the provision of long distance services. Prior to the legislative change, cellular systems affiliated with the BOCs were required to offer equal access to interexchange carriers and those affiliated with AT&T voluntarily provided equal access. Nevertheless, the FCC retains authority to require all CMRS operators to provide unblocked access through the use of other mechanisms if customers are being denied access to the telephone toll service providers of their choice, and if such denial is contrary to the public interest.


     State Regulation and Local Approvals. Except for the State of Illinois, the states in which the Company presently operates currently do not regulate cellular telephone service. In the 1993 Budget Act, Congress gave the FCC the authority to preempt states from regulating rates or entry into CMRS, including cellular. In its order implementing the provisions of the 1993 Budget Act affecting CMRS, the FCC preempted the states and established a procedure for states to petition the FCC for authority to regulate rates and entry into CMRS. The FCC, to date, has denied all state petitions to regulate the rates charged by CMRS providers.

     The scope of the allowable level of state regulation of CMRS, however, remains unclear. The 1993 Budget Act does not identify the "other terms and conditions" of CMRS service that can be regulated by the states. Moreover, the extent to which states may regulate intrastate LEC-CMRS interconnection remains unresolved. The resolution of this issue will impact the extent to which cellular providers will be subject to state regulation of CMRS interconnection to the LECs. The siting of cells also remains subject to state and local jurisdiction although petitions seeking clarification of states' siting authority are currently pending at the FCC.

Employees


     As of June 30, 1997, the Company had approximately 1,600 employees. None of the Company's employees is represented by a labor organization, and the Company's management considers its employee relations to be good.


Properties

     The principal physical assets of a cellular telephone system include cell sites and central switching equipment. The Company primarily leases its sites used for its transmission facilities and its administrative offices. The physical components of a cellular telephone communications system require maintenance and upgrading to keep pace with technological advances over the next several years. It is anticipated that digital capability will be added to the Company's system beginning in the third quarter of 1997.

Legal Proceedings

     The Company is not party to litigation which, in the opinion of the Company's management, will have a material adverse effect on the Company's financial position, results of operations or liquidity.

                                   MANAGEMENT

Directors and Executive Officers


     The business and operations of CCCI are managed by Comcast pursuant to the Management Agreement between Comcast and CCCI. See "Certain Relationships and Related Transactions." The following table sets forth certain information with respect to directors and executive officers of the Company as of August 1, 1997. All of the Company's directors and executive officers are employees of, and compensated by Comcast, and will receive no separate compensation from the Company. The Company reimburses all directors for expenses incurred in performing their duties as directors. Except as indicated below, all of the Company's directors and executive officers were elected to their positions with Comcast Cellular in 1992 and hold the same position with the Company, Comcast Cellular and Comcast.



Name                  Age       Position
Ralph J. Roberts      77      Chairman of the Board of Directors; Director
Julian A. Brodsky     64      Vice Chairman of the Board of Directors; Director
Brian L. Roberts      38      President; Director
Lawrence S. Smith     49      Executive Vice President
John R. Alchin        49      Senior Vice President; Treasurer
Stanley L. Wang       56      Senior Vice President; Secretary



     Ralph J. Roberts has served as a Director and Chairman of the Board of Directors of Comcast for more than five years. Mr. Roberts has been the President and a Director of Sural Corporation, a privately-held investment company ("Sural") and Comcast's largest shareholder, for more than five years. Mr. Roberts devotes a major portion of his time to the business and affairs of Comcast. Mr. Roberts currently has voting control of Sural. Mr. Ralph J. Roberts has indicated his intention to transfer control of Sural to Mr. Brian
L. Roberts upon receipt of various regulatory and other approvals required in connection with such transfer. The FCC has granted its consent to the transfer of control of Comcast Cellular and its subsidiaries to Mr. Brian L. Roberts. Mr. Roberts is also a Director of Comcast UK Cable Partners Limited.

     Julian A. Brodsky has served as a Director and Vice Chairman of the Board of Directors of Comcast for more than five years. Mr. Brodsky presently serves as the Treasurer and a Director of Sural. Mr. Brodsky devotes a major portion of his time to the business and affairs of Comcast. Mr. Brodsky is also a Director of Comcast UK Cable Partners Limited and RBB Fund, Inc.

     Brian L. Roberts has served as President and a Director of Comcast for more than five years. Mr. Roberts presently serves as Vice President and a Director of Sural. Mr. Roberts devotes a major portion of his time to the business and affairs of Comcast. Mr. Roberts is also a Director of Teleport Communications Group, Inc., At Home Corporation and Comcast UK Cable Partners Limited. He is a son of Ralph J. Roberts.


     Lawrence S. Smith was named Executive Vice President of Comcast in December 1995. Prior to that time, Mr. Smith served as Senior Vice President of Comcast for more than five years. Mr. Smith is the Principal Accounting Officer of the Company and Comcast. Mr. Smith is a Director of Teleport Communications Group, Inc. and Comcast UK Cable Partners Limited and is a Partnership Board Representative of Sprint Spectrum Holding Company, L.P.

     John R. Alchin has served as Treasurer and Senior Vice President of Comcast for more than five years. Mr. Alchin is the Principal Financial Officer of the Company and Comcast. Mr. Alchin is a Director of Comcast UK Cable Partners Limited.


     Stanley L. Wang has served as Senior Vice President, Secretary and General Counsel of Comcast for more than five years. Mr. Wang is a Director of the Company and Comcast Cellular.


Key Operating Employees of CCCI

     David N. Watson was named President of CCCI in February 1997. For the five years immediately prior to that time, Mr. Watson served as Senior Vice President and Vice President of Marketing and Sales of CCCI.

     Anna E. Hillman has served as Vice President and subsequently Senior Vice President of Finance and Administration of CCCI for more than five years.

     Raymond E. Dombroski has served as Vice President and subsequently Senior Vice President of Engineering Operations and New Technologies of CCCI since 1994. Prior to that time, Mr. Dombroski served as Vice President of New Technologies of CCCI from 1992.

     Jeffrey E. Smith has served as Vice President and General Counsel of CCCI since 1994. Mr. Smith has served as Deputy General Counsel of Comcast for more than five years.

                             PRINCIPAL STOCKHOLDERS


     All of the outstanding capital stock of the Company, consisting of 100 shares of Common Stock, are owned by Comcast. The following table provides certain information regarding the beneficial ownership, as defined in Rule 13d-3 of the Exchange Act, of Comcast's Common Stock as of August 1, 1997 by
(i) each stockholder known to the Company to be the beneficial owner of 5% or more of any class of Comcast's voting securities, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group. So far as is known to the Company, the persons named in the tables below as beneficially owning the shares set forth therein have sole voting power and sole investment power with respect to such shares, unless otherwise indicated.



                                              Beneficial Ownership of
                                               Class A Common Stock
                                             -------------------------
                                               Amount         Percent
                                             Beneficially      of
Name and Address of Beneficial Owner            Owned         Class
- ------------------------------------------   --------------   --------
The Capital Group
 Companies, Inc.  ........................   2,654,000(1)        8.3%
333 South Hope Street
Los Angeles, CA 90071

Neuberger & Berman, LLC ..................   1,642,000(2)        5.2%
605 Third Avenue
New York, NY 10158-3698

Wellington Management Company, LLP  ......   3,300,100(3)       10.4%
75 State Street
Boston, MA 02109




                                              Amount Beneficially Owned(4)                         Percent of Class(4)
                               ----------------------------------------------------------   ----------------------------------
                                                        Class                                            Class
Name of Beneficial Owner          Class A             A Special             Class B         Class A     A Special     Class B
- ----------------------------   ----------------   ---------------------   ---------------   ---------   -----------   --------
Alchin, John R. ............                         242,081(8)                              (13)         (13)
Brodsky, Julian A. .........     280,559(5)        1,890,851                                 (13)         (13)
Roberts, Brian L.  .........       4,061(6)          486,134(9)                              (13)         (13)
Roberts, Ralph J.  .........   2,164,107(7)       10,838,704(10)          9,444,375(12)        6.8%       3.5%        100%
Smith, Lawrence S. .........                         308,364                                 (13)         (13)
Wang, Stanley L.   .........      40,891             185,107(11)                             (13)         (13)
All directors and executive
 officers as a group (6 per-
 sons)                         2,489,618          13,951,241              9,444,375            7.8%       4.4%        100%
                               (5)(6)(7)          (8)(9)(10)(11)          (12)


- ------------
 (1) The information contained in this table with respect to The Capital Group Companies, Inc. ("TCG") is based upon filings made on Form 13F by TCG and its wholly owned subsidiaries, Capital Research and Management Company ("Capital Research") and Capital Guardian Trust Company ("Capital Guardian"), setting forth information as of March 31, 1997. Based upon such filings, 1,950,000 and 704,000 of these shares are beneficially owned by Capital Research and Capital Guardian, respectively.


 (2) The information contained in this table with respect to Neuberger & Berman, LLC ("Neuberger") is based upon filings made on Form 13F by Neuberger, its wholly owned subsidiary, Neuberger & Berman Management, Inc., and Neuberger & Berman Institutional Asset Management, setting forth information as of March 31, 1997. Based upon such filings, 575,000 shares are beneficially owned by Neuberger and 1,000,000 shares and 67,000 shares are beneficially owned by Neuberger & Berman Management, Inc. and Neuberger & Berman Institutional Asset Management, respectively.

 (3) The information contained in this table with respect to Wellington Management Company, LLP ("Wellington") is based upon a filing made on
     Schedule 13G by Wellington and its wholly owned subsidiary, Wellington Trust Company, NA, setting forth information as of July 31, 1997. The 13G indicates that Wellington has shared dispositive power as to all 3,300,100 shares and shared voting power as to 4,000 shares. The Schedule 13G also states that the shares are owned of record by various clients for which Wellington serves as investment advisor, of which only one, Vanguard/ Windsor Funds, Inc., holds more than 5% of the class.

 (4) With respect to each beneficial owner, the shares issuable upon exercise of his currently exercisable options and options exercisable within 60 days of August 1, 1997 are deemed to be outstanding for purposes of computing the percentage of the class of Common Stock owned. Includes the following shares of Class A Special Common Stock and Class B Common Stock, respectively, for which the named individuals, and all directors and executive officers as a group, hold currently exercisable options or options exercisable within 60 days of August 1, 1997: John R. Alchin, 171,565 shares and none; Julian A. Brodsky, 1,041,071 shares and none; Brian L. Roberts, 384,289 shares and none; Ralph J. Roberts, 4,796,141 and 658,125 shares; Lawrence S. Smith, 269,404 shares and none; Stanley L. Wang, 112,778 shares and none; and all directors and executive officers as a group, 6,775,248 and 658,125 shares.

 (5) Includes 20,000 shares of Class A Common Stock owned by a charitable foundation of which he and members of his family are directors and officers, as to which shares he disclaims beneficial ownership.

 (6) Includes 1,356 shares of Class A Common Stock owned by his wife, as to which shares he disclaims beneficial ownership.

 (7) At August 1, 1997, Sural owned 1,845,037 shares of Class A Common Stock. Mr. Roberts, Chairman of the Board of Directors of Comcast, and members of his family own all of the voting securities of Sural. Pursuant to Rule 13d-3 of the Exchange Act, Mr. Roberts is deemed to be the beneficial owner of the shares of Class A Common Stock owned by Sural. Also includes 319,070 shares owned directly by Mr. Roberts. See also the last two sentences of note (12) below.

 (8) Includes 15 shares of Class A Special Common Stock owned in the Comcast Corporation Retirement- Investment Plan as to which shares he disclaims beneficial ownership.

 (9) Includes 678 shares of Class A Special Common Stock owned by his wife, 20,542 shares owned in the Comcast Corporation Retirement-Investment Plan, and 18,140 shares owned by a charitable foundation of which he and his wife are directors and officers, as to all of which shares he disclaims beneficial ownership.

(10) Includes 5,315,772 shares of Class A Special Common Stock owned by Sural and 10,000 shares owned by a charitable foundation of which he and his wife are trustees and as to which shares he disclaims beneficial ownership. See also the last sentence of note (12) below.


(11) Includes 15 shares of Class A Special Common Stock owned in the Comcast Corporation Retirement-Investment Plan, as to which shares he disclaims beneficial ownership.


(12) At August 1, 1997, Sural was the sole owner of Comcast's Class B Common Stock. Pursuant to Rule 13d-3 of the Exchange Act, Mr. Roberts is deemed to be the beneficial owner of the shares of Class B Common Stock owned by Sural. In addition to the shares owned by Sural, Mr. Roberts has options to purchase 658,125 shares of Class B Common Stock, all of which are currently exercisable. Since each share of Class B Common Stock is entitled to fifteen votes, the shares of Class A Common Stock and Class B Common Stock owned by Sural constitute approximately 82% of the voting power of the two classes of Comcast's voting Common Stock combined (83% if all others shares of Class A Common Stock which he is deemed to beneficially own and shares underlying his options to purchase Class B Common Stock currently exercisable or exercisable within 60 days of August 1, 1997 are included). The Class B Common Stock is convertible on a share-for-share basis into Class A Common Stock or Class A Special Common Stock. If Sural and Mr. Roberts were to convert the Class B Common Stock which they are deemed to beneficially own into Class A Common Stock, Mr. Roberts would beneficially own 11,608,482 shares of Class A Common Stock (approximately 28% of the Class A Common Stock). Mr. Ralph J. Roberts has indicated his intention to transfer control of Sural to Mr. Brian L. Roberts upon receipt of various regulatory and other approvals required in connection with such transfer. The FCC has granted its consent to the transfer of control of Comcast Cellular and its subsidiaries to Mr. Brian
     L. Roberts.

(13) Less than one percent of the applicable class.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     The Company is a newly formed, direct wholly owned subsidiary of Comcast. Comcast and CCCI were parties to a management agreement (the "Old Management Agreement") pursuant to which Comcast managed the business and operations of CCCI. In May 1997, subsequent to the redemption of the Zero Coupon Notes, the Old Management Agreement was terminated and replaced with a new management agreement (the "New Management Agreement") which provides for management fees of 1.5% of revenues. The New Management Agreement eliminated the prior management fee which was limited to $5.0 million, subject to annual increases based on the consumer price index. The New Management Agreement has a ten year term. Management fees of $3.0 million, $2.8 million, $1.6 million, $1.4 million, $5.5 million, $5.5 million and $5.3 million were charged to selling, general and administrative expenses during the six and three months ended June 30, 1997 and 1996 and during the years ended December 31, 1996, 1995 and 1994, respectively (on a pro forma basis, giving effect to the New Management Agreement, management fees would have been $3.3 million and $6.4 million for the six months ended June 30, 1997 and the year ended December 31, 1996, respectively). During the years ended December 31, 1995 and 1994, CCCI was charged additional management fees (the "Additional Management Fees") of $2.7 million and $2.5 million, respectively. As of June 30, 1997 deferred management fees payable totaled $17.7 million. The Company intends to pay all previously deferred management fees as of the date the Credit Agreement is amended or refinanced with the New Bank Facility.

     The Company, Comcast Cellular, Comcast and CCCI are parties to a tax sharing agreement (the "Tax Sharing Agreement") whereby the Company joins with Comcast in filing a consolidated federal income tax return. Comcast allocates income tax expense or benefit to the Company as if the Company were filing a separate federal income tax return. Tax benefits from both losses and tax credits are made available to the Company as it is able to realize such benefits on a separate return basis. The Company is required to pay to Comcast for income taxes an amount equal to that amount of tax the Company would pay if it filed a separate tax return. Subsidiaries that were less than 80% owned have been excluded from the Tax Sharing Agreement, as they were not members of the Comcast consolidated group for tax purposes.

     In 1992, a subsidiary of AWACS, issued a note (the "AWACS Note") with an initial principal amount of $51.0 million to purchase from a subsidiary of Comcast, a 40% limited partnership interest in Garden State Cablevision. Interest is payable on a quarterly basis to the extent of available cash, with any unpaid interest added to principal. The AWACS Note bears interest at a rate of 11% per annum. Interest expense on the AWACS Note was $2.5 million, $4.0 million, $1.3 million, $2.0 million, $8.2 million, $7.5 million and $6.7 million during the six and three months ended June 30, 1997 and 1996 and the years ended December 31, 1996, 1995 and 1994, respectively. From the date of issuance through June 30, 1997, $35.5 million of principal and interest has been paid on the AWACS Note with the proceeds from distributions from Garden State Cablevision. The balance of the AWACS Note is due on September 30, 1997, and, accordingly, has been classified as current in the Company's consolidated balance sheet as of June 30, 1997 and December 31, 1996. See "Business -- Certain Anticipated Asset Transfers."

     In June 1995, the Company purchased all of the outstanding stock of USCC/Vineland from USCC for $21.2 million in cash. The entire cost of the acquisition was funded with the proceeds of a loan from Comcast. Interest expense related to the loan was not significant as the loan was repaid in September 1995 in connection with the Company's refinancing of certain indebtedness.

                           DESCRIPTION OF THE NOTES


     The New Notes will be issued, and the Old Notes were issued, under an Indenture (the "Indenture") dated as of May 8, 1997 between the Company and The Bank of New York, as trustee (the "Trustee"), which has been filed as an exhibit to the Registration Statement of which the Prospectus constitutes a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth under "-- Certain Definitions" below. Capitalized terms that are used but not otherwise defined herein have the meaning assigned to them in the Indenture. References in this "Description of the Notes" section to "the Company" mean only Comcast Cellular Holdings, Inc. and not any of its Subsidiaries.

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except for certain transfer restrictions, and registration rights and the related liquidated damages provisions applicable to the Old Notes and except that, if the Exchange Offer is not consummated by November 4, 1997, Holders that have complied with their obligations under the Registration Rights Agreement will be entitled, subject to certain exceptions, to liquidated damages in an amount equal to $0.05 per week per $1,000 principal amount of Old Notes held by such Holder. The amount of liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Old Notes for each subsequent 90-day period until the Exchange Offer is consummated, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Old Notes held by such Holder.

General

     The New Notes will be, and the Old Notes were, issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Company has initially appointed the Trustee to serve as registrar and paying agent under the Indenture at its offices at 101 Barclay Street, New York, New York 10286. No service charge will be made for any registration of transfer or exchange of the Old Notes and the New Notes, except for any tax or other governmental charge that may be imposed in connection therewith. The Old Notes and the New Notes are treated as a single class of securities under the Indenture and are collectively referred to herein as the Notes.

     Upon amendment of the Revolving Credit Loan or the repayment thereof with borrowings under the New Bank Facility (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing"), it is expected that the Company will be merged into Comcast Cellular, with Comcast Cellular being the surviving entity. Upon consummation of the merger, Comcast Cellular will assume all obligations of the Company under the Indenture and the Notes.

Ranking

     The Indebtedness evidenced by the New Notes will rank, and the Old Notes rank, pari passu in right of payment with all other unsubordinated and unsecured indebtedness of the Company and senior in right of payment to all subordinated and unsecured indebtedness of the Company. The New Notes will be, and the Old Notes are, unsecured.

     The Company is a holding company with limited assets and no business operations of its own. The Company operates its business through its Subsidiaries. Any right of the Company and its creditors, including Holders of the Notes, to participate in the assets of any of the Company's Subsidiaries upon any liquidation, dissolution or winding-up of any such Subsidiary will be subject to the prior claims of the creditors of such Subsidiary. The claims of creditors of the Company, including Holders of the Notes, will be effectively subordinated to all existing and future indebtedness and liabilities, including trade payables, of the Company's Subsidiaries. As of June 30, 1997, the outstanding liabilities of the Company's subsidiaries reflected on the Company's balance sheet that would have ranked effectively senior to the Notes was approximately $689.9 million.

The Company and its Subsidiaries may incur other debt in the future, including secured debt, which, in the case of the debt of such Subsidiaries or secured debt of the Company, would be effectively senior to the Notes. As of the date of this Prospectus, the Company has no Subordinated Indebtedness outstanding.

Maturity, Interest and Principal of the Notes

     The Notes are limited to $1,000,000,000 aggregate principal amount and will mature on May 1, 2007. Cash interest on the New Notes will accrue at a rate of 9 1/2% per annum and will be payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 1997, to the Holders of record of Notes at the close of business on April 15 and October 15, respectively, immediately preceding such interest payment date. Cash interest will accrue from May 8, 1997. Holders of Old Notes whose Old Notes are accepted for exchange in the Exchange Offer will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from May 8, 1997 to the date of issuance of the New Notes. Consequently, Holders of Old Notes who exchange their Old Notes for New Notes will receive the same interest payment on November 1, 1997 (the first interest payment date with respect to the Notes following consummation of the Exchange Offer) that they would have received had they not accepted the Exchange Offer. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2002, at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on May 1 of the years indicated below:


                                             Redemption
                        Year                   Price
              ----------------------------   -----------
              2002   .....................   104.750%
              2003   .....................   103.167%
              2004   .....................   101.583%
              2005 and thereafter   ......   100.000%

     In addition, prior to May 1, 2000, the Company may redeem up to 35% of the originally issued principal amount of the Notes at a redemption price equal to 108.5% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest thereon, if any, to the redemption date with the net cash proceeds of one or more Public Equity Offerings resulting in aggregate gross cash proceeds to the Company of at least $100.0 million; provided, however, that at least 65% of the originally issued principal amount of the Notes would remain outstanding immediately after giving effect to any such redemption (excluding any Notes owned by the Company or any of its Affiliates). Notice of any such redemption must be given within 60 days after the date of the last Public Equity Offering resulting in gross cash proceeds to the Company, when aggregated with all prior Public Equity Offerings, of at least $100.0 million.

Selection and Notice of Redemption

     In the event that less than all of the Notes are to be redeemed at any time pursuant to an optional redemption, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any
Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent for the Notes funds in satisfaction of the redemption price pursuant to the Indenture.

Offer to Purchase upon Change of Control Triggering Event

     Following the occurrence of a Change of Control Triggering Event (the date of such occurrence being the "Change of Control Date"), the Company shall notify the Holders of such occurrence in the manner prescribed by the Indenture and shall, within 20 Business Days after the Change of Control Date, make an Offer to Purchase all Notes then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date. The Company's obligations may be satisfied if a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase made by the Company and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase.

     If an Offer to Purchase is made, there can be no assurance that the Company will have available funds sufficient to pay for all of the Notes that might be tendered by Holders seeking to accept the Offer to Purchase. If the Company fails to repurchase all of the Notes tendered for purchase upon the occurrence of a Change of Control Triggering Event, such failure will constitute an Event of Default under the Indenture. See "-- Events of Default" below and "Risk Factors -- Change of Control."

     If the Company makes an Offer to Purchase, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Notes are listed, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

Certain Covenants

     Limitation on Restricted Payments. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly,

     (i) declare or pay any dividend or any other distribution on any Equity Interests of the Company or any Restricted Subsidiary or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company or any Restricted Subsidiary (other than (A) any dividend, distribution or payment made to the Company or any Restricted Subsidiary, (B) any dividend, distribution or other payment by any Restricted Subsidiary on or with respect to its Equity Interests that is paid pro rata to all holders of such Equity Interests or (C) any dividend, distribution or payment on or with respect to Equity Interests of the Company or any Restricted Subsidiary payable solely in Qualified Equity Interests of the Company or such Restricted Subsidiary, as the case may be, or in options, warrants or other rights to purchase Qualified Equity Interests of the Company or such Restricted Subsidiary, as the case may be);

     (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company;

     (iii) purchase, redeem, defease or retire for value, or make any principal payment on, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment or mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof, any Subordinated Indebtedness (other than any Subordinated Indebtedness held by any Restricted Subsidiary); or

     (iv) make any Restricted Investment

(such payments or any other actions (other than the exceptions thereto) described in (i), (ii), (iii) and (iv) collectively, "Restricted Payments"), unless

     (a) no Default or Event of Default shall have occurred and be continuing at the time or after giving effect to such Restricted Payment;

     (b) immediately after giving effect to such Restricted Payment, the Company would be able to Incur $1.00 of Indebtedness under the Debt to Annualized Operating Cash Flow Ratio of the first paragraph of "-- Limitation on Indebtedness" below; and

     (c) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date of the Old Notes does not exceed an amount equal to the sum of (1) the difference between (x) the Cumulative Operating Cash Flow determined at the time of such Restricted Payment and (y) 120% of cumulative Consolidated Interest Expense of the Company determined for the period commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is available, plus (2) the aggregate Net Proceeds received by the Company either (x) as capital contributions to the Company after the Issue Date of the Old Notes or (y) from the issue or sale (other than to a Restricted Subsidiary) of its Qualified Equity Interests after the Issue Date of the Old Notes (excluding the Net Proceeds from any issuance or sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from the Company or any Restricted Subsidiary until and to the extent such borrowing is repaid), plus (3) the principal amount (or accreted value (determined in accordance with GAAP), if less) of any Indebtedness of the Company or any Restricted Subsidiary which has been converted into or exchanged for Qualified Equity Interests of the Company, plus (4) in the case of the disposition or repayment of any Restricted Investment constituting a Restricted Payment made after the Issue Date of the Old Notes, an amount (to the extent not included in the computation of Cumulative Operating Cash Flow) equal to the lesser of: (x) the return of capital with respect to such Investment and (y) the amount of such Investment which was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment, plus (5) so long as the Designation thereof was treated as a Restricted Payment made after the Issue Date of the Old Notes, with respect to any Unrestricted Subsidiary that has been redesignated as a Restricted Subsidiary after the Issue Date of the Old Notes in accordance with "-- Designation of Unrestricted Subsidiaries" below, the Company's proportionate interest in an amount equal to the excess of (x) the total assets of such Subsidiary, valued on an aggregate basis at the lesser of book value and Fair Market Value, over (y) the total liabilities of such Subsidiary, determined in accordance with GAAP (and provided that such amount shall not in any case exceed the Designation Amount with respect to such Restricted Subsidiary upon its Designation), plus (6) (to the extent not included in the computation of Cumulative Operating Cash Flow) the amount of cash dividends or cash distributions (other than to pay taxes) received from any Unrestricted Subsidiary since the Issue Date of the Old Notes, plus (7) $25.0 million minus
(8) the greater of (x) $0 and (y) the Designation Amount (measured as of the date of Designation) with respect to any Subsidiary of the Company which has been designated as an Unrestricted Subsidiary after the Issue Date of the Old Notes in accordance with "-- Designation of Unrestricted Subsidiaries" below. For purposes of the preceding clauses (c)(2) and (c)(3), the value of the aggregate Net Proceeds received by the Company from the issuance of Qualified Equity Interests upon the conversion or exchange of outstanding Indebtedness or upon the exercise of options, warrants or rights will be the Net Proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by the Company upon such conversion, exchange or exercise.

     The foregoing provisions will not prevent (i) the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date of declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of formal notice such payment or redemption would comply with the foregoing provisions; (ii) the purchase, redemption, retirement or other acquisition of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent issue or sale (other than to a Restricted Subsidiary) of, Qualified Equity Interests of the Company; provided, however, that any such net cash proceeds and the value of any Equity Interests issued in exchange for such retired Equity Interests are excluded from clause
(c)(2) of the preceding paragraph (and were not included therein at any time);
(iii) the purchase, redemption, retirement, defeasance or other acquisition of Subordinated Indebtedness made in exchange for, or out of the net cash proceeds of a substantially concurrent issue or sale (other than to a Restricted Subsidiary) of, (x) Qualified Equity Interests of the Company; provided, however, that any such net cash proceeds and the value of any Equity Interests issued in exchange for Subordinated Indebtedness are excluded from clauses
(c)(2) and (c)(3) of the preceding paragraph (and were not included therein at any time) or (y) other Subordinated Indebtedness having no stated maturity for the payment of principal thereof prior to the final stated maturity of the Notes; (iv) Restricted Investments not to exceed $10.0 million in the aggregate since the Issue Date of the Old Notes; (v) the purchase, redemption or other acquisition, cancellation or retirement for value of Equity Interests, or options, warrants, equity appreciation rights or other rights to purchase or acquire Equity Interests, of the Company or any Restricted Subsidiary, or similar securities, held by officers or employees or former officers or employees of the Company or any Restricted Subsidiary

(or their estates or beneficiaries under their estates), upon death, disability, retirement or termination of employment, not to exceed $2.0 million in any calendar year and $10.0 million in the aggregate since the Issue Date of the Old Notes; and (vi) the redemption, retirement, purchase or other acquisition of shares of Participating Preferred Stock required or permitted by, or for consideration with a value not greater than the redemption price of the Participating Preferred Stock as provided in, Article II of the Certificate of Designation therefor, without giving effect to any amendments thereto or waivers thereof; provided, however, that in the case of each of clauses (ii),
(iii), (iv), (v) and (vi) no Default or Event of Default shall have occurred and be continuing or would arise therefrom.

     In determining the amount of Restricted Payments permissible under this covenant, amounts expended pursuant to clauses (i), (iv), (v) and (vi) of the preceding paragraph shall be included as Restricted Payments and amounts expended pursuant to clauses (ii) and (iii) shall be excluded. The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

     The Company's obligations to comply with this covenant will terminate if and when the Notes are rated Investment Grade by both Moody's and S&P and the Company delivers an Officers' Certificate to the Trustee certifying as to the same.

     Limitation on Indebtedness. (a) The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any Disqualified Equity Interests except for Permitted Indebtedness; provided, however, that the Company or any Restricted Subsidiary (other than Comcast Cellular so long as it is a Subsidiary of the Company) may Incur Indebtedness and the Company or any Restricted Subsidiary (other than Comcast Cellular so long as it is a Subsidiary of the Company) may issue Disqualified Equity Interests if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness or issuance of Disqualified Equity Interests and the application of the proceeds therefrom, the Debt to Annualized Operating Cash Flow Ratio would be less than or equal to 8.50 to 1.0.

     (b) The foregoing limitations of clause (a) of this covenant will not apply to the Incurrence by the Company or any Restricted Subsidiary (other than Comcast Cellular so long as it is a Subsidiary of the Company) of any of the following (collectively, "Permitted Indebtedness"), each of which shall be given independent effect:

         (i) Indebtedness under the Notes;

         (ii) Existing Indebtedness;

         (iii) Indebtedness under the Bank Credit Agreement in an aggregate principal amount at any one time outstanding not to exceed the sum of (A) $500.0 million, plus (B) any amounts outstanding under the Bank Credit Agreement that utilize subparagraph (xi) of this paragraph of this covenant (less the amount of net proceeds which have been received in connection with a Permitted Receivables Financing; provided that such reduction shall apply only for so long as a Permitted Receivables Financing is in effect);

         (iv) (x) Indebtedness of any Restricted Subsidiary owed to and held by the Company or any Restricted Subsidiary and (y) Indebtedness of the Company owed to and held by any Restricted Subsidiary; provided, however, that an Incurrence of Indebtedness that is not permitted by this clause
     (iv) shall be deemed to have occurred upon (I) any sale or other disposition of any Indebtedness of the Company or any Restricted Subsidiary referred to in this clause (iv) to any Person other than the Company or any Restricted Subsidiary; (II) any sale or other disposition of Equity Interests of any Restricted Subsidiary which holds Indebtedness of the Company or another Restricted Subsidiary such that such Restricted Subsidiary ceases to be a Restricted Subsidiary; or (III) the designation of a Restricted Subsidiary which holds Indebtedness of the Company or any other Restricted Subsidiary as an Unrestricted Subsidiary;

         (v) Interest Rate Protection Obligations relating to (A) Indebtedness of the Company or any Restricted Subsidiary (which Indebtedness is otherwise permitted to be Incurred under this covenant) or (B) Indebtedness for which a lender has provided a commitment in an amount reasonably anticipated to be Incurred by the Company or any Restricted Subsidiary in the 12 months after such Interest Rate Protection Obligation has been Incurred; provided, however, that the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of the Indebtedness (including Indebtedness subject to commitments) to which such Interest Rate Protection Obligations relate;

         (vi) Purchase Money Indebtedness and Capital Lease Obligations which do not exceed $15.0 million in the aggregate at any one time outstanding;

         (vii) Indebtedness or Disqualified Equity Interests to the extent representing a replacement, renewal, refinancing or extension (collectively, a "refinancing") of outstanding Indebtedness or Disqualified Equity Interests Incurred in compliance with the Debt to Annualized Operating Cash Flow Ratio of the first paragraph of this covenant or clause
     (i), (ii), (ix) or (x) of this paragraph of this covenant; provided, however, that (1) any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness or Disqualified Equity Interests being refinanced, plus the amount of accrued interest or dividends thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith; (2) Indebtedness representing a refinancing of Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced; and (3) Indebtedness that is pari passu with the Notes may be refinanced only with Indebtedness that is made pari passu with or subordinate in right of payment to the Notes, Subordinated Indebtedness may be refinanced only with Subordinated Indebtedness or Disqualified Equity Interests, and Disqualified Equity Interests may be refinanced only with Disqualified Equity Interests;

         (viii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, in connection with the disposition of assets permitted under the Indenture, in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

         (ix) Indebtedness of a Securitization Subsidiary pursuant to a Permitted Receivables Financing; provided that after giving effect to the Incurrence thereof, the Company could Incur at least $1.00 of Indebtedness under clause (iii) of this second paragraph of this covenant;

         (x) the Series A Preferred Stock; and

         (xi) in addition to the items referred to in clauses (i) through (x) above, Indebtedness (including any Indebtedness under the Bank Credit Agreement that utilizes this subparagraph (xi)) having an aggregate principal amount not to exceed $50.0 million at any time outstanding.

     (c) For purposes of determining any particular amount of Indebtedness under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness provided for in paragraph (a) or described in the definition of Permitted Indebtedness, the Company shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in paragraph (a) or in one of the clauses in the definition of Permitted Indebtedness and (ii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with GAAP.

     The Company's obligations to comply with this covenant will terminate if and when the Notes are rated Investment Grade by both Moody's and S&P and the Company delivers an Officers' Certificate to the Trustee certifying as to the same.

     Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to the Company or any other Restricted Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (b) make loans or advances to, or guarantee any Indebtedness or other obligations of, the Company or any other Restricted Subsidiary or (c) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) the Bank Credit Agreement; provided, however, that in no event shall Comcast Cellular (so long as it is a Subsidiary of the Company) be subject to any encumbrance or restriction with respect to actions taken by it; (ii) any agreement of the Company or any Restricted Subsidiary outstanding on the Issue Date of the Old Notes, as in effect on the Issue Date of the Old Notes, and any amendments, restatements, renewals, replacements or refinancings thereof (each, a "refinancing"); provided, however, that (x) no such refinancing is more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in such agreement on the Issue Date of the Old Notes; and
(y) in no event shall any such refinancing cause Comcast Cellular (so long as it is a Subsidiary of the Company) to be subject to any such encumbrance or restriction with respect to actions taken by it; (iii) applicable law; (iv) any agreement of an Acquired Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such agreement was created by such Acquired Person in connection with, as a result of or in contemplation of such acquisition) and any refinancing thereof; provided, however, that no such refinancing is more restrictive in the aggregate with respect to such encumbrances or restrictions than those contained in such agreement at the time of such acquisition; and provided, further, that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary, or the properties or assets of the Company or any Restricted Subsidiary, other than the Acquired Person; (v) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices; (vi) Purchase Money Indebtedness for property acquired in the ordinary course of business that imposes encumbrances and restrictions only on the property so acquired; (vii) any agreement for the sale or disposition of the Equity Interests or assets of any Restricted Subsidiary; provided, however, that such encumbrances and restrictions described in this clause (vii) are only applicable to such Restricted Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with "-- Disposition of Proceeds of Asset Sales" below to the extent applicable thereto; (viii) refinancing Indebtedness permitted under clause (vii) of the second paragraph of "-- Limitation on Indebtedness" above; provided, however, that the encumbrances and restrictions contained in the agreements governing such Indebtedness are no more restrictive in the aggregate than those contained in the agreements governing the Indebtedness being refinanced immediately prior to such refinancing; (ix) with respect to a Securitization Subsidiary, an agreement relating to Indebtedness of a Securitization Subsidiary which is permitted under "-- Limitation on Indebtedness" above or pursuant to an agreement relating to a Permitted Receivables Financing by a Securitization Subsidiary; or (x) the Indenture.

     The Company's obligations to comply with this covenant will terminate if and when the Notes are rated Investment Grade by both Moody's and S&P and the Company delivers an Officers' Certificate to the Trustee certifying as to the same.

     Designation of Unrestricted Subsidiaries. (a) AWACS Investment Holdings, Inc. was initially designated by the Company as an Unrestricted Subsidiary as of the Issue Date of the Old Notes. The Company may designate after the Issue Date of the Old Notes any other Subsidiary of the Company as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

         (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

         (ii) at the time of and after giving effect to such Designation, the Company could Incur $1.00 of additional Indebtedness under the Debt to Annualized Operating Cash Flow Ratio of the first paragraph of "-- Limitation on Indebtedness" above; and

         (iii) (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) the Company would be permitted to make a Restricted Investment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of "-- Limitation on Restricted Payments" above in an amount (the "Designation Amount") equal to the Fair Market Value of the Company's proportionate interest in the net worth of such Subsidiary on such date calculated in accordance with GAAP.

     Notwithstanding the foregoing, Comcast Directory Services, Inc. ("CDSI") may be designated an Unrestricted Subsidiary at any time on or after the Issue Date of the Old Notes (and such designation shall not be deemed a Restricted Payment for purposes of "-- Limitation on Restricted Payments"), provided Investments by the Company and the Restricted Subsidiaries in CDSI since the Issue Date of the Old Notes and outstanding on the date of designation shall not exceed $200,000 in the aggregate (without giving effect to any writedown or writeoff of such Investment).

     Neither the Company nor any Restricted Subsidiary shall at any time (x) provide credit support for, subject any of its property or assets (other than the Equity Interests of any Unrestricted Subsidiary) to the satisfaction of, or guarantee, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary, except, in the case of clause (x) or (y), to the extent otherwise permitted under the terms of the Indenture, including, without limitation, pursuant to "-- Limitation on Restricted Payments" above or "-- Limitation on Indebtedness" above and "-- Disposition of Proceeds of Asset Sales" below, and except for any non-recourse guarantee given solely to support the pledge by the Company or any Restricted Subsidiary of the Equity Interests of any Unrestricted Subsidiary. All Subsidiaries of Unrestricted Subsidiaries shall be Unrestricted Subsidiaries.

     (b) The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") if:

         (i) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

         (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred for all purposes of the Indenture; and

         (iii) any transaction (or series of related transactions) between such Subsidiary and any of its Affiliates that occurred while such Subsidiary was an Unrestricted Subsidiary would be permitted by "-- Transactions with Affiliates" below as if such transaction (or series of related transactions) had occurred at the time of such Revocation.

     All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the Company, delivered to the Trustee certifying compliance with the foregoing provisions.

     Limitation on Liens. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Liens of any kind against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Indebtedness with a Lien on the same properties and assets securing Indebtedness for so long as such Indebtedness is secured by such Lien, except for Permitted Liens.

     Disposition of Proceeds of Asset Sales. (a) The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of and
(ii) at least 80% of such consideration consists of (A) cash or Cash Equivalents, (B) properties and assets to be owned by and used in the business of the Company or any Restricted Subsidiary or (C) Equity Interests in one or more Persons which (x) are or thereby become Restricted Subsidiaries, or (y) are engaged in the Wireless Telecommunications Business to the extent that immediately after such Asset Sale (and the receipt of the proceeds therefrom), the percentage of the aggregate Net Pops of the cellular wireless communications systems in which the Company or any of its Restricted Subsidiaries has ownership interests represented by cellular wireless telecommunications systems owned directly by the Company or a Person or Persons a majority of whose voting power and Equity Interests is owned by the Company and/or the Restricted Subsidiaries is no less than 80%. The amount of any (i) Indebtedness (other than any Subordinated Indebtedness) of the Company or any Restricted Subsidiary that is actually assumed by the transferee in such Asset Sale and from which the Company and the Restricted Subsidiaries are fully released shall be deemed to be cash solely for purposes of determining the percentage of cash consideration received by the Company or the Restricted Subsidiaries and (ii) notes or other similar obligations received by the Company or the Restricted Subsidiaries from such transferee that are immediately converted, sold or exchanged (or are converted, sold or exchanged within thirty days of the related Asset Sale) by the Company or the Restricted Subsidiaries into cash shall be deemed to be cash, in an amount equal to the net cash proceeds realized upon such conversion, sale or exchange for purposes of determining the percentage of cash consideration received by the Company or the Restricted Subsidiaries.

     The Net Cash Proceeds (or any portion thereof) from any Asset Sale may be applied by the Company or a Restricted Subsidiary, to the extent the Company or such Restricted Subsidiary elects, (i) to repay, prepay or


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purchase Indebtedness under the Bank Credit Agreement or Indebtedness of the
Company that is not subordinate to the Notes or other Indebtedness of any Restricted Subsidiary (in each case, excluding Indebtedness owed to the Company or an Affiliate of the Company) or (ii) to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Cash Proceeds received by the Company or another Restricted Subsidiary).

     To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied within 365 days of such Asset Sale as described in the immediately preceding paragraph (such Net Cash Proceeds, the "Unutilized Net Cash Proceeds"), the Company shall, within 20 days after such 365th day, make an Offer to Purchase all outstanding Notes up to a maximum principal amount (expressed as a multiple of $1,000) of Notes equal to the Note Portion of Unutilized Net Cash Proceeds, at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date; provided, however, that the Offer to Purchase may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $25.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $25.0 million, shall be applied as required pursuant to this paragraph.

     In the event that any other Indebtedness of the Company which ranks pari passu with the Notes (the "Other Debt") requires an offer to purchase to be made to repurchase such Other Debt upon the consummation of an Asset Sale, the Company may apply the Unutilized Net Cash Proceeds otherwise required to be applied to an Offer to Purchase to offer to purchase such Other Debt and to an Offer to Purchase so long as the amount of such Unutilized Net Cash Proceeds applied to purchase the Notes is not less than the Note Portion of Unutilized Net Cash Proceeds. With respect to any Unutilized Net Cash Proceeds, the Company shall make the Offer to Purchase in respect thereof at the same time as the analogous offer to purchase is made pursuant to any Other Debt and the Purchase Date in respect thereof shall be the same as the purchase date in respect thereof pursuant to any Other Debt.

     For purposes of this covenant, "Note Portion of Unutilized Net Cash Proceeds" means (1) if no Other Debt is being offered to be repurchased, the amount of the Unutilized Net Cash Proceeds and (2) if Other Debt is being offered to be repurchased, the amount of the Unutilized Net Cash Proceeds equal to the product of (x) the Unutilized Net Cash Proceeds and (y) a fraction the numerator of which is the principal amount of all Notes tendered pursuant to the Offer to Purchase related to such Unutilized Net Cash Proceeds (the "Note Amount") and the denominator of which is the sum of the Note Amount and the lesser of the aggregate principal face amount or accreted value as of the relevant purchase date of all Other Debt tendered pursuant to a concurrent offer to purchase such Other Debt made at the time of such Offer to Purchase.

     With respect to any Offer to Purchase effected pursuant to this covenant, among the Notes to the extent the aggregate principal amount of Notes tendered pursuant to such Offer to Purchase exceeds the Note Portion of Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Notes shall be purchased pro rata based on the aggregate principal amount of such Notes tendered by each Holder.

     To the extent the Note Portion of Unutilized Net Cash Proceeds exceeds the aggregate principal amount of Notes tendered by the Holders pursuant to such Offer to Purchase, the Company may retain and utilize any portion of the Note Portion of Unutilized Net Cash Proceeds not applied to repurchase the Notes for any purpose consistent with the other terms of the Indenture, and such amounts shall thereafter not constitute Unutilized Net Cash Proceeds.

     In the event that the Company makes an Offer to Purchase the Notes, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

     (b) Each Holder shall be entitled to tender all or any portion of the Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount and subject to any proration among tendering Holders as described above.

     The Company's obligations to comply with this covenant will terminate if and when the Notes are rated Investment Grade by both Moody's and S&P and the Company delivers an Officers' Certificate to the Trustee certifying as to the same.


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

     Transactions with Affiliates. The Company shall not, and shall not cause or permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction (or series of related transactions) with any of their respective Affiliates or any officer or director of the Company or any Restricted Subsidiary (each an "Affiliate Transaction"), unless such Affiliate Transaction is on terms which are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unaffiliated third party. For any such transaction that involves an amount in excess of $10.0 million, the Company shall deliver to the Trustee an Officers' Certificate stating that the transaction satisfies the above criteria and a majority of the Disinterested Directors, or, if there are no Disinterested Directors, a majority of the members of the Board of Directors of such Person, shall determine that the transaction satisfies the above criteria and shall evidence such a determination by a Board Resolution filed with the Trustee.

     Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions with or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries; (ii) customary directors' fees, indemnification and similar arrangements, employee salaries, bonuses or employment agreements, compensation or employee benefit arrangements and incentive arrangements with any officer, director or employee of the Company entered into in the ordinary course of business (including customary benefits thereunder) and payments under any indemnification arrangements permitted by applicable law; (iii) transactions pursuant to the Management Agreement and the Tax Sharing Agreement, each as in effect on the Issue Date, and any transactions undertaken pursuant to any other contractual obligations in existence on the Issue Date (as in effect on the Issue Date), or as any such agreement (including the Management Agreement and the Tax Sharing Agreement) may be amended, modified or supplemented after the Issue Date in a manner not materially adverse to the Holders (it being understood that the increase of the fee payable to Comcast Corporation pursuant to the Management Agreement or any amendment thereof to 1.5% of revenues of the Company shall be permitted by this covenant); (iv) the entering into of a tax-sharing agreement or payments pursuant thereto, between the Company and any other Person with which the Company is required or permitted to file a consolidated tax return or with which the Company is or could be part of a consolidated group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to the Company and the Restricted Subsidiaries (as a consolidated group); (v) the issue and sale by the Company to its Affiliates of Qualified Equity Interests; (vi) any Restricted Payments made in compliance with "-- Limitation on "Restricted Payments" above; (vii) loans and advances to officers, directors and employees of the Company and the Restricted Subsidiaries for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business and consistent with past business practices; (viii) roaming and switching agreements customary in the industry; (ix) any transaction in the ordinary course of business or approved by a majority of the Disinterested Directors (or, if there are no Disinterested Directors, a majority of the members of the Board of Directors of such Person) of the Company between the Company or any Restricted Subsidiary and any Affiliate of the Company controlled by the Company (other than a Wholly Owned Restricted Subsidiary) that is a joint venture or similar entity primarily engaged in the Wireless Telecommunications Business (provided that no Person or entity that has an economic interest in Comcast Corporation or any of its Affiliates has an interest in such joint venture other than through the Company or any Restricted Subsidiary); (x) the pledge of Equity Interests of Unrestricted Subsidiaries to support the Indebtedness thereof; (xi) transactions in connection with a Permitted Receivables Financing; (xii) any transaction in the ordinary course of business and on ordinary business terms between the Company or any Restricted Subsidiary and any Affiliate thereof engaged in the Wireless Telecommunications Business; (xiii) the transfer to the Company or any of its Subsidiaries by Comcast Corporation of the 10-MHz PCS licenses covering the Philadelphia, PA MTA and the Allentown, PA BTA for $17.5 million; and (xiv) the payment of accrued management fees to Comcast in an amount not to exceed $17.0 million.

     The Company's obligations to comply with this covenant will terminate if and when the Notes are rated Investment Grade by both Moody's and S&P and the Company delivers an Officers' Certificate to the Trustee certifying as to the same.

     Transactions not Subject to Covenants. Notwithstanding anything to the contrary in the Indenture, the following shall not be prohibited (regardless of the form or substance of the transaction or series of transactions effecting the same):

         (i) the redemption, repurchase or cancellation of all (but not less than all) of the Participating Preferred Stock in exchange for, or out of the proceeds of the substantially concurrent sale of, Guest Informant (which stock redemption and asset transfer occurred in June 1997):

         (ii) the issuance of up to 4.11% of the Qualified Equity Interests of Amcell of Atlantic City, Inc., a New Jersey corporation, to the holders of the 4.11% minority interest in the Atlantic City MSA License in exchange for all (but not less than all) of such interest; and

         (iii) the transfer, by sale, dividend or other distribution or otherwise, directly or indirectly, in one transaction or series of transactions, of all of the Equity Interests or all or substantially all of the assets of AWACS Investment Holdings, Inc. and its Subsidiaries or Comcast Directory Services, Inc. and its Subsidiaries.

       No transaction described in this covenant, and no change in the results of operations or financial condition of the Company or any Restricted Subsidiary resulting solely therefrom, shall be taken into account in any calculation under "-- Limitation on Restricted Payments" above or in the calculation under the first paragraph under "-- Limitation on Indebtedness" above of the Debt to Annualized Operating Cash Flow Ratio.

     Merger, Sale of Assets, etc. The Company shall not consolidate with or merge with or into (whether or not the Company is the Surviving Person) any other entity, and the Company shall not, and shall not cause or permit any Restricted Subsidiary to, sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company's and the Restricted Subsidiaries' properties and assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) to any entity in a single transaction or series of related transactions, unless: (i) either (x) the Company shall be the Surviving Person or (y) the Surviving Person (if other than the Company) shall be a corporation organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia, and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on the Notes and the performance and observance of every covenant of the Indenture and the Registration Rights Agreement to be performed or observed on the part of the Company; (ii) immediately thereafter, no Default or Event of Default shall have occurred and be continuing; and (iii) immediately after giving effect to any such transaction involving the Incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred at the time of such transaction), the Surviving Person could Incur, on a pro forma basis after giving effect to such transaction as if it had occurred at the beginning of the quarter immediately preceding the latest fiscal quarter for which consolidated financial statements of the Company are available, at least $1.00 of additional Indebtedness under the Debt to Annualized Operating Cash Flow Ratio of the first paragraph of "-- Limitation on Indebtedness" above; provided, however, that neither clause (ii) nor clause (iii) shall prohibit a merger of the Company with and into Comcast Cellular or a merger of a Restricted Subsidiary with and into the Company.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the Surviving Person and the Surviving Person is to assume all the Obligations of the Company under the Notes, the Indenture and the Registration Rights Agreement pursuant to a supplemental indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company and the Company shall be discharged from its Obligations under the Notes, the Indenture and the Registration Rights Agreement.

     Provision of Financial Information. Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so required, such documents to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so required. The Company shall also in any event (a) within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit (or cause to be transmitted) by mail to all Holders, as their names and addresses appear in the Note register, without cost to such Holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the SEC pursuant to the preceding sentence, or, if such filing is not so permitted, information and data of a similar nature, and (b) if, notwithstanding the preceding sentence,


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

filing such documents by the Company with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request supply copies of such documents to any Holder. In addition, for so long as any Old Notes remain outstanding, the Company will furnish to the Holders thereof and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial holder of Old Notes, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such Holder.

Events of Default

     The occurrence of any of the following will be defined as an "Events of Default" under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days or more; (c) default in the payment of principal of or interest on Notes required to be purchased pursuant to any Offer to Purchase required by the Indenture when due and payable or failure to pay on the Purchase Date the Purchase Price for any Note validly tendered pursuant to any Offer to Purchase; (d) failure to perform any other covenant, warranty or agreement of the Company under the Indenture or in the Notes continued for 30 days or more after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Notes; (e) default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any of its Significant Restricted Subsidiaries having an outstanding principal amount of $25.0 million or more individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure by the Company or any of its Significant Restricted Subsidiaries to pay principal when due at the stated final maturity (but not any interim maturity) of any such Indebtedness; provided, however, that it shall not be an Event of Default if such Indebtedness shall have been repaid in full or such acceleration shall have been rescinded within 60 days; (f) the rendering of a final judgment or judgments (not subject to appeal) against the Company or any of its Significant Restricted Subsidiaries in an amount of $25.0 million or more (net of any amounts covered by reputable and creditworthy insurance companies) which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; (g) certain events of bankruptcy, insolvency or reorganization affecting the Company or any of its Significant Restricted Subsidiaries; or (h) at any time that Comcast is an Affiliate of the Company, Comcast or any Subsidiary of Comcast, other than the Company or any of its Subsidiaries, is engaged in the cellular telecommunications business or broadband personal communication services business in any market in which the Company or any of its Subsidiaries is engaged in the cellular telecommunications business or broadband personal communication services business (other than any market where Comcast or any such Subsidiary was engaged in such business prior to the Company and its Subsidiaries). Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     If an Event of Default with respect to the Notes (other than an Event of Default with respect to the Company described in clause (g) of the preceding paragraph) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by notice in writing to the Company may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding Notes to be due and payable immediately and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the Indenture or the Notes to the contrary, will become immediately due and payable. If an Event or Default specified in clause (g) of the preceding paragraph with respect to the Company occurs under the Indenture, the Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

     Any such declaration with respect to the Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding Notes upon the conditions provided in the Indenture. For information as to waiver of defaults, see "-- Modification and Waiver" below.

     The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes, give the Holders notice of all uncured Defaults or Events of Default thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes, the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

     No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the Holders of at least 25% of the aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the due date expressed in such Note.

     The Company will be required to furnish to the Trustee quarterly a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance.

No Personal Liability of Directors, Officers, Employees, Incorporator and Stockholders

     No director, officer, employee, incorporator or stockholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company or any of its Affiliates under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Satisfaction and Discharge of Indenture; Defeasance

     The Company may terminate its substantive obligations in respect of the Notes by delivering all outstanding Notes to the Trustee for cancellation and paying all sums payable by it on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, the Company may terminate the applicability of the covenants under "--Certain Covenants" or any Event of Default under clause (d) of "--Events of Default" by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on such Notes at maturity or upon earlier redemption; (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, the Trustee or the trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Act"); and (iv) complying with certain other requirements set forth in the Indenture. In addition, the Company may, provided that no Default or Event of Default has occurred and is continuing or would arise therefrom (or, with respect to a Default or Event of Default specified in clause (g) of "-- Events of Default" above, occurs at any time on or prior to the 91st calendar day after the date of the deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day)) under the Indenture, terminate all of its substantive obligations in respect of the Notes (including its obligations to pay the principal of (and premium, if any, on) and interest on such Notes) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining Indebtedness on such Notes at maturity or upon earlier redemption; (ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel addressed to the Trustee based upon such a ruling or based on a change in the applicable federal tax law since the date of the Indenture, to such effect; (iii) delivering to the Trustee an Opinion of Counsel to the effect that the Company's exercise of its option under this paragraph will not result in any of the Company, such Trustee or the relevant trust created by the Company's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Act; and (iv) complying with certain other requirements set forth in the Indenture.

Governing Law

     The Indenture and the Notes will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes (including consents obtained in connection with a tender offer or exchange offer for such Notes); provided, however, that no such modification or amendment to the Indenture may, without the consent of the Holder of each Note affected thereby, (a) change the Stated Maturity of the principal of or any installment of interest on any such Note or alter the optional redemption or repurchase provisions of any such Note or the Indenture in a manner adverse to the Holders of such Notes; (b) reduce the principal amount of (or the premium) of any such Note; (c) reduce the rate of or extend the time for payment of interest on any such Note; (d) change the place or currency of payment of principal of (or premium) or interest on any such Note;
(e) modify any provisions of the Indenture relating to the waiver of past defaults (other than to add sections of the Indenture or the Notes subject thereto) or the right of the Holders of Notes to institute suit for the enforcement of any payment on or with respect to any such Note in respect thereof or the modification and amendment provisions of the Indenture and such Notes (other than to add sections of the Indenture or such Notes which may not be amended, supplemented or waived without the consent of each Holder therein affected); (f) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default in respect thereof; (g) waive a default in the payment of principal of, interest on, or redemption payment with respect to, such Note (except a rescission of acceleration of the relevant Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration); (h) modify the ranking or priority of any Note; or (i) modify the provisions of any covenant (or the related definitions) in the Indenture requiring the Company to make an Offer to Purchase in a manner materially adverse to the Holders of Notes affected thereby.

     The Holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all Holders, may waive compliance by the Company with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Notes, on behalf of all Holders, may waive any past default under the Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for such Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Notes tendered pursuant to an Offer to Purchase pursuant thereto, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the Holder of each Note that is affected.

The Trustee

     Except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default under the Indenture, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of


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

any such claim as the Notes or otherwise. The Trustee is permitted to engage in other transactions with the Company or an Affiliate of the Company; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

Certain Definitions

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Acquisition from such Person or (b) existing at the time such Person becomes a Restricted Subsidiary or is merged or consolidated with or into the Company or any Restricted Subsidiary.

     "Acquired Person" means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

     "Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Company or any Restricted Subsidiary, in either case pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated, merged with or into the Company or any Restricted Subsidiary or (ii) any acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute substantially all of an operating unit or line of business of such Person or which is otherwise outside of the ordinary course of business.

     "Additional Assets" means (i) any property (other than cash, cash equivalents or securities) to be owned by the Company or a Restricted Subsidiary and used in the Wireless Telecommunications Business, (ii) the costs of improving or developing any Property owned by the Company or a Restricted Subsidiary which is used in the Wireless Telecommunications Business and (iii) Investments in any other Person engaged primarily in the Wireless Telecommunications Business (including the acquisition from third parties of Equity Interests of such Person) to the extent that the percentage of the aggregate Net Pops of the cellular wireless communications systems in which the Company or any of its Restricted Subsidiaries has ownership interests represented by cellular wireless telecommunications systems owned directly by the Company or a Person or Persons a majority of whose voting power and Equity Interests is owned by the Company and/or the Restricted Subsidiaries is no less than 80%.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

     "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition and is not for security purposes) or other disposition (including, without limitation, any merger, consolidation or sale-leaseback transaction) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Equity Interest of any Restricted Subsidiary; (ii) any material license, franchise or other authorization of the Company or any Restricted Subsidiary; (iii) any assets of the Company or any Restricted Subsidiary which constitute substantially all of an operating unit or line of business of the Company or any Restricted Subsidiary; or (iv) any other property or asset of the Company or any Restricted Subsidiary outside of the ordinary course of business (including the receipt of proceeds paid on account of the loss of or damage to any property or asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceedings). For the purposes of this definition, the term "Asset Sale" shall not include (a) any transaction consummated in compliance with "-- Certain Covenants -- Merger, Sale of Assets, etc." above and the creation of any Lien not prohibited by "-- Certain Covenants -- Limitation on Liens" above; provided, however, that any transaction consummated in compliance with "-- Certain Covenants -- Merger, Sale of Assets, etc.", above involving a sale, conveyance, assignment, transfer, lease or other disposal of less than all of the properties or assets of the Company and the Restricted Subsidiaries shall be deemed to be an Asset Sale with respect to the properties or assets of the Company and Restricted Subsidiaries that are not so sold, conveyed, assigned, transferred, leased or otherwise disposed of in such transaction; (b) sales of


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

property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary, as the case may be; (c) any transaction consummated in compliance with "-- Certain Covenants -- Limitation on Restricted Payments" above; (d) sales of accounts receivable for cash at fair market value; and (e) any Permitted Receivables Financing. In addition, solely for purposes of "-- Certain Covenants -- Disposition of Proceeds of Asset Sales" above, any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions, involving assets with a Fair Market Value not in excess of $5.0 million in any fiscal year shall be deemed not to be an Asset Sale.

     "Atlantic City MSA License" means the license to operate the non-wireline cellular telephone system for the Atlantic City, NJ MSA.

     "AWACS Investment Holdings, Inc." means AWACS Investment Holding, Inc., a Delaware corporation, and its successors.

     "Bank Credit Agreement" means the Credit Agreement, dated as of September 14, 1995, among CCCI, the lenders named therein, The Bank of New York, Barclays Bank PLC, The Chase Manhattan Bank, N.A., PNC Bank, National Association and The Toronto-Dominion Bank, as Arranging Agent, and Toronto Dominion (Texas), Inc., as Administrative Agent, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreement providing therefor, whether by or with the same or any other lender, creditor, group of lenders or group of creditors, and including related notes, guarantees and other instruments and agreements executed in connection therewith.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on the balance sheet in accordance with GAAP.

     "Cash Equivalents" means: (a) U.S. dollars; (b) securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition; (c) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500 million; (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and
(c) entered into with any financial institution meeting the qualifications specified in clause (c) above; (e) commercial paper rated P-1, A-1 or the equivalent thereof by Moody's or S&P, respectively, and in each case maturing within six months after the date of acquisition; and (f) investments in money market funds substantially all of the assets of which comprise securities described in the foregoing clauses (b)-(e).

     "CCCI" means Comcast Cellular Communications, Inc., a Delaware corporation, and its successors.

     "Change of Control" shall mean the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company): (a) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), excluding Permitted Holders, is or becomes the "beneficial owner," directly or indirectly, of 50% or more of the total voting power of the Voting Equity Interests of the Company or Comcast Corporation; (b) the Company consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or the Company or any Restricted Subsidiary sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company and the Restricted Subsidiaries (determined on a consolidated basis) to any Person (other than a Wholly Owned Restricted Subsidiary), or any Person (other than a Wholly Owned Restricted Subsidiary) consolidates with, or merges with or into, the Company, other than in any such event pursuant to a transaction in which immediately after such transaction the Permitted Holders or the Person or Persons that "beneficially owned" immediately prior to such transaction, directly or indirectly, the Voting Equity Interests of the Company "beneficially own," directly or indirectly, a majority of the total voting power of the Voting Equity Interests of the surviving or transferee Person; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of


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

the Company or Comcast Corporation (together with any new directors whose election by the Board of Directors of the Company or Comcast Corporation or whose nomination for election by the stockholders of the Company or Comcast Corporation was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Permitted Holders) to constitute a majority of the Board of Directors of the Company or Comcast Corporation then in office; or (d) there shall occur the liquidation or dissolution of the Company. For purposes of this definition "beneficially own," "beneficial owner" and "beneficial ownership" shall have the meaning as defined pursuant to Rules 13d-3 and 13d-5 under the Exchange Act (except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise). For purposes of this definition, references to Comcast Corporation shall be deemed to apply only so long as Comcast Corporation controls the Company.

     "Change of Control Date" has the meaning set forth under "-- Offer to Purchase upon Change of Control Triggering Event" above.

     "Change of Control Triggering Event" shall mean the occurrence of both a Change of Control and a Rating Decline.

     "Comcast Cellular" means Comcast Cellular Corporation, a Delaware corporation and a Wholly Owned Subsidiary of the Company, and its successors (other than the Company).

     "Comcast Corporation" means Comcast Corporation, a Pennsylvania corporation, and its successors.

     "Consolidated Income Tax Expense" means, with respect to the Company for any period, the provision for federal, state, local and foreign income taxes payable by the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to the Company for any period, without duplication, the sum of (i) the interest expense of the Company and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (e) all capitalized interest and all accrued interest and (f) interest-equivalent costs associated with any Permitted Receivables Financing, whether accounted for as interest expense or loss on the sale of Receivables and Related Assets, (ii) the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iii) dividends and distributions in respect of Disqualified Equity Interests actually paid in cash by the Company during such period as determined on a consolidated basis in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any period, the net income of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication, (a) all extraordinary gains or losses and all gains and losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period; (b) that portion of such net income derived from or in respect of investments in Persons other than Restricted Subsidiaries, except to the extent actually received in cash by the Company or any Restricted Subsidiary (subject, in the case of any Restricted Subsidiary, to the provisions of clause (e) of this definition); (c) the portion of such net income (or loss) allocable to minority interests in any Person (other than a Restricted Subsidiary) for such period, except to the extent actually received in cash by the Company or any Restricted Subsidiary (subject, in the case of any Restricted Subsidiary, to the provisions of clause (e) of this definition);
(d) the net income (or loss) of any other Person combined with the Company or any Restricted Subsidiary on a "pooling of interests" basis attributable to any period prior to the date of combination; (e) the net income (or loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its Equity Interest holders; and (f) the cumulative effect of a change in accounting principles.


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

     "Consolidated Operating Cash Flow" means, with respect to any period, Consolidated Net Income for such period increased (without duplication) by the sum of (a) Consolidated Income Tax Expense for such period to the extent deducted in determining Consolidated Net Income for such period; (b) Consolidated Interest Expense for such period to the extent deducted in determining Consolidated Net Income for such period; and (c) depreciation, amortization and any other non cash items for such period to the extent deducted in determining Consolidated Net Income for such period of the Company and the Restricted Subsidiaries, including, without limitation, amortization of capitalized debt issuance costs for such period, all of the foregoing determined on a consolidated basis in accordance with GAAP minus non cash items to the extent they increase Consolidated Net Income (including the partial or entire reversal of reserves taken in prior periods) for such period.

     "control" means, as used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities or other voting interests, by agreement or otherwise; provided, however, that beneficial ownership of 10.0% or more of the voting securities or other voting interests of a Person shall be deemed to be control (and the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings).

     "Cumulative Operating Cash Flow" means, as at any date of determination, the positive cumulative Consolidated Operating Cash Flow realized during the period commencing on the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of determination for which consolidated financial information of the Company is available or, if such cumulative Consolidated Operating Cash Flow for such period is negative, the negative amount by which cumulative Consolidated Operating Cash Flow is less than zero.

     "Debt to Annualized Operating Cash Flow Ratio" means the ratio of (a) the Total Consolidated Indebtedness as of the date of calculation (the "Determination Date") to (b) two times the Consolidated Operating Cash Flow for the latest two fiscal quarters for which financial information is available immediately preceding such Determination Date (the "Measurement Period"). For purposes of calculating Consolidated Operating Cash Flow for the Measurement Period immediately prior to the relevant Determination Date, (I) any Person that is a Restricted Subsidiary on the Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash
Flow) will be deemed to have been a Restricted Subsidiary at all times during such Measurement Period, (II) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of such Consolidated Operating Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period, and (III) if the Company or any Restricted Subsidiary shall have in any manner
(x) acquired (including through an Acquisition or the commencement of activities constituting such operating business) or (y) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such period and on or prior to such Determination Date, such calculation will be made on a pro forma basis in accordance with GAAP as if, in the case of an Acquisition or the commencement of activities constituting such operating business, all such transactions had been consummated on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period; provided, however, that such pro forma adjustment shall not give effect to the Consolidated Operating Cash Flow of any Acquired Person to the extent that such Person's net income would be excluded pursuant to clause (e) of the definition of Consolidated Net Income.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designation" has the meaning set forth in "-- Certain Covenants -- Designation of Unrestricted Subsidiaries" above.

     "Designation Amount" has the meaning set forth in "-- Certain Covenants -- Designation of Unrestricted Subsidiaries" above.


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

     "Disinterested Director" means, with respect to any Person, a member of the Board of Directors of such Person who does not have any material direct or indirect financial interest in or with respect to the transaction being considered.

     "Disposition" means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person's assets.

     "Disqualified Equity Interest" means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable, at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the earlier of the maturity date of the Notes or the date on which no Notes remain outstanding; provided, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof the right to require the Company to repurchase or redeem such Equity Interests upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control provisions applicable to such Equity Interests are no more favorable to the holders of such Equity Interests than the provisions described under the caption "-- Offer to Purchase upon Change of Control Triggering Event" above and such Equity Interests specifically provide that the Company will not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company's repurchase of the Notes as are required to be repurchased pursuant to the provisions described under the caption "-- Offer to Purchase upon Change of Control Triggering Event" above.

     "Equity Interest" in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

     "Existing Indebtedness" means any Indebtedness of the Company and the Restricted Subsidiaries in existence on the Issue Date until such amounts are repaid.

     "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase" below.

     "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; provided, however, that the Fair Market Value of any such asset or assets shall be determined conclusively by the Board of Directors of the Company acting in good faith, and shall be evidenced by resolutions of the Board of Directors of the Company delivered to the Trustee.

     "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States which are applicable at the date of determination.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

     "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. A guarantee shall include, without limitation, any agreement to maintain or preserve any other person's financial condition or to cause any other Person to achieve certain levels of operating results.

     "Guest Informant" means substantially all of the assets of Comcast Publishing Holdings Corporation, a Pennsylvania corporation and a wholly owned subsidiary of CCCI.

     "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Neither the accrual of interest (including the issuance of "pay in kind" securities or similar instruments in respect of such accrued interest), nor the accretion of original issue discount, nor the extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (a) every obligation of such Person for money borrowed; (b) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person; (d) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or other accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith); (e) every Capital Lease Obligation of such Person; (f) every net obligation under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements of such Person; (g) every obligation of the type referred to in clauses (a) through (f) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise; and (h) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) through (g) above. Indebtedness (i) shall never be calculated taking into account any cash and cash equivalents held by such Person; (ii) shall not include obligations of any Person (x) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two Business Days of their incurrence unless covered by an overdraft line, (y) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices and (z) under stand-by letters of credit to the extent collateralized by cash or Cash Equivalents; (iii) which provides that an amount less than the principal amount thereof shall be due upon any declaration of acceleration thereof shall be deemed to be incurred or outstanding in an amount equal to the accreted value thereof at the date of determination determined in accordance with GAAP; (iv) shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Equity Interests of the Company or any Restricted Subsidiary; and (v) shall not include obligations under performance bonds, performance guarantees, surety bonds and appeal bonds, letters of credit or similar obligations, incurred in the ordinary course of business and on ordinary business terms.

     "interest" means, with respect to the Notes, any cash interest on the Notes and, in the case of Old Notes, any Liquidated Damages.

     "Interest Rate Protection Obligations" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. The amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, and minus the amount of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any investment involving a transfer of any property or asset other than cash, such property shall be valued at its fair market value at the time of such transfer, as determined in good faith by the board of directors (or comparable body) of the Person making such transfer.

     "Investment Grade" shall mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's. In the event that the Company shall be permitted to select any other Rating Agency, the equivalent of such ratings by such Rating Agency shall be used.

     "Issue Date" means the original issue date of the Notes (May 8, 1997).

     "Lien" means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

     "Liquidated Damages" has the meaning provided in Section 4(a) of the Registration Rights Agreement.

     "Management Agreement" means the Management Agreement dated as of March 5, 1992 between Comcast Corporation and CCCI, as amended and restated on May 20, 1997.

     "Maturity Date" means the date, which is set forth on the face of the Notes, on which the Notes will mature.

     "Moody's" means Moody's Investors Services, Inc., or any successor to such rating agency business thereof.

     "MSA" has the meaning given to such term in the definition of Pops.

     "Net Cash Proceeds" means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents if sold, liquidated or exchanged within 12 months from the date of receipt thereof, net of (a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof; (b) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and the Restricted Subsidiaries, taken as a whole; (c) amounts required to be applied to the repayment of Indebtedness (i) secured by a Lien on the asset or assets that were the subject of such Asset Sale or (ii) required to be repaid as a result of such Asset Sale or in order to obtain a necessary consent to such Asset Sale; (d) amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been released or are not otherwise required to be retained as a reserve); and (e) with respect to Asset Sales by Subsidiaries, the portion of such cash payments attributable to Persons holding a minority interest in such Subsidiary.

     "Net Pops" of any Person with respect to any system means the Pops of the MSA or RSA served by such system multiplied by the direct and/or indirect percentage interest of such Person in the entity licensed or designated to receive an authorization by the Federal Communications Commission to construct or operate a system in that MSA or RSA.

     "Net Proceeds" means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment, licenses or other assets of a type generally used in the Wireless Telecommunications Business in an amount to be determined by the Board of Directors of the Company for amounts under $25.0 million and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Equity Interests after payment of out-of-pocket expenses, commission and discounts incurred in connection therewith.

     "Obligations" means any principal, interest (including, without limitation, post-petition interest), penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.


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

     "Offer" has the meaning set forth in the definition of "Offer to Purchase" below.

     "Offer to Purchase" means a written offer (the "Offer") sent by or on behalf of the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the register for the Notes on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase, which shall be not less than 20 Business Days nor more than 60 days after the date of such Offer, and a settlement date (the "Purchase Date") for purchase of Notes to occur no later than five Business Days after the Expiration Date. The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company's request, by the Trustee in the name and at the expense of the Company. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall also contain a description of the events requiring the Company to make the Offer to Purchase. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

     (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

     (2)  the Expiration Date and the Purchase Date;

     (3) the aggregate principal amount of the outstanding Notes offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

     (4) the purchase price to be paid by the Company for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

     (5) that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount at maturity;

     (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

     (7) that interest on any Note not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue;

     (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

     (9) that each Holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

     (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Company (or its Paying Agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

     (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Notes and
          (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 principal amount at maturity or integral multiples thereof shall be purchased); and

     (12) that in the case of any Holder whose Note is purchased only in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

     An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

     "Participating Preferred Stock" means the shares of Class B Participating Redeemable Preferred Stock, par value $.01 per share, of CCCI.

     "Permitted Holder" means any of (i) Comcast Corporation so long as controlled by any other Permitted Holder or so long as no "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act or any successor provision to either of the foregoing, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), excluding Permitted Holders, is or becomes the "beneficial owner," directly or indirectly, of 50% or more of the total voting power of the Voting Equity Interests of Comcast Corporation, (ii) the Roberts Family, (iii) any of the Permitted Transferees of the persons referred to in clauses (i) and (ii), and (iv) any person or group controlled by each or any of the Persons referred to in clauses (i) through (iii). For purposes of this definition "beneficially own," "beneficial owner" and "beneficial ownership" shall have the meaning as defined pursuant to Rules 13d-3 and 13d-5 under the Exchange Act (except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise).

     "Permitted Liens" means (a) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary; provided, however, that such Liens were not incurred in contemplation of such merger or consolidation and do not secure any property or assets of the Company or any Restricted Subsidiary other than the property or assets subject to the Liens prior to such merger or consolidation; (b) Liens existing on the Issue Date; (c) Liens securing Indebtedness consisting of Capitalized Lease Obligations, Purchase Money Indebtedness, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred solely for the purpose of financing all or any part of the purchase price or cost of construction or installation of assets used in the business of the Company or the Restricted Subsidiaries, or repairs, additions or improvements to such assets, provided, however, that (I) such Liens secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such assets or repair, addition or improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the incurrence of such Indebtedness), (II) such Liens do not extend to any other assets of the Company or the Restricted Subsidiaries (and, in the case of repair, addition or improvements to any such assets, such Lien extends only to the assets (and improvements thereto or thereon) repaired, added to or improved), (III) the Incurrence of such Indebtedness is permitted by "-- Certain Covenants -- Limitation on Indebtedness" above and (IV) such Liens attach within 365 days of such purchase, construction, installation, repair, addition or improvement; (d) any Lien granted by a Restricted Subsidiary on its property or assets to the extent limitations on the incurrence of such Liens are prohibited by any agreement to which such Restricted Subsidiary is subject as of the date of the Indenture; (e) Liens to secure any refinancings, renewals, extensions, modifications or replacements (collectively, "refinancing") (or successive refinancings), in whole or in part, of any Indebtedness secured by Liens referred to in the clauses above so long as such Lien does not extend to any other property (other than improvements thereto);
(f) Liens securing letters of credit entered into in the ordinary course of business and consistent with past business practice; (g) Liens on and pledges of the capital stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary; (h) Liens securing Indebtedness (including all Obligations) under the Bank Credit Facility; (i) other Liens securing Indebtedness that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $20.0 million; and (j) Liens on Receivables and Related Assets securing Indebtedness or otherwise permitted to be Incurred, in each case, with a Permitted Receivables Financing.

     "Permitted Receivables Financing" means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a


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

Securitization Subsidiary purchases Receivables and Related Assets from the Company or any Restricted Subsidiary and finances such Receivables and Related Assets through the issuance of indebtedness or equity interests or through the sale of the Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets; provided that (i) the Board of Directors shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of Receivables and Related Assets to or by the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors of the Company), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of the Company),
(iv) no portion of the Indebtedness of a Securitization Subsidiary is guaranteed by or is recourse to the Company or any Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (v) neither the Company nor any Subsidiary has any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

     "Permitted Transferee" means, with respect to any Person: (a) in the case of any Person who is a natural person, such individual's spouse or children, any trust for such individual's benefit or the benefit of such individual's spouse or children, or any corporation or partnership in which the direct and beneficial owner of all of the equity interest is such Person or such individual's spouse or children or any trust for the benefit of such persons;
(b) in the case of any Person who is a natural person, the heirs, executors, administrators or personal representatives upon the death of such Person or upon the incompetency or disability of such Person for purposes of the protection and management of such individual's assets; and (c) in the case of any Person who is not a natural person, any Affiliate of such Person.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Pops" means the estimate of the population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA") as derived from the most recent Rand McNally Commercial Atlas & Marketing Guide or if such statistics are no longer printed in the Rand McNally Commercial Atlas & Marketing Guide or the Rand McNally Commercial Atlas & Marketing Guide is no longer published the most recent Donnelly Market Service or if such statistics are no longer printed in the Donnelly Market Service or the Donnelly Market Service is no longer published, such other nationally recognized source of such information.

     "Preferred Equity Interest," in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

     "principal" of a debt security means the principal of the security plus, when appropriate, the premium, if any, on the security.

     "Public Equity Offering" means an underwritten public offering of common equity of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8).

     "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Purchase Money Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property, provided that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof as of the date of refinancing.

     "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase" above.

     "Qualified Equity Interest" in any Person means any Equity Interest in such Person other than any Disqualified Equity Interest (it being understood that the New Preferred Stock shall in no event constitute Qualified Equity Interest).

     "Rating Agencies" shall mean (i) S&P and (ii) Moody's and (iii) if S&P or Moody's or both shall not make a rating of the Notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody's or both, as the case may be.

     "Rating Category" shall mean (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody's used by another Rating Agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB to BB-, as well as from BB- to B+, will constitute a decrease of one gradation).

     "Rating Date" shall mean that date which is 90 days prior to the earlier of (x) a Change of Control and (y) public notice of the occurrence of a Change of Control or of the intention by the Company or any Permitted Holder to effect a Change of Control.

     "Rating Decline" shall mean the occurrence on, or within 90 days after, the date of public notice of the occurrence of a Change of Control or the intention by the Company or any Permitted Holder to effect a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) of any of (a) in the event the Notes are rated by both Moody's and S&P on the Rating Date as Investment Grade, the rating of the Notes by either Rating Agency shall be below Investment Grade; (b) in the event the Notes are rated by either, but not both, of the Rating Agencies on the Rating Date as Investment Grade, the rating of the Notes by both Rating Agencies shall be below Investment Grade; or (c) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the Notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

     "Receivables and Related Assets" means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case relating to such receivables, including interests in merchandise or goods, the sale or lease of which gave rise to such receivable, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all of the foregoing.

     "Restricted Investment" means an Investment in any Person that is, or as a result of such Investment becomes, an Affiliate of the Company other than an Investment in (a) the Company, (b) a Restricted Subsidiary, (c) a Person that immediately after giving effect to such Investment becomes a Restricted Subsidiary or (d) any Person that is an Affiliate of the Company (other than an Unrestricted Subsidiary) solely because of the control of such Person by the Company and/or one or more of the Restricted Subsidiaries.

     "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated as an Unrestricted Subsidiary pursuant to "-- Certain Covenants
- -- Designation of Unrestricted Subsidiaries" above. Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Roberts Family" means:

        (i)  Ralph J. Roberts or his spouse;

        (ii) a lineal descendant of Ralph J. Roberts (whether by the whole or half blood); or

         (iii) a trust established for the benefit of any of Ralph J. Roberts, his spouse and/or a lineal descendant or descendants of Ralph J. Roberts (whether by the whole or half blood).

     "RSA" has the meaning given to such term in the definition of Pops.

     "SEC" means the Securities and Exchange Commission.

     "Securitization Subsidiary" means a Wholly Owned Restricted Subsidiary which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.


     "Series A Preferred Stock" means the pay-in-kind preferred stock of the Company issued to CFC, which preferred stock was purchased by CFC with substantially all of the proceeds received by it in the redemption of the Zero Coupon Notes held by CFC.


     "Significant Restricted Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries that constitute Restricted Subsidiaries (i) for the most recent fiscal year of the Company accounted for more than 10.0% of the consolidated revenues of the Company and the Restricted Subsidiaries or (ii) as of the end of such fiscal year, owned more than 10.0% of the consolidated assets of the Company and the Restricted Subsidiaries, all as set forth on the consolidated financial statements of the Company and the Restricted Subsidiaries for such year prepared in conformity with GAAP.

     "S&P" means Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or any successor to such rating agency business thereof.

     "Stated Maturity" means, when used with respect to any security or any installment of interest thereon, the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

     "Subsidiary" means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person of which at least a majority of Voting Equity Interests are at the time, directly or indirectly, owned by such first named Person.

     "Surviving Person" means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

     "Tax Sharing Agreement" means the tax sharing agreement dated as of March 5, 1992 among Comcast Corporation, Comcast Cellular and CCCI and its Subsidiaries, as in effect on the Issue Date or as may be amended to include the Company.

     "Total Consolidated Indebtedness" means, as at any date of determination, an amount equal to the aggregate amount of all Indebtedness and Disqualified Equity Interests of the Company and the Restricted Subsidiaries outstanding as of such date of determination.

     "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to "-- Certain Covenants -- Designation of Unrestricted Subsidiaries" above. Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Voting Equity Interests" means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment of final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding aggregate principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary all of the outstanding Voting Equity Interests (other than directors' qualifying shares) of which are owned, directly or indirectly, by the Company.

     "Wireless Telecommunications Business" means the development, management and operation of cellular telephone systems, paging systems and personal communication systems and activities reasonably related thereto, including, without limitation, retail distribution thereof.

     "Zero Coupon Notes" means the Series A Senior Participating Redeemable Zero Coupon Notes due 2000 and the Series B Senior Participating Redeemable Zero Coupon Notes due 2000.

Book-Entry, Delivery and Form

     New Notes will be in registered certificated form ("Certificated Notes") or registered global form ("Global Notes"). Each Global Note will be deposited upon issuance with The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Holders may elect to hold their New Notes directly or, subject to the rules and procedures of DTC described below, in a Global Note. However, tendering Holders of Old Notes held in global form shall initially receive an interest held in a Global Note and tendering Holders of Old Notes held directly in certificated form shall initially receive New Notes in certificated form, in each case unless otherwise specified in the Letter of Transmittal.

The Global Notes

     The Company expects that pursuant to procedures established by DTC (a) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount of Notes of the individual beneficial interests represented by the Global Notes to the respective accounts of persons who have accounts with DTC and (b) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants. Interests in the Global Notes may be held directly through DTC, by Participants, or indirectly through organizations which are Participants.

     So long as DTC, or its nominee, is the registered owner or holder of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the Indenture. No beneficial owner of an interest in any Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, premium, if any, and interest on the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Notes held through such Participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

     Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. If a Holder requires physical delivery of a Certificated Note for any reason, including to sell New Notes to persons in states which require physical delivery of the New Notes, or to pledge such securities, such Holder must transfer its interest in a Global Note in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a Holder of New Notes only at the direction of one or more Participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes in whole for Certificated Notes, which it will distribute to the Participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, Certificated Notes will be issued in exchange for the Global Notes.

                    REGISTRATION RIGHTS; LIQUIDATED DAMAGES

     Holders of New Notes are not entitled to any registration rights with respect to the New Notes. Holders of Old Notes are entitled to certain registration rights pursuant to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission and have declared effective on or prior to October 5, 1997, a registration statement (the "Exchange Offer Registration Statement") under the Securities Act with respect to the Exchange Offer. The Company also agreed that, after the effectiveness of the Exchange Offer Registration Statement, it would, subject to certain conditions, offer to the Holders of Old Notes who are able to make certain representations the opportunity to exchange their Old Notes for New Notes. In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer ("Commission Blockage") or do not permit any Holder of Old Notes, subject to certain limitations, to participate in such Exchange Offer, the Company has agreed to file with the Commission a shelf registration statement ("the Shelf Registration Statement") to cover resales of the Old Notes. The Registration Statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement.

     The Registration Rights Agreement provides that (i) the Company will use its reasonable best efforts to have the Exchange Offer Registration Statement (and, if applicable, a Shelf Registration Statement) declared effective by the Commission on or prior to October 5, 1997. If the Exchange Offer has not been consummated by November 4, 1997 (unless there exists a Commission Blockage) (such event, a "Registration Default"), the Company will pay liquidated damages to each Holder of Old Notes, during the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $0.05 per week per $1,000 principal amount of Old Notes held by such Holder. The amount of the liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount of Old Notes for each subsequent 90-day period until the Exchange Offer is consummated, up to a maximum amount of liquidated damages of $0.25 per week per $1,000 principal amount of Old Notes. All accrued liquidated damages shall be paid to Holders in the same manner and on the same date as interest payments on the Old Notes. Following the cure of all Registration Defaults, the payment of liquidated damages will cease.

     The Registration Rights Agreement also provides that the Company (i) shall make available for a period of 90 days after the consummation of the Exchange Offer a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any of New Notes and
(ii) shall pay all expenses incident to the Exchange Offer (including the expenses of one counsel to the Holders of the Notes) and will indemnify certain Holders of the Old Notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

     Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding liquidated damages discussed above. In addition, for so long as the Old Notes are outstanding, the Company will continue to provide to Holders of Old Notes and to prospective purchasers of the Old Notes the information required by Rule 144A (d) (4). The Company will provide a copy of the Registration Rights Agreement to prospective investors upon request.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     In the opinion of Davis Polk & Wardwell, tax counsel to the Company, the following summary describes the material federal income tax considerations applicable to the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by Holders who acquire the New Notes. The summary applies only to a Holder of Old Notes that acquired such Old Notes from the Company pursuant to their original issuance and will be an initial Holder of the New Notes pursuant to the exchange hereunder. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. The discussion does not cover all aspects of federal income taxation that may be relevant to Holders, in light of their specific circumstances, particularly Holders subject to special treatment under the federal income tax laws (such as insurance companies, financial institutions, tax exempt organizations, foreign persons and taxpayers subject to the alternative minimum tax). It also does not address state, local, foreign or other tax laws. The description assumes that Holders of the Old Notes hold the Old Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

Tax Consequences to U.S. Holders

     Exchange of Notes

     There will be no federal income tax consequences to Holders exchanging Old Notes for New Notes pursuant to the Exchange Offer and a Holder will have the same basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

     Sale, Exchange or Retirement of the Notes

     Upon the sale, exchange or retirement of an New Note, a Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such Holder's adjusted tax basis in the New Note. A Holder's adjusted tax basis in an New Note will equal the cost of the Old Note to such Holder reduced by any payments of principal on the Note received by the Holder.

     EACH HOLDER SHOULD CONSULT HIS TAX ADVISOR IN DETERMINING THE FEDERAL, STATE, LOCAL AND ANY OTHER TAX CONSEQUENCES TO THE PARTICULAR HOLDER OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES.

                             PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market making activities or other trading activities. The Company has agreed that, for a period of 90 days after the consummation of the Exchange Offer, it will make this Prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For the period of 90 days after the consummation of the Exchange Offer, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed in the Registration Rights Agreement to indemnify each broker-dealer reselling New Notes pursuant to this Prospectus, and their officers, directors and controlling persons, against certain liabilities in connection with the offer and sale of the New Notes, including liabilities under the Securities Act, or to contribute to payments that such broker-dealers may be required to make in respect thereof.

                                 CERTAIN TERMS

     Interests in cellular markets that are licensed by the Federal Communications Commission (the "FCC") are commonly measured on the basis of the population of the market served, with each person residing in the market area referred to as a "Pop." As used in this Prospectus, unless otherwise indicated, the term "Pops" means the estimate of the 1997 population of a Metropolitan Statistical Area ("MSA") or Rural Service Area ("RSA"), as derived from the 1997 Rand McNally Commercial Atlas & Marketing Guide. The term "Net Pops" means the estimated population with respect to a given service area multiplied by the percentage interest that the Company owns in the entity licensed in such service area. See "Business -- Summary Market Data." The number of Pops or Net Pops owned is not necessarily indicative of the number of subscribers or potential subscribers. MSAs and RSAs are also referred to as "markets." The term "wireline" license refers to the license for any market initially awarded to a company or group that was affiliated with a local landline telephone carrier in the market, and the term "non-wireline" or "independent" license refers to the license for any market that was initially awarded to a company, individual or group not affiliated with any landline carrier. The term "system" means a FCC-licensed cellular telephone system, the term "MTA" means Major Trading Area and the term "BTA" means Basic Trading Area.

                                 LEGAL MATTERS

     The validity of the New Notes offered hereby will be passed upon for the Company by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheet of the Company and its subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of operations and accumulated deficit and of cash flows for each of the three years in the period ended December 31, 1996 appearing in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein. The Company's consolidated financial statements include amounts for Garden State Cablevision L.P. ("Garden State Cablevision"), an equity method investment of the Company. Other auditors have audited the financial statements of Garden State Cablevision as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. The report of such auditors with respect to Garden State Cablevision was furnished to Deloitte & Touche LLP for the purpose of its report with respect to the consolidated financial statements of the Company described above, insofar as it relates to amounts included in the Company's consolidated financial statements for Garden State Cablevision for the periods specified in the Company's consolidated financial statements.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                             Page
                                                                                             -----
COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
   Condensed Consolidated Balance Sheet as of June 30, 1997 and December 31, 1996
     (unaudited) .........................................................................   F-2
   Condensed Consolidated Statement of Operations and Accumulated Deficit for the six and
     three months ended June 30, 1997 and 1996 (unaudited)................................   F-3
   Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 1997
     and 1996 (unaudited) ................................................................   F-4
   Notes to Condensed Consolidated Financial Statements for the quarter ended June 30,
     1997 (unaudited) ....................................................................   F-5
   Independent Auditors' Report  .........................................................   F-10
   Consolidated Balance Sheet as of December 31, 1996 and 1995 ...........................   F-11
   Consolidated Statement of Operations and Accumulated Deficit for the years ended
     December 31, 1996, 1995 and 1994.....................................................   F-12
   Consolidated Statement of Cash Flows for the years ended December 31, 1996, 1995 and
     1994 ................................................................................   F-13
   Notes to Consolidated Financial Statements for the years ended December 31, 1996, 1995
     and 1994 ............................................................................   F-14

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
                   (Dollars in thousands, except share data)





                                                                June 30,        December 31,
                                                                  1997             1996
                                                               --------------   -------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents  ..............................    $   28,982       $    4,980
   Accounts receivable, less allowance for doubtful accounts
    of $5,469 and $3,148....................................        62,287           66,425
   Inventories .............................................        10,721           10,458
   Other current assets    .................................         3,718            3,470
                                                                ----------       ----------
      Total current assets    ..............................       105,708           85,333
                                                                ----------       ----------
INVESTMENT IN AFFILIATE    .................................        29,276           29,823
                                                                ----------       ----------
PROPERTY AND EQUIPMENT  ....................................       525,301          467,558
   Accumulated depreciation   ..............................      (146,077)        (114,144)
                                                                ----------       ----------
   Property and equipment, net   ...........................       379,224          353,414
                                                                ----------       ----------
DEFERRED CHARGES AND OTHER    ..............................     1,260,381        1,245,283
   Accumulated amortization   ..............................      (312,709)        (285,671)
                                                                ----------       ----------
   Deferred charges and other, net  ........................       947,672          959,612
                                                                ----------       ----------
                                                                $1,461,880       $1,428,182
                                                                ==========       ==========
LIABILITIES AND STOCKHOLDER'S DEFICIENCY
CURRENT LIABILITIES
 Accounts payable and accrued expenses    ..................    $   85,529       $   83,831
 Accrued commissions    ....................................         5,043            7,836
 Accrued interest    .......................................        13,918            3,166
 Deferred revenue and customer deposits   ..................        10,172            9,291
 Current portion of long-term debt  ........................        11,916            1,902
 Due to affiliates   .......................................        49,368           45,926
                                                                ----------       ----------
      Total current liabilities  ...........................       175,946          151,952
                                                                ----------       ----------
LONG-TERM DEBT, less current portion   .....................     1,149,679        1,259,325
                                                                ----------       ----------
INVESTMENT IN AND DUE TO AFFILIATES    .....................       114,437          108,804
                                                                ----------       ----------
DEFERRED INCOME TAXES   ....................................       238,898          256,737
                                                                ----------       ----------
MINORITY INTEREST AND OTHER   ..............................         9,318            7,219
                                                                ----------       ----------
COMMITMENTS AND CONTINGENCIES
MANDATORILY REDEEMABLE PREFERRED STOCK .....................       163,739
                                                                ----------       ----------
STOCKHOLDER'S DEFICIENCY
 Common stock, $.01 par value - authorized, 1,000 shares;
   issued, 100 shares   ....................................
 Additional capital  .......................................       498,164          500,425
 Accumulated deficit    ....................................      (888,301)        (856,280)
                                                                ----------       ----------
      Total stockholder's deficiency   .....................      (390,137)        (355,855)
                                                                ----------       ----------
                                                                $1,461,880       $1,428,182
                                                                ==========       ==========


           See notes to condensed consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                                  (Unaudited)
                            (Dollars in thousands)





                                                    Six Months Ended June 30,     Three Months Ended June 30,
                                                     1997            1996            1997           1996
                                                  -------------   -------------   -------------   ------------
SERVICE INCOME, net    ........................     $ 220,273       $ 207,096       $ 116,194      $108,904
                                                    ----------      ----------      ----------     ----------
COSTS AND EXPENSES
   Operating  .................................        18,931          17,295           9,047         8,605
   Selling, general and administrative   ......       114,747         123,284          57,628        58,449
   Depreciation and amortization   ............        61,449          56,769          31,477        26,886
                                                    ----------      ----------      ----------     --------
                                                      195,127         197,348          98,152        93,940
                                                    ----------      ----------      ----------     --------
OPERATING INCOME ..............................        25,146           9,748          18,042        14,964
OTHER (INCOME) EXPENSE
   Interest expense    ........................        61,165          55,678          31,717        29,066
   Investment income   ........................        (1,570)         (1,571)         (1,119)       (1,215)
   Equity in net losses of affiliates    ......         3,520           3,543           1,399         1,325
   Litigation settlement  .....................                        21,647
   Other   ....................................           440           2,098             271           (42)
                                                    ----------      ----------      ----------     --------
                                                       63,555          81,395          32,268        29,134
                                                    ----------      ----------      ----------     --------
LOSS BEFORE INCOME TAX BENEFIT
 AND EXTRAORDINARY ITEM   .....................       (38,409)        (71,647)        (14,226)      (14,170)
INCOME TAX BENEFIT  ...........................       (13,701)        (27,325)         (5,089)       (5,418)
                                                    ----------      ----------      ----------     --------
LOSS BEFORE EXTRAORDINARY ITEM  ...............       (24,708)        (44,322)         (9,137)       (8,752)
EXTRAORDINARY ITEM  ...........................        (7,313)                         (7,313)
                                                    ----------      ----------      ----------     --------
NET LOSS   ....................................       (32,021)        (44,322)        (16,450)       (8,752)
PREFERRED DIVIDENDS ...........................        (2,261)                         (2,261)
                                                    ----------      ----------      ----------     --------
NET LOSS FOR COMMON
 STOCKHOLDER  .................................    ($  34,282)     ($  44,322)     ($  18,711)    ($  8,752)
                                                    ==========      ==========      ==========     ========
ACCUMULATED DEFICIT
   Beginning of period    .....................    ($ 856,280)     ($ 786,696)     ($ 871,851)    ($822,266)
   Net loss   .................................       (32,021)        (44,322)        (16,450)       (8,752)
                                                    ----------      ----------      ----------     --------
   End of period    ...........................    ($ 888,301)     ($ 831,018)     ($ 888,301)    ($831,018)
                                                    ==========      ==========      ==========     ========


           See notes to condensed consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
          CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
                            (Dollars in thousands)





                                                                Six Months Ended June 30,
                                                                 1997             1996
                                                              --------------   -------------
OPERATING ACTIVITIES
   Net loss   .............................................   ($    32,021)     ($ 44,322)
   Adjustments to reconcile net loss to net cash provided
    by operating activities:
      Depreciation and amortization   .....................         61,449         56,769
      Non-cash interest expense    ........................         27,997         33,834
      Equity in net losses of affiliates    ...............          3,520          3,543
      Minority interest   .................................            702            289
      Deferred management fees  ...........................          3,006          2,772
      Deferred income taxes and other    ..................        (12,503)       (26,441)
      Extraordinary item  .................................          7,313
                                                               ------------      ---------
                                                                    59,463         26,444
      Decrease in accounts receivable, inventories and
       other current assets  ..............................          3,627         19,112
      Increase in accrued interest    .....................         10,752          1,499
      Decrease in accounts payable and accrued
       expenses, accrued commissions and deferred
       revenue and customer deposits  .....................           (214)       (29,314)
                                                               ------------      ---------
         Net cash provided by operating activities   ......         73,628         17,741
                                                               ------------      ---------
FINANCING ACTIVITIES
   Proceeds from borrowings of long-term debt  ............      1,018,370        140,000
   Repayments of long-term debt    ........................     (1,143,474)
   Repayments under deferred payment plan   ...............                       (85,413)
   Deferred financing costs  ..............................        (27,572)
   Proceeds from issuance of mandatorily redeemable
    preferred stock .......................................        161,478
   Net transactions with affiliates   .....................            570            890
                                                               ------------      ---------
         Net cash provided by financing activities   ......          9,372         55,477
                                                               ------------      ---------
INVESTING ACTIVITIES
   Capital expenditures   .................................        (57,897)       (36,610)
   Acquisition, net of cash acquired  .....................                        (7,466)
   Other   ................................................         (1,101)       (23,507)
                                                               ------------      ---------
         Net cash used in investing activities    .........        (58,998)       (67,583)
                                                               ------------      ---------
INCREASE IN CASH AND CASH EQUIVALENTS    ..................         24,002          5,635
CASH AND CASH EQUIVALENTS, beginning of period                       4,980         19,640
                                                               ------------      ---------
CASH AND CASH EQUIVALENTS, end of period    ...............    $    28,982       $ 25,275
                                                               ============      =========


           See notes to condensed consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                          QUARTER ENDED JUNE 30, 1997
                                  (Unaudited)



1. ORGANIZATION

     Comcast Cellular Holdings, Inc. (the "Company") was incorporated on March 27, 1997 under the laws of the State of Delaware. At the date of incorporation, the Company issued 100 shares of its newly authorized $.01 par value common stock to Comcast Corporation ("Comcast") and became a wholly owned subsidiary of Comcast.

     On May 7, 1997, Comcast contributed all 100 of the issued and outstanding $.01 par value common shares of Comcast Cellular Corporation ("Comcast Cellular"), its wholly owned subsidiary, to the Company. This contribution has been accounted for in a manner similar to a pooling of interests. Accordingly, the condensed consolidated financial statements of the Company include the accounts of Comcast Cellular for all periods presented. The Company is principally engaged in the development, management and operation of cellular telephone communications systems located in Pennsylvania, New Jersey and Delaware.

2. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

 Basis of Presentation


     The condensed consolidated balance sheet as of December 31, 1996 has been condensed from the audited consolidated balance sheet as of that date. The condensed consolidated balance sheet as of June 30, 1997, the condensed consolidated statement of operations and accumulated deficit for the six and three months ended June 30, 1997 and the condensed consolidated statement of cash flows for the six months ended June 30, 1997 and 1996 have been prepared by the Company and have not been audited by the Company's independent auditors. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of June 30, 1997 and for all periods presented have been made.

     Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company's December 31, 1996 audited consolidated financial statements. The results of operations for the periods ended June 30, 1997 are not necessarily indicative of operating results for the full year.


 Reclassifications

     Certain reclassifications have been made to the prior year condensed consolidated financial statements to conform to those classifications used in 1997.

3. ACQUISITIONS AND OTHER SIGNIFICANT EVENTS

 Debt Offering


     In May 1997, the Company completed the sale of $1.0 billion principal amount of 9 1/2% Senior Notes due 2007 (the "Old Notes") through a private offering with registration rights (the "Offering").


     Interest on the Old Notes is payable in cash semi-annually on May 1 and November 1 of each year, commencing on November 1, 1997. The Old Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after May 1, 2002 at a redemption price, initially of 104.75% of the principal amount of the Old Notes and declining annually to 100% on May 1, 2005, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to May 1, 2000, the Company may redeem the Old Notes at a price equal to 108.5% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds from one or more Public Equity Offerings (as defined); provided, however, that at least 65% of the originally issued principal amount of the Old Notes would remain outstanding after giving effect to

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                          QUARTER ENDED JUNE 30, 1997
                                  (Unaudited)

any such redemption. Upon the occurrence of a Change of Control Triggering Event (as defined), each holder of the Old Notes will have the right to require the Company to repurchase such holder's Old Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

     The Old Notes are general unsecured obligations of the Company ranking senior to all subordinated Indebtedness (as defined) of the Company and pari passu in right of payment with all other existing and future unsecured unsubordinated Indebtedness (as defined) and other liabilities of the Company. The Old Notes are subordinate to all liabilities, including trade payables, of the Company's subsidiaries.

     The indenture for the Old Notes imposes certain limitations on the ability of the Company and its Restricted Subsidiaries (as defined) to, among other things, incur Indebtedness (as defined), make Restricted Payments (as defined), including the payment of cash dividends on the Company's Series A Preferred Stock (see below), effect certain Asset Sales (as defined), enter into certain transactions with affiliates, merge or consolidate with any other person or transfer all or substantially all of their properties and assets.

 Redemption of Zero Coupon Notes

     In May 1997, the Company contributed the net proceeds of $971.2 million from the Offering to Comcast Cellular. On May 19, 1997 (the "Redemption Date"), Comcast Cellular used such proceeds to redeem all of its Series A Senior Participating Redeemable Zero Coupon Notes Due 2000 and Series B Senior Participating Redeemable Zero Coupon Notes Due 2000 (together, the "Zero Coupon Notes"), including the Zero Coupon Notes held by Comcast Cellular Communications, Inc. ("CCCI"), a wholly owned subsidiary of Comcast Cellular, and Comcast Financial Corporation ("CFC"), a wholly owned subsidiary of Comcast. Unamortized debt acquisition costs related to the Zero Coupon Notes were not significant. As of the Redemption Date, the Zero Coupon Notes had an aggregate accreted value of $742.4 million, including the Zero Coupon Notes held by CCCI and CFC with accreted values of $114.1 million and $161.5 million, respectively. On the Redemption Date, CFC used the $161.5 million received upon redemption of the Zero Coupon Notes held by it to purchase 1,614,775 shares of the Company's newly authorized $.01 par value, Series A Preferred Stock (see below). The Company contributed the $161.5 million received from the sale of its Series A Preferred Stock to Comcast Cellular, which in turn contributed such amount and the remaining net proceeds from the Offering, totaling $228.8 million, to CCCI to repay a portion of the amounts outstanding under CCCI's $1.3 billion credit agreement with certain banks (the "Credit Agreement").

 Repayment of Term Loan and Revolving Credit Loan


     The Credit Agreement provides for a term loan in the principal amount of $300.0 million due 2004 (the "Term Loan") and a reducing revolving credit facility of up to $1.0 billion (the "Revolving Credit Loan"). In May 1997, subsequent to the Offering, CCCI canceled $575.0 million of its Revolving Credit Loan, thereby reducing the $1.0 billion commitment to $425.0 million. CCCI used the amounts contributed by Comcast Cellular and the proceeds received upon redemption of the Zero Coupon Notes held by it (aggregating $504.4 million), as well as available cash, to repay the Term Loan and $205.0 million under the Revolving Credit Loan. In connection with the repayment of the Term Loan and the reduction in the Revolving Credit Loan commitment, during the second quarter of 1997, the Company expensed unamortized debt acquisition costs of $11.3 million, resulting in an extraordinary loss, net of tax, of $7.3 million. As of June 30, 1997, CCCI had outstanding $160.0 million under its Revolving Credit Loan. In July 1997, the Company made an optional debt repayment on the Revolving Credit Loan of $10.0 million with existing cash and cash equivalents. Current portion of long-term debt as of June 30, 1997 includes such amount.


 Authorization and Issuance of Mandatorily Redeemable Preferred Stock

     On May 7, 1997, the Company authorized 10,000,000 shares of $.01 par value preferred stock and designated 5,200,000 of such shares as Series A Preferred Stock. On May 19, 1997, the Company issued 1,614,775 shares of its mandatorily redeemable Series A Preferred Stock to CFC. Each holder of the Series A Preferred

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                          QUARTER ENDED JUNE 30, 1997
                                  (Unaudited)

Stock is entitled to receive cumulative cash dividends at the annual rate of $12 per share, payable semi-annually on May 1 and November 1 each year, in arrears. At the option of the Company, by declaration of the Company's Board of Directors, dividends may be paid in additional shares of Series A Preferred Stock (the "Additional Shares") instead of cash through May 1, 2007. To the extent dividends are paid in Additional Shares, such Additional Shares shall be valued at $100 per share with a liquidation value of $100 per share. The Series A Preferred Stock is redeemable, at the option of the Company, at any time prior to May 2, 2007, at a redemption price of $100 per share, plus accrued and unpaid dividends, and is mandatorily redeemable on May 2, 2007 after final maturity of the Old Notes, subject to certain conditions. The Series A Preferred Stock is generally non-voting.

 Cellular Retail Stores

     In August 1996, the Company acquired twelve cellular retail stores and direct sales locations located in Pennsylvania, New Jersey and Delaware, and related assets from Advanced Telecomm, Inc. for $6.5 million in cash, subject to certain purchase price adjustments. The Company accounted for the acquisition under the purchase method.

 Delaware 1 RSA


     In May 1996, the Company and Southwestern Bell Mobile Systems, through a partnership owned 50% by each of them, purchased the remaining 84% limited partnership interests of the Delaware 1 Rural Statistical Area ("RSA") Limited Partnership, the licensee of the non-wireline cellular license for the Kent and Sussex, DE RSA (the "Delaware 1 RSA") for $44.1 million in cash, of which the Company's share was $22.1 million. The surviving entity, C-SW Cellular Partnership, a Delaware general partnership, now holds the cellular license for the Delaware 1 RSA. American Cellular Network Corporation, an indirect wholly owned subsidiary of the Company, manages the daily operations of the C-SW Cellular Partnership's interest in the Delaware 1 RSA. The Company's investment of $29.3 million and $29.8 million as of June 30, 1997 and December 31, 1996, respectively, is accounted for under the equity method and is classified as investment in affiliate in the Company's condensed consolidated balance sheet.


 Atlantic City MSA

     In June 1996, the Company completed its acquisition of the license to operate the non-wireline cellular telephone system for the Atlantic City, NJ Metropolitan Statistical Area (the "Atlantic City Cellular System") for $7.5 million in cash. The Company accounted for the acquisition under the purchase method and began consolidating the Atlantic City Cellular System effective June 1, 1996.

 Litigation Settlement


     The Company was involved in various civil lawsuits and administrative proceedings regarding the ownership, operation and transfer of the license for the Atlantic City Cellular System. In March 1995, the Company, Comcast, Telephone and Data Systems, Inc. ("TDS"), United States Cellular Corporation, Ellis Thompson and Ellis Thompson Corporation entered into a Settlement Agreement (the "Settlement Agreement") with respect to outstanding civil litigation. During the six months ended June 30, 1996, the Company recorded $21.6 million of estimated litigation settlement expense in its condensed consolidated statement of operations and accumulated deficit. In June 1996, the Company paid such amount to TDS under the Settlement Agreement.


3. INVESTMENT IN AND DUE TO AFFILIATES


     In 1992, a subsidiary of AWACS, Inc., an indirect subsidiary of the Company, issued a note (the "AWACS Note") with an initial principal amount of $51.0 million to purchase, from a subsidiary of Comcast, a 40% limited partnership interest in Garden State Cablevision L.P. ("Garden State Cablevision"). The AWACS Note bears interest at a rate of 11% per annum. Interest is payable on a quarterly basis to the extent of available cash, with any unpaid interest added to principal. Interest expense on the AWACS Note was $2.5 million, $4.0 million, $1.3

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                          QUARTER ENDED JUNE 30, 1997
                                  (Unaudited)


million and $2.0 million during the six and three months ended June 30, 1997 and 1996, respectively. From the date of issuance through June 30, 1997, $35.5 million of principal and interest has been paid on the AWACS Note with the proceeds from distributions from Garden State Cablevision. The balance of the AWACS Note is due on September 30, 1997, and accordingly, has been classified as current in the Company's condensed consolidated balance sheet.

     Under the terms of the partnership agreement, 49.5% of Garden State Cablevision's net losses are allocated to the Company. Summarized financial information for Garden State Cablevision as of June 30, 1997 and for the six and three months ended June 30, 1997 and 1996 is as follows (dollars in thousands):





                                                 Six Months Ended June 30,    Three Months Ended June 30,
                                                   1997           1996          1997           1996
                                                 ------------   -----------   ------------   ------------
Results of Operations
Service income  ..............................    $  54,546     $ 49,469       $  27,816      $  25,290
Operating, selling, general and administrative
 expenses    .................................      (26,295)     (24,650)        (14,721)       (13,824)
Depreciation and amortization  ...............      (22,892)     (24,169)        (11,411)       (12,093)
Operating income (loss)  .....................        5,359          650           1,684           (627)
Net loss  ....................................       (6,005)      (7,732)         (2,310)        (3,245)
Company's equity in net loss   ...............       (2,972)      (3,827)         (1,143)        (1,606)




                                                    June 30,
                                                     1997
                                                    ----------
Financial Position
Current assets  ..............................     $ 10,669
Noncurrent assets  ...........................      147,920
Current liabilities   ........................       14,602
Noncurrent liabilities   .....................      332,260


4. RELATED PARTY TRANSACTIONS


     Comcast and CCCI were parties to a management agreement (the "Old Management Agreement") pursuant to which Comcast managed the business and operations of CCCI. In May 1997, subsequent to the redemption of the Zero Coupon Notes, the Old Management Agreement was terminated and replaced with a new management agreement (the "New Management Agreement") which provides for an annual management fee of 1.5% of revenues. The New Management Agreement eliminated the prior management fee which was limited to $5.0 million, subject to annual increases based on the consumer price index. The New Management Agreement has a ten year term. Management fees of $3.0 million, $2.8 million, $1.6 million and $1.4 million were charged to selling, general and administrative expenses during the six and three months ended June 30, 1997 and 1996, respectively, (on a pro forma basis, giving effect to the New Management Agreement, management fees for the six and three months ended June 30, 1997 and 1996 would have been $3.3 million, $3.1 million, $1.7 million and $1.6 million, respectively). As of June 30, 1997 and December 31, 1996, deferred management fees payable, which are included in long-term investment in and due to affiliates in the Company's condensed consolidated balance sheet, totaled $17.7 million and $14.7 million, respectively.

5. STATEMENT OF CASH FLOWS -- SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest of $22.2 million, $20.3 million, $11.0 million and $10.4 million during the six and three months ended June 30, 1997 and 1996, respectively.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Concluded)
                          QUARTER ENDED JUNE 30, 1997
                                  (Unaudited)

     The Company made cash payments for income taxes of $0.2 million, $0.6 million, $0.2 million and $0.2 million during the six and three months ended June 30, 1997 and 1996, respectively.


6. CONTINGENCIES

     The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company.

                         INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholder
Comcast Cellular Holdings, Inc.
Wilmington, Delaware


We have audited the accompanying consolidated balance sheet of Comcast Cellular Holdings, Inc. (a wholly owned subsidiary of Comcast Corporation) and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and accumulated deficit, and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Garden State Cablevision L.P. ("Garden State Cablevision"), the Company's investment which is accounted for under the equity method. The Company's equity of $93,664,000 and $51,341,000 in Garden State Cablevision's deficit at December 31, 1996 and 1995, respectively, and of $6,844,000, $10,175,000 and $8,863,000 in Garden
State Cablevision's net loss for the years ended December 31, 1996, 1995 and 1994, respectively, are included in the accompanying consolidated financial statements. The financial statements of Garden State Cablevision were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in the Company's consolidated financial statements for Garden State Cablevision as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996 is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Comcast Cellular Holdings, Inc. and its subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on May 7, 1997, Comcast Corporation contributed all 100 of the issued and outstanding $.01 par value common shares of Comcast Cellular Corporation, its wholly owned subsidiary, to the Company. This contribution has been accounted for in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of the Company include the accounts of Comcast Cellular Corporation for all periods presented.


/s/ DELOITTE & TOUCHE LLP


Philadelphia, Pennsylvania
May 7, 1997 (except for Note 3, as
to which the date is May 19, 1997)

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                   (Dollars in thousands, except share data)




                                                                         December 31,
                                                                   1996             1995
                                                               ---------------   --------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents  ..............................    $     4,980       $    19,640
   Accounts receivable, less allowance for doubtful accounts
    of $3,148 and $3,264   .................................         66,425            85,688
   Inventories .............................................         10,458             8,601
   Other current assets    .................................          3,470             4,233
   Due from affiliates  ....................................                           11,023
                                                                -----------       -----------
      Total current assets    ..............................         85,333           129,185
                                                                -----------       -----------
INVESTMENT IN AFFILIATE    .................................         29,823             5,523
                                                                -----------       -----------
PROPERTY AND EQUIPMENT  ....................................        467,558           353,810
   Accumulated depreciation   ..............................       (114,144)          (67,129)
                                                                -----------       -----------
   Property and equipment, net   ...........................        353,414           286,681
                                                                -----------       -----------
DEFERRED CHARGES AND OTHER    ..............................      1,245,283         1,238,338
   Accumulated amortization   ..............................       (285,671)         (228,341)
                                                                -----------       -----------
   Deferred charges and other, net  ........................        959,612         1,009,997
                                                                -----------       -----------
                                                                $ 1,428,182       $ 1,431,386
                                                                ===========       ===========
LIABILITIES AND STOCKHOLDER'S DEFICIENCY
CURRENT LIABILITIES
 Accounts payable and accrued expenses    ..................    $    83,831       $   189,934
 Accrued commissions    ....................................          7,836            11,001
 Accrued interest    .......................................          3,166             5,019
 Deferred revenue and customer deposits   ..................          9,291             8,574
 Current portion of long-term debt  ........................          1,902             1,500
 Due to affiliates   .......................................         45,926
                                                                -----------       -----------
      Total current liabilities  ...........................        151,952           216,028
                                                                -----------       -----------
LONG-TERM DEBT, less current portion   .....................      1,259,325         1,068,104
                                                                -----------       -----------
INVESTMENT IN AND DUE TO AFFILIATES    .....................        108,804           133,239
                                                                -----------       -----------
DEFERRED INCOME TAXES   ....................................        256,737           295,117
                                                                -----------       -----------
MINORITY INTEREST AND OTHER   ..............................          7,219             5,169
                                                                -----------       -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S DEFICIENCY
 Common stock, $.01 par value - authorized, 1,000 shares;
   issued, 100 shares   ....................................
 Additional capital  .......................................        500,425           500,425
 Accumulated deficit    ....................................       (856,280)         (786,696)
                                                                -----------       -----------
      Total stockholder's deficiency   .....................       (355,855)         (286,271)
                                                                -----------       -----------
                                                                $ 1,428,182       $ 1,431,386
                                                                ===========       ===========

                See notes to consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
         CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                            (Dollars in thousands)




                                                              Year Ended December 31,
                                                     1996             1995             1994
                                                  --------------   --------------   -------------
SERVICE INCOME, net    ........................     $ 426,053        $ 374,880        $ 286,137
                                                    ----------       ----------       ----------
COSTS AND EXPENSES
   Operating  .................................        36,876           28,923           22,684
   Selling, general and administrative   ......       235,176          212,657          154,011
   Depreciation and amortization   ............       117,225          205,733           89,916
                                                    ----------       ----------       ----------
                                                      389,277          447,313          266,611
                                                    ----------       ----------       ----------
OPERATING INCOME (LOSS)   .....................        36,776          (72,433)          19,526
OTHER (INCOME) EXPENSE
   Interest expense    ........................       116,297           97,694           83,338
   Investment income   ........................        (2,525)          (3,288)          (1,373)
   Equity in net losses of affiliates    ......         6,559            9,600            8,146
   Litigation settlement  .....................        21,647
   Other   ....................................         2,449           (3,716)           6,411
                                                    ----------       ----------       ----------
                                                      144,427          100,290           96,522
                                                    ----------       ----------       ----------
LOSS BEFORE INCOME TAX BENEFIT
 AND EXTRAORDINARY ITEMS  .....................      (107,651)        (172,723)         (76,996)
INCOME TAX BENEFIT  ...........................       (38,067)         (62,944)         (21,907)
                                                    ----------       ----------       ----------
LOSS BEFORE EXTRAORDINARY ITEMS    ............       (69,584)        (109,779)         (55,089)
EXTRAORDINARY ITEMS    ........................                         (3,047)          (6,072)
                                                    ----------       ----------       ----------
NET LOSS   ....................................       (69,584)        (112,826)         (61,161)
ACCUMULATED DEFICIT
   Beginning of year   ........................      (786,696)        (673,870)        (612,709)
                                                    ----------       ----------       ----------
   End of year   ..............................    ($ 856,280)      ($ 786,696)      ($ 673,870)
                                                    ==========       ==========       ==========

                See notes to consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                            (Dollars in thousands)





                                                                          Year Ended December 31,
                                                                 1996             1995             1994
                                                              --------------   --------------   --------------
OPERATING ACTIVITIES
   Net loss   .............................................    ($  69,584)      ($ 112,826)      ($  61,161)
   Adjustments to reconcile net loss to net cash provided
    by operating activities:    ...........................
      Extraordinary items    ..............................                          3,047            6,072
      Depreciation and amortization   .....................       117,225          205,733           89,916
      Non-cash interest expense    ........................        69,400           62,461           62,369
      Equity in net losses of affiliates    ...............         6,559            9,600            8,146
      Minority interest   .................................           773            1,099              959
      Deferred management fees  ...........................         5,545            6,746            2,500
      Deferred income taxes and other    ..................       (38,070)         (80,335)         (27,639)
                                                                ----------       ----------       ----------
                                                                   91,848           95,525           81,162
      Decrease (increase) in accounts receivable,
       inventories and other current assets    ............        22,726          (15,752)         (40,592)
      (Decrease) increase in accrued interest  ............        (1,853)           1,498            1,426
      Increase (decrease) in accounts payable and
       accrued expenses, accrued commissions and
       deferred revenue and customer deposits  ............         9,375          (11,931)          37,668
                                                                ----------       ----------       ----------
         Net cash provided by operating activities   ......       122,096           69,340           79,664
                                                                ----------       ----------       ----------
FINANCING ACTIVITIES
   Proceeds from borrowings of long-term debt  ............       166,908          553,618           70,000
   Repayments of long-term debt    ........................       (36,500)        (423,438)         (95,023)
   Deferred financing costs  ..............................                        (20,350)
   (Repayments) borrowings under deferred payment
    plan   ................................................      (120,177)         134,636
   Repayment of long-term due to affiliate  ...............       (35,479)
   Net transactions with affiliates   .....................         7,100          (12,035)             629
                                                                ----------       ----------       ----------
         Net cash (used in) provided by financing
          activities   ....................................       (18,148)         232,431          (24,394)
                                                                ----------       ----------       ----------
INVESTING ACTIVITIES
   Acquisitions, net of cash acquired    ..................       (13,958)         (75,755)
   Capital expenditures   .................................      (116,018)        (228,706)         (71,943)
   Proceeds from sale of equipment and other   ............           256           17,872              (27)
   Purchase of minority interests, license acquisition
    costs and other    ....................................       (24,367)          (3,601)          (8,512)
   Distributions from Garden State Cablevision    .........        35,479
   Sales of short-term investments    .....................                                          25,682
                                                                ----------       ----------       ----------
         Net cash used in investing activities    .........      (118,608)        (290,190)         (54,800)
                                                                ----------       ----------       ----------
(DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS  .............................................       (14,660)          11,581              470
CASH AND CASH EQUIVALENTS, beginning of year   .                   19,640            8,059            7,589
                                                                ----------       ----------       ----------
CASH AND CASH EQUIVALENTS, end of year   ..................     $   4,980        $  19,640        $   8,059
                                                                ==========       ==========       ==========


                See notes to consolidated financial statements.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



1. BUSINESS


     Comcast Cellular Holdings, Inc. (the "Company") was incorporated on March 27, 1997 under the laws of the State of Delaware. At the date of incorporation, the Company issued 100 shares of its newly authorized $.01 par value common stock to Comcast Corporation ("Comcast") and became a wholly owned subsidiary of Comcast. On May 7, 1997, Comcast contributed all 100 of the issued and outstanding $.01 par value common shares of Comcast Cellular Corporation ("Comcast Cellular"), its wholly owned subsidiary, to the Company. This contribution has been accounted for in a manner similar to a pooling of interests. Accordingly, the consolidated financial statements of the Company include the accounts of Comcast Cellular for all periods presented. Comcast Cellular is a holding company whose sole direct subsidiary is Comcast Cellular Communications, Inc. ("CCCI"). The Company's business is operated through CCCI's subsidiaries, AWACS, Inc. ("AWACS") and American Cellular Network Corp. ("Amcell"). The Company is principally engaged in the development, management and operation of cellular telephone communications systems located in Pennsylvania, New Jersey and Delaware. The Company's consolidated systems served 762,000 subscribers as of December 31, 1996.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned or controlled subsidiaries. All significant intercompany accounts and transactions among the consolidated entities have been eliminated.

 Management's Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Fair Values

     The estimated fair value amounts presented in these notes to consolidated financial statements have been determined by the Company using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Such fair value estimates are based on pertinent information available to management as of December 31, 1996 and 1995, and have not been comprehensively revalued for purposes of these consolidated financial statements since such dates.

     A reasonable estimate of fair values of the due to/from affiliates in the Company's consolidated balance sheet is not practicable to obtain because of the related party nature of these items and the lack of quoted market prices.

 Cash Equivalents

     Cash equivalents consist principally of overnight investments in money market funds with maturities of three months or less when purchased. The carrying amounts of the Company's cash equivalents, classified as available for sale securities, approximate their fair values as of December 31, 1996 and 1995.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Inventories

     Inventories, which include products held for sale, materials and supplies, are stated at the lower of cost or market. Cost for products held for sale is stated at weighted average cost, which approximates market.

 Investments

     Investments in entities in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee are accounted for under the equity method. Equity method investments are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment, additional contributions made and dividends received. Investments in privately held companies are stated at cost, adjusted for any known diminution in value.

 Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives as follows:


       Buildings  ..................   10-40 years
       Operating facilities   ......   8-12 years
       Other equipment  ............   3-8 years

     Improvements that extend asset lives are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets sold or retired are removed from the accounts and the gain or loss on disposition is recognized as a component of depreciation expense.

 Deferred Charges and Other


     Deferred charges consist principally of license acquisition costs and debt acquisition costs. License acquisition costs are being amortized on a straight-line basis over the estimated useful lives of the licenses of up to 40 years. Debt acquisition costs are being amortized on a straight-line basis over the term of the related debt of nine years.


 Valuation of Long-Lived Assets

     The Company periodically evaluates the recoverability of its long-lived assets, including property and equipment and deferred charges using objective methodologies. Such methodologies include evaluations based on the cash flows generated by the underlying assets or other determinants of fair value.

 Revenue Recognition

     Service income is recognized as service is provided and is recorded net of long distance and roaming incollect charges. Credit risk is managed by disconnecting services to customers who are delinquent.

 Postretirement and Postemployment Benefits

     The estimated costs of retiree benefits and benefits for former or inactive employees, after employment but before retirement, are accrued and recorded as a charge to operations during the years the employees provide services. The Company's retiree benefit obligation is unfunded and all benefits are paid by Comcast. Accordingly, the Company's liability for these costs is included in long-term investment in and due to affiliates.

 Income Taxes

     The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the consolidated financial statements in the period of enactment.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Derivative Financial Instruments

     The Company uses derivative financial instruments, including interest rate exchange agreements ("Swaps") and interest rate collar agreements ("Collars") to manage its exposure to fluctuations in interest rates. Swaps and Collars are matched with either fixed or variable rate debt and periodic cash payments are accrued on a settlement basis as an adjustment to interest expense.

     The Company does not hold or issue any derivative financial instruments for trading purposes and is not a party to leveraged instruments (see Note 4). The credit risks associated with the Company's derivative financial instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparties. Although the Company may be exposed to losses in the event of nonperformance by the counterparties, the Company does not expect such losses, if any, to be significant.

 Reclassifications

     Certain reclassifications have been made to the prior years' consolidated financial statements to conform to those classifications used in 1996.

3. ACQUISITIONS AND OTHER SIGNIFICANT EVENTS

 Debt Offering and Related Transactions

     In May 1997, the Company completed the sale of $1.0 billion principal amount of 9 1/2% Senior Notes due 2007 (the "Old Notes") through a private offering with registration rights (the "Offering"). On May 19, 1997, the Company issued 1,614,775 shares of its newly authorized $.01 par value mandatorily redeemable Series A Preferred Stock to Comcast Financial Corporation ("CFC"), a wholly owned subsidiary of Comcast, for $161.5 million. The Company used the net proceeds from the Offering and from the issuance of its Series A Preferred Stock to repay all amounts outstanding under the Zero Coupon Notes (as defined in Note 4) and a portion of the amounts outstanding under CCCI's $1.3 billion credit agreement with certain banks (the "Credit Agreement") (see Note 4).

 Cellular Retail Stores

     In August 1996, the Company acquired twelve cellular retail stores and direct sales locations in Pennsylvania, New Jersey and Delaware, and related assets from Advanced Telecomm, Inc. for $6.5 million in cash, subject to certain purchase price adjustments. The Company accounted for the acquisition under the purchase method.

 Delaware 1 RSA

     In May 1996, the Company and Southwestern Bell Mobile Systems, through a partnership owned 50% by each of them, purchased the remaining 84% limited partnership interests of the Delaware 1 Rural Statistical Area ("RSA") Limited Partnership, the licensee of the non-wireline cellular license for the Kent and Sussex, DE RSA (the "Delaware 1 RSA") for $44.1 million in cash, of which the Company's share was $22.1 million. The surviving entity, C-SW Cellular Partnership, a Delaware general partnership, now holds the cellular license for the Delaware 1 RSA. Amcell manages the daily operations of the C-SW Cellular Partnership's interest in the Delaware 1 RSA. The Company's investment of $29.8 million and $5.5 million as of December 31, 1996 and 1995, respectively, is accounted for under the equity method and is classified as investment in affiliate in the Company's consolidated balance sheet.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Ocean County RSA

     In 1995, the Company completed its exchange agreement with McCaw Cellular Communications, Inc. whereby the Company acquired a 100% interest in the entity that held the Ocean County, NJ RSA (the "Ocean County RSA") non-wireline cellular license in exchange for the Company's Hunterdon County, NJ RSA cellular license and related assets, and $55.2 million in cash.

 Vineland/Atlantic City MSA


     In June 1995, the Company purchased all of the outstanding stock of United States Cellular Operating Company of Vineland, Inc. ("USCC/Vineland") from United States Cellular Corporation ("USCC") for $21.2 million in cash. USCC/Vineland held an approximate 80.4% interest in the Vineland Cellular Telephone Company, Inc. ("VCTC"), which holds the license to operate the non-wireline cellular telephone system serving the Vineland, NJ Metropolitan Statistical Area ("MSA"), and an approximate 9.3% interest in the non-wireline cellular telephone system for the Atlantic City, NJ MSA (the "Atlantic City Cellular System"). The entire cost of the acquisition of these interests was funded with the proceeds of a loan from Comcast, which was repaid during 1995 in connection with the 1995 Refinancing described in Note 4. As of June 30, 1995, the Company began consolidating VCTC.


     In June 1996, the Company completed the acquisition of the license to operate the Atlantic City Cellular System and paid $7.5 million in cash. The Company began consolidating the Atlantic City Cellular System effective June 1, 1996. The Company accounted for the acquisitions under the purchase method.

 Litigation Settlement

     The Company was involved in various civil lawsuits and administrative proceedings regarding the ownership, operation and transfer of the license for the Atlantic City Cellular System. In March 1995, the Company, Comcast, Telephone and Data Systems, Inc. ("TDS"), USCC, Ellis Thompson and Ellis Thompson Corporation entered into a Settlement Agreement (the "Settlement Agreement") with respect to outstanding civil litigation. In June 1996, the Company paid $21.6 million to TDS under the Settlement Agreement. The Company recorded the expenses related to the Settlement Agreement in its 1996 consolidated statement of operations and accumulated deficit.

 Cellular Rebuild

     In 1995, the Company purchased $172.0 million of switching and cell site equipment which replaced the existing switching and cell site equipment (the "Cellular Rebuild"). The Company substantially completed the Cellular Rebuild during 1995. Accordingly, during 1995, the Company charged $110.0 million to depreciation expense, which represented the difference between the net book value of the equipment replaced and the residual value realized upon its disposal.

4. LONG-TERM DEBT

     Long-term debt consists of the following (dollars in thousands):


                                                          December 31,
                                                     1996           1995
                                                   ------------   -----------
Zero Coupon Notes   ............................   $  602,819     $  541,604
Term Loan  .....................................      300,000        300,000
Revolving Credit Loan  .........................      355,000        225,000
Other, due through 2001 ........................        3,408          3,000
                                                   -----------    -----------
                                                    1,261,227      1,069,604
Less current portion   .........................        1,902          1,500
                                                   -----------    -----------
                                                   $1,259,325     $1,068,104
                                                   ===========    ===========

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Series A & B Senior Participating Redeemable Zero Coupon Notes Due 2000

     As of December 31, 1996, the Series A Senior Participating Redeemable Zero Coupon Notes Due 2000 (the "Series A Notes") and the Series B Senior Participating Redeemable Zero Coupon Notes Due 2000 (the "Series B Notes" and, together with the Series A Notes, the "Zero Coupon Notes") had an aggregate face amount payable at maturity of $847.1 million, accreting from $359.7 million at 11% per annum (computed on a semi-annual bond equivalent basis). The Zero Coupon Notes were effectively subordinate to all of the liabilities and preferred stock obligations of the subsidiaries of the Company, including trade payables.

     The Company, at its option, may redeem the Zero Coupon Notes at any time. Holders of a majority in principal amount of the Zero Coupon Notes have the right to require the Company to redeem all of the Zero Coupon Notes at any time on or after March 5, 1998. In the event of the sale of all or substantially all of the Company, the Company has the option, and the holders of a majority in principal amount of the Zero Coupon Notes have the right to require the Company, to redeem the Zero Coupon Notes.

     At maturity or upon an earlier redemption, the Company was required to pay the Redemption Price (as defined), equal to the greater of (a) the then accreted value of the Zero Coupon Notes and (b) the Applicable Percentage (as defined; initially 35%) of the then Private Market Value of CCCI (plus additional interest in certain cases). As defined, Private Market Value is determined, in part, on a basis as if CCCI and its subsidiaries did not own any of the Excluded Assets (as defined). The Excluded Assets include the AWACS Cable Subsidiary (see Note 5).

     The Series A Notes and the Series B Notes were identical except that the Company could, at its option, pay the Series A Notes either in cash, or subject to certain conditions, in shares of Comcast Class A Special Common Stock, which is generally non-voting, or a combination thereof. The Company was required to pay the Series B Notes solely in cash. The Zero Coupon Notes were not obligations of or guaranteed by Comcast or CCCI.

     The Zero Coupon Notes contained covenants which, among other things, (a) prohibited the Company from incurring any indebtedness other than the Zero Coupon Notes and certain expenses (such covenant did not, however, restrict indebtedness which might have been incurred by subsidiaries of the Company),
(b) limited the ability of the Company and CCCI to pay any dividends or make any distributions on their capital stock or make any loans to affiliates, (c) limited the ability of the Company and its subsidiaries to engage in transactions with affiliates on terms less favorable than those which could be obtained from a non-affiliate, (d) limited the ability of CCCI and its subsidiaries to engage in any business other than the management and operation of cellular communications systems and operations ancillary thereto, and (e) prohibited the Company from liquidating or causing CCCI to liquidate.

     In 1994, CCCI purchased $153.8 million principal amount ($85.7 million accreted value at that date) of the Company's Series A Notes from a wholly owned subsidiary of Comcast for $95.0 million. The premium paid in excess of the accreted value of the Series A Notes at the date of purchase of $9.3 million was recorded as an extraordinary loss, net of the related tax benefit of $3.3 million, in the Company's 1994 consolidated statement of operations and accumulated deficit.

     As of December 31, 1996 and 1995, $217.7 million principal amount of the Zero Coupon Notes with an accreted value of $154.9 million and $139.2 million, respectively, were held CFC.

     In May 1997, the Company redeemed the Zero Coupon Notes in full, with the net proceeds from the Offering and from the issuance of its Series A Preferred Stock (see Note 3). Unamortized debt acquisition costs related to the Zero Coupon Notes were not significant.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

 Debt Refinancing

     In September 1995, the Company refinanced a portion of its outstanding debt (the "1995 Refinancing"). In connection with the 1995 Refinancing, the Company entered into a $1.3 billion credit agreement (the "Credit Agreement") with certain banks. As a result of the 1995 Refinancing, the Company expensed unamortized debt acquisition costs relating to its previous credit facility of $4.7 million during 1995, resulting in an extraordinary loss, net of the related tax benefit, of $3.0 million.

     The Credit Agreement provides for a term loan in the principal amount of $300.0 million due 2004 (the "Term Loan") and a reducing revolving credit facility of up to $1.0 billion (the "Revolving Credit Loan" and, together with the Term Loan, the "Loans").

     The maximum principal amount of the Revolving Credit Loan is reduced in quarterly installments, which increase annually, commencing September 30, 1998 and continuing through 2004. Outstanding amounts under the Revolving Credit Loan as of December 31, 1996 are due in quarterly installments commencing in 2002. Interest rates are based on a base, London Interbank Offered Rate or Certificate of Deposit rate, plus a percentage which varies as the ratio of total indebtedness to annual operating cash flow (as defined) varies. The Company's effective weighted average interest rate on the Loans was 6.84%, 7.17% and 7.33% during the years ended December 31, 1996, 1995 and 1994, respectively.

     As security for the Loans, CCCI has pledged the capital stock of its direct subsidiaries. The Credit Agreement contains certain restrictions, including prohibitions on the payment of dividends (with certain limited exceptions), changes in CCCI's business, incurrence of indebtedness, liens, asset acquisitions and sales, investments and affiliate transactions. CCCI is required to maintain certain financial ratios relating to operating cash flow (as defined) and is required to use a portion of excess cash flow (as defined) and proceeds of asset sales to prepay indebtedness under the Credit Agreement. The calculation of these financial ratios excludes the results of the AWACS Cable Subsidiary (see Note 5).

     In May 1997, the Company repaid the Term Loan and a portion of the amounts outstanding under the Revolving Credit Loan (see Note 3) and canceled $575.0 million of its Revolving Credit Loan, thereby reducing the $1.0 billion commitment to $425.0 million. In connection with the repayment of a portion of the amounts outstanding under the Credit Agreement and the reduction in the Revolving Credit Loan commitment, during the second quarter of 1997, the Company will record an extraordinary loss, net of the related tax benefit, of $7.3 million. As a result of these transactions, as of the redemption date, the Company had $170.0 million outstanding under its Revolving Credit Loan.

 Interest Rate Risk Management

     The Company is exposed to market risk including changes in interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative transactions pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Positions are monitored using techniques including market value and sensitivity analyses.

     The use of interest rate risk management instruments, such as Swaps and Collars, is required under the terms of the Credit Agreement. The Company's policy is to manage interest costs using a mix of fixed and variable rate debt. Using Swaps, the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Collars limit the Company's exposures to and benefits from interest rate fluctuations on variable rate debt to within a range of rates.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     The following table summarizes the terms of the Company's existing Swap and Collars as of December 31, 1996 and 1995 (dollars in thousands):



                                  Notional                      Average
                                  Amount       Maturities     Interest Rate
                                  ----------   ------------   --------------
As of December 31, 1996
- ------------------------------
Variable to Fixed Swap   ......   $ 50,000       1998          5.65%
Collars   .....................    220,000       1997         6.78%/5.38%
As of December 31, 1995
- ------------------------------
Variable to Fixed Swap   ......   $ 50,000       1998          5.65%
Collar    .....................     50,000       1997         6.27%/5.00%

     The notional amounts of interest rate agreements, as presented in the above table, are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. While Swaps and Collars represent an integral part of the Company's interest rate risk management program, their incremental effect on interest expense for the years ended December 31, 1996, 1995 and 1994 was not significant.

     The Company's long-term debt had carrying amounts of $1.261 billion and $1.070 billion and estimated fair values of $1.113 billion and $1.178 billion as of December 31, 1996 and 1995, respectively. The estimated fair value of the Company's publicly traded debt is based on quoted market prices for that debt. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available.

     The difference between the carrying values and estimated fair values of the Company's derivative financial instruments was not significant as of December 31, 1996 and 1995, and has been estimated based upon amounts at which such items could be settled.

5. INVESTMENT IN AND DUE TO AFFILIATES


     In 1992, a subsidiary (the "AWACS Cable Subsidiary") of AWACS issued a note (the "AWACS Note") with an initial principal amount of $51.0 million to purchase, from a subsidiary of Comcast, a 40% limited partnership interest in Garden State Cablevision L.P. ("Garden State Cablevision"). The AWACS Note bears interest at a rate of 11% per annum. Interest is payable on a quarterly basis to the extent of available cash, with any unpaid interest added to principal. Interest expense on the AWACS Note was $8.2 million, $7.5 million, and $6.7 million for the years ended December 31, 1996, 1995 and 1994, respectively. From the date of issuance through December 31, 1996, $35.5 million of principal and interest has been paid on the AWACS Note with the proceeds from distributions from Garden State Cablevision. The balance of the AWACS Note is due on September 30, 1997, and accordingly, has been classified as current in the Company's consolidated balance sheet as of December 31, 1996.


     Under the terms of the partnership agreement, 49.5% of Garden State Cablevision's net losses are allocated to the Company. Under the terms of the Zero Coupon Notes and Loans (see Note 4), the AWACS Cable Subsidiary is excluded for the purposes of determining the Redemption Price (as defined), and the required cash flow ratios.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     Summarized financial information for Garden State Cablevision for 1996, 1995 and 1994 is as follows (dollars in thousands):



                                                                           Year Ended December 31,
                                                                     1996          1995          1994
                                                                   -----------   -----------   ------------
Results of Operations
Service income  ................................................  $ 100,756      $ 91,771       $  91,288
Operating, selling, general and administrative expenses   ......     43,608        40,595          39,068
Depreciation and amortization  .................................     48,524        46,976          47,293
Operating income   .............................................      8,624         4,200           4,927
Net loss  ......................................................    (13,826)      (20,556)        (17,905)
Company's equity in net loss   .................................     (6,844)      (10,175)         (8,863)


                                                                                      December 31,
                                                                                  1996             1995
                                                                                 ----------     ---------
Financial Position
Current assets    .............................................................. $  8,457           7,003
Noncurrent assets    ...........................................................  161,241         186,196
Current liabilities  ...........................................................   17,609          12,877
Noncurrent liabilities  ........................................................  334,356         260,047

6. LCH PREFERRED STOCK REDEMPTION

     In June 1994, LCH Communications, Inc. ("LCH") redeemed the Class A Redeemable Preferred Stock (the "LCH Preferred Stock") held by CCCI through the transfer to CCCI of 100% of the capital stock of LIN Cellular Communications Corporation. As a result of such redemption, CCCI owns 100% of the common stock of AWACS. Since the Company has historically accounted for the purchase of AWACS as if it had acquired a 100% direct interest, the redemption of the LCH Preferred Stock had no effect on the Company's accounting for AWACS.

     In addition to the interest in AWACS, the redemption of the LCH Preferred Stock entitled the Company to an interest in certain publishing and broadcasting operations. CCCI issued to Metromedia Company participating preferred stock which had economic attributes based on the performance and ultimate value of the publishing and broadcasting operations. In June 1997, CCCI redeemed the participating preferred stock in exchange for such assets. As these operations are excluded from the Company's consolidated financial statements, the redemption of the participating preferred stock will have no financial statement effect.

7. RELATED PARTY TRANSACTIONS


     Comcast and CCCI were parties to a management agreement (the "Old Management Agreement") pursuant to which Comcast managed the business and operations of CCCI. Pursuant to the Old Management Agreement, management fees of $5.5 million, $5.5 million and $5.3 million were charged to selling, general and administrative expenses during the years ended December 31, 1996, 1995 and 1994, respectively. During the years ended December 31, 1995 and 1994, CCCI was charged additional management fees (the "Additional Management Fees") of $2.7 million and $2.5 million, respectively. In accordance with the provisions of the Old Management Agreement, annual cash payments of management fees were limited to $5.0 million, subject to annual increases based on the consumer price index (eliminated by the New Management Agreement -- see below). In certain circumstances, the Credit Agreement may further limit the payment of management fees. As of December 31, 1996 and 1995, deferred management fees payable, which are included in long-term investment in and due to affiliates, totaled $14.7 million and $9.2 million, respectively. In May 1997, subsequent to the redemption of the Zero Coupon Notes, the Old Management Agreement was terminated and replaced with a new management agreement (the "New Management Agreement") which provides for an annual management fee of 1.5% of revenues (on a pro forma basis, giving effect to the New Management Agreement, management fees for the years ended December 31, 1996, 1995 and 1994 would have been $6.4 million, $5.6 million and $4.3 million, respectively). The New Management Agreement has a ten year term.

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. INCOME TAXES

     Comcast, the Company, and CCCI have entered into a tax sharing agreement (the "Tax Sharing Agreement") whereby, the Company joins with Comcast in filing a consolidated federal income tax return. Comcast allocates income tax expense or benefit to the Company as if the Company was filing a separate federal income tax return. Tax benefits from both losses and tax credits are made available to the Company as it is able to realize such benefits on a separate return basis. The Company is required to pay to Comcast for income taxes an amount equal to that amount of tax the Company would pay if it filed a separate tax return. Subsidiaries which were less than 80% owned have been excluded from the Tax Sharing Agreement, as they were not members of the Comcast consolidated group for tax purposes. Accordingly, their tax liabilities have been determined on a separate company basis.

     Significant components of the Company's net deferred tax liability are as follows (dollars in thousands):



                                                                                  December 31,
                                                                             1996           1995
                                                                           -----------   -------------
Deferred tax liabilities:
   Difference between book and tax basis of property and equipment   ...   $ 394,308      $ 394,202
                                                                           ---------      ---------
Deferred tax assets:
   Net operating loss carryforwards    .................................     147,953        107,190
   Difference between book and tax basis of property and equipment and
    deferred charges    ................................................      24,911         27,188
   Less valuation allowance   ..........................................     (35,293)       (35,293)
                                                                           ---------      ---------
                                                                             137,571         99,085
                                                                           ---------      ---------
   Net deferred tax liability ..........................................   $ 256,737      $ 295,117
                                                                           =========      =========

     Income tax benefit consists of the following components (dollars in thousands):



                                      Year Ended December 31,
                               1996           1995           1994
                             ------------   ------------   ------------
Current expense
   Federal    ............     $              $              $, 5,682
   State   ...............          313            921          6,522
                               ---------      ---------      ---------
                                    313          2,853         12,204
                               ---------      ---------      ---------
Deferred (benefit) expense
   Federal    ............      (36,836)       (60,571)       (34,757)
   State   ...............       (1,544)        (5,226)           646
                               ---------      ---------      ---------
                                (38,380)       (65,797)       (34,111)
                               ---------      ---------      ---------
                              ($ 38,067)     ($ 62,944)     ($ 21,907)
                               =========      =========      =========

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Concluded)
                 YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

     The effective income tax benefit of the Company differs from the statutory amount because of the effect of the following items (dollars in thousands):



                                                                 Year Ended December 31,
                                                         1996            1995            1994
                                                      -------------   -------------   -------------
Federal tax at statutory rate    ..................    ($ 37,678)      ($ 60,453)      ($ 26,949)
State income taxes, net of federal benefit   ......         (800)         (2,798)          4,659
Other, net  .......................................          411             307             383
                                                        ---------       ---------       ---------
                                                       ($ 38,067)      ($ 62,944)      ($ 21,907)
                                                        =========       =========       =========

     As of December 31, 1996, the Company has available net operating loss carryforwards of approximately $367.0 million for which a deferred tax asset has been recorded and which expire through the year 2011.


9. STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

     The Company made cash payments for interest of $48.7 million, $33.7 million and $19.5 million during the years ended December 31, 1996, 1995 and 1994, respectively.

     The Company made cash payments for income taxes of $0.8 million, $7.5 million and $5.9 million during the years ended December 31, 1996, 1995 and 1994, respectively.


10. COMMITMENTS AND CONTINGENCIES

     The Company leases certain office and transmissions facilities under noncancellable operating leases expiring on various dates through 2039. The leases generally provide for fixed annual rentals plus certain real estate taxes and other costs. Rental expense of $10.5 million, $7.6 million and $6.3 million for 1996, 1995 and 1994, respectively, has been charged to operations.

     As of December 31, 1996, the minimum rental commitments under noncancellable operating leases are as follows (dollars in thousands):


       1997  ..........................................  $10,900
       1998  ..........................................   10,902
       1999  ..........................................   10,007
       2000  ..........................................    8,545
       2001  ..........................................    6,557
       Thereafter  ....................................   16,326

     The Company is subject to claims which arise in the ordinary course of its business and other legal proceedings. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or liquidity of the Company.

================================================================================


    No person has been authorized to give any information or make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

                           ------------------------


                               TABLE OF CONTENTS



                                                      Page
                                                    -----------
   Available Information ........................        2
   Prospectus Summary ...........................        3
   Risk Factors .................................       11
   Capitalization  ..............................       18
   Selected Consolidated Financial and Other
      Data   ....................................       19
   Management's Discussion and Analysis of
      Financial Condition and Results of
      Operations   ..............................       21
   The Exchange Offer ...........................       32
   Business  ....................................       38
   Management   .................................       49
   Principal Stockholders   .....................       51
   Certain Relationships and Related
      Transactions ..............................       53
   Description of the Notes .....................       54
   Registration Rights; Liquidated Damages.......       82
   Certain Federal Income Tax Consequences.......       82
   Plan of Distribution  ........................       83
   Certain Terms   ..............................       83
   Legal Matters   ..............................       84
   Experts   ....................................       84
   Index to Consolidated Financial
      Statements   ..............................       F-1

   Until   , 1997 (90 days after the date hereof), all dealers effecting transactions in the New Notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

================================================================================





                                 $1,000,000,000







                               COMCAST CELLULAR
                                 HOLDINGS, INC.




                     9 1/2% Senior Notes due 2007, Series B





                               ------------------
                                   PROSPECTUS
                               ------------------





















                                      , 1997


================================================================================

                                    PART II


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A corporation may similarly indemnify any person who was or is a party or is threatened to be made a party to any action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the corporation for expenses actually and reasonably incurred by him in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court, shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 102(b)(7) of the Delaware General Corporation Law provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under section 174 of Title 8 of the Delaware General Corporation Law, or (iv) for any transaction form which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date which such provision becomes effective.

     Article NINTH of the Company's Certificate of Incorporation provides as follows:

     "NINTH. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision does not eliminate the liability of the director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of Title 8 of the Delaware Code, or (iv) for any transaction from which the director derived an improper personal benefit. In the case of any change in Delaware law which expands the liability of directors, the limited liability of directors shall continue as theretofore to the extent permitted by law; in the case of any change in Delaware law which permits the corporation, without the requirement of any further action by the stockholders or directors of the corporation, to limit further the liability of directors, then such liability thereupon shall be so limited to the extent permitted by law."

     Article VII of the Company's By-Laws also contains an indemnity provision, requiring the Company to indemnify any directors, officers, employees, or agents of the Company and their respective heirs, executors, and administrators to the extent permitted by law. In addition, Article VII of the Company's By-Laws permits the Company (i) to pay the expense incurred by officers or directors in defending any civil or criminal action, suit, or proceeding upon receipt of an undertaking by or on behalf of such officers or directors to repay such amount without interest unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized by law and
(ii) to purchase and maintain insurance on behalf of current and former directors, officers, employees, or agents of the Company against liability arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under law.

     Comcast has a policy insuring the Company and directors and officers of the Company against certain liabilities under the Securities Act.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a) EXHIBITS

  3.1* --  Certificate of Incorporation of the Company, as amended.
  3.2* --  By-laws of the Company.
  4.1* -- Indenture dated as of May 8, 1997 by and between the Company and The Bank of New York, as Trustee, in respect of the 9 1/2% Senior
           Notes due 2007 (including the form of Notes).
  5.1* -- Opinion of Davis Polk & Wardwell as to the validity of the New Notes being registered.
  8.1* --  Opinion of Davis Polk & Wardwell regarding tax matters.
  10.1* -- Management Agreement dated as of May 20, 1997 by and between Comcast
           Corporation ("Comcast") and CCCI.
  10.2* -- Tax Sharing Agreement dated as of March 5, 1992 by and among the
           Company, Comcast Cellular Corporation, Comcast and CCCI, as amended May 20, 1997.
  10.3* -- Credit Agreement dated as of September 14, 1995, among CCCI, the banks listed therein, The Bank of New York, Barclays Bank PLC, The Chase Manhattan Bank, N.A., PNC Bank, National Association, and The Toronto Dominion Bank, as Arranging Agents, and Toronto Dominion (Texas), Inc., as Administrative Agent.
  12.1 -- Statement re: Computation of Ratio of Earnings to Fixed Charges. 21.1* -- Subsidiaries of the Company.
  23.1  -- Consent of Deloitte & Touche LLP.
  23.2* -- Consent of Davis Polk & Wardwell (contained in Exhibit 5.1 and
           Exhibit 8.1).
  23.3  -- Consent of Arthur Andersen LLP.
  24.1* -- Power of Attorney (included in Part II of the Registration
           Statement).
  25.1* -- Statement of Eligibility of Trustee on Form T-1.
  27.1  -- Financial Data Schedule.
  99.1  -- Form of Letter of Transmittal.
  99.2* -- Form of Notice of Guaranteed Delivery.
  99.3 -- Instruction to Registered Holder and/or Book-entry transfer of Participant from Owner of the Company.
  99.4* -- Form of Letter to Clients.
  99.5* -- Form of Letter to Registered Holders and Depository Trust Company
           Participants.
  99.6* -- Report of Independent Public Accountants to Garden State Cablevision
           L.P., for the years ended December 31, 1996, 1995 and 1994.



(b) FINANCIAL STATEMENT SCHEDULE

     Schedule II -- Valuation and Qualifying Accounts.


- ------------

* Previously filed as an exhibit to this Registration Statement.

ITEM 22. UNDERTAKINGS


The undersigned registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (d) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Wilmington, Delaware on September 5, 1997.



                                          COMCAST CELLULAR HOLDINGS, INC.



                                          By: /s/ Brian L. Roberts
                                             -------------------------------
                                            Brian L. Roberts
                                            President; Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.







                Signature                                         Title                             Date

     Ralph J. Roberts*
 ------------------------              Chairman of the Board of Directors;             September 5, 1997
     Ralph J. Roberts                    Director

   Julian A. Brodsky*
 ------------------------              Vice Chairman of the Board of Directors;        September 5, 1997
   Julian A. Brodsky                     Director

  /s/ Brian L. Roberts
- ------------------------               President; Director (Principal Executive        September 5, 1997
    Brian L. Roberts                     Officer)

   Lawrence S. Smith*
- ------------------------               Executive Vice President (Principal             September 5, 1997
   Lawrence S. Smith                     Accounting Officer)

     John R. Alchin*
 ------------------------              Senior Vice President; Treasurer                September 5, 1997
     John R. Alchin                      (Principal Financial Officer)

    Stanley L. Wang*
- ------------------------               Senior Vice President; Secretary; Director      September 5, 1997
    Stanley L. Wang



*By  /s/ Brian L. Roberts
- -------------------------
     Brian L. Roberts
     Attorney-in-Fact

               COMCAST CELLULAR HOLDINGS, INC. AND SUBSIDIARIES
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (In thousands)



                                                   Additions
                                    Balance at     Charged to     Deductions      Balance
                                    Beginning      Costs and         from         at End
                                     of Year       Expenses       Reserves(A)     of Year
                                    ------------   ------------   -------------   --------
Allowance for Doubtful Accounts
 1996    ........................      $3,264        $14,032         $14,148        $3,148
 1995 ...........................       2,796          7,268           6,800         3,264
 1994 ...........................       2,409          5,175           4,788         2,796

- ------------
(A) Uncollectible accounts written off.

                                 EXHIBIT INDEX




12.1  --    Statement re: Computation of Ratio of Earnings to Fixed Charges.
23.1  --    Consent of Deloitte & Touche LLP.
23.3  --    Consent of Arthur Andersen LLP.
27.1  --    Financial Data Schedule.
99.1  --    Form of Letter of Transmittal.
99.3  --    Instruction to Registered Holder and/or Book-entry transfer of Participant from Owner of the
            Company.



- ------------